THIS DOCUMENT IS A COPY OF THE FORM N-4 FILED ON MAY 2, 2001
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



As filed with the Securities and Exchange Commission on April 28, 2001

                                                              File No. 33-65409
                                                              File No. 811-07299

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------

                                    FORM N-4
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ( )
                         Pre-effective Amendment No. ( )





                      Post-effective Amendment No. 5 ( X )





                                     and/or
                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940 ( )
                         Pre-effective Amendment No. ( )




                      Post-effective Amendment No. 13 ( X )





                        (Check appropriate box or boxes)

                                ----------------

                     ANNUITY INVESTORS(R) VARIABLE ACCOUNT A
                           (Exact Name of Registrant)

                   ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 1-800-789-6771

--------------------------------------------------------------------------------
                             Mark F. Muething, Esq.

             Executive Vice President, Secretary and General Counsel

                    Annuity Investors Life Insurance Company
                                  P.O. Box 5423
                           Cincinnati, Ohio 45201-5423
                     (Name and Address of Agent for Service)

                                    Copy to:

                              John P. Gruber, Esq.

                                 Vice President

                    Annuity Investors Life Insurance Company
                                 P. O. Box 5423
                           Cincinnati, Ohio 45201-5423
--------------------------------------------------------------------------------

It is proposed that this filing will become effective:


[_] Immediately upon filing pursuant to Rule 485(b)
[X] On May 1, 2001 pursuant to Rule 485(b)
[_] 60 days after filing pursuant to Rule 485(a)(1)
[_] On ____________ pursuant to Rule 485(a)(1)
[_] 75 days after filing pursuant to Rule 485(a)(2)
[_] On ___________ pursuant to Rule 485(a)(2)

                              CROSS REFERENCE SHEET
                             Pursuant to Rule 495(a)

                                   (33-65409)


                    Showing Location in Part A (Prospectus),
   Part B (Statement of Additional Information) and Part C (Other Information) of Registration Statement Information Required by Form N-4


                                     PART A



     Item of Form N-4                                   Prospectus Caption
     ----------------                                   ------------------
 1.  Cover Page........................................ Cover Page

 2.  Definitions....................................... Definitions; Glossary of Financial Terms

 3.  Synopsis.......................................... Overview

 4.  Condensed Financial Information

     (a)  Accumulation Unit Values..................... Condensed Financial Information

     (b)  Performance Data............................. Performance Information

     (c)  Financial Statements......................... Financial Statements

 5.  General Description of Registrant, Depositor and
     Portfolio Companies

     (a)  Depositor.................................... Annuity Investors Life Insurance Company(R)

     (b)  Registrant................................... The Separate Account

     (c)  Portfolio Companies.......................... The Portfolios

     (d)  Portfolio Prospectuses....................... The Portfolios

     (e)  Voting Rights................................ Voting Rights

 6.  Deductions and Expenses

     (a)  General...................................... Charges and Deductions

     (b)  Sales Load %................................. Contingent Deferred Sales Charge

     (c)  Special Purchase Plan........................ Contingent Deferred Sales Charge

     (d)  Commissions.................................. Great American Advisors, Inc.

     (e)  Portfolio Expenses........................... Fee Table

     (f)  Operating Expenses........................... Fee Table

 7.  Contracts

     (a)  Persons with Rights.......................... Persons with Rights Under a Contract; Voting Rights

     (b)(i)  Allocation of Premium Payments............ Purchase Payments

       (ii)  Transfers................................. Transfers

      (iii)  Exchanges................................. Additions, Deletions or Substitutions

     (c)  Changes...................................... Additions, Deletions or Substitutions

     (d)  Inquiries.................................... How Do I Contact the Company?

8.   Annuity Period.................................... Benefit Payment Period

9.   Death Benefit..................................... Death Benefit

10.  Purchases and Contract Values

     (a)  Purchases.................................... Purchase Payments; Investment Options--Allocations;
                                                        Account Value; Glossary of Financial Terms

     (b)  Valuation.................................... Account Value; Definitions; Glossary of Financial
                                                        Terms; Charges and Deductions.

     (c)  Daily Calculation............................ Account Value; Accumulation Units; Definitions;
                                                        Glossary of Financial Terms

     (d)  Underwriter.................................. Great American Advisors, Inc.

11.  Redemptions

     (a)  By Owner..................................... Surrenders

          By Annuitant................................. Not Applicable

     (b)  Texas ORP.................................... Texas Optional Retirement Program

     (c)  Check Delay.................................. Surrenders

     (d)  Involuntary Redemptions...................... Termination

     (e)  Free Look.................................... Right to Cancel

12.  Taxes............................................. Federal Tax Matters

13.  Legal Proceedings................................. Legal Proceedings

14.  Table of Contents for the Statement of Additional
     Information....................................... Statement of Additional Information

                                     PART B

                                                          Statement of Additional
       Item of Form N-4                                   Information Caption
       ----------------                                   -------------------
15.    Cover Page........................................ Cover Page

16.    Table of Contents................................. Table of Contents

17.    General Information and History................... General Information and History

18.    Services

       (a)     Fees and Expenses of Registrant........... (Prospectus) Fee Table

       (b)     Management Contracts...................... Not Applicable

       (c)     Custodian................................. Not Applicable

               Independent Auditors...................... Experts

       (d)     Assets of Registrant...................... Not Applicable

       (e)     Affiliated Person......................... Not Applicable

       (f)     Principal Underwriter..................... (Prospectus) Great American Advisors, Inc.

19.    (a)     Purchase of Securities Being Offered...... (Prospectus) Great American Advisors, Inc.

       (b)     Offering Sales Load....................... (Prospectus) Contingent Deferred Sales Charge

20.    Underwriters...................................... (Prospectus) Great American Advisors, Inc.

21.    Calculation of Performance Data

       (a)     Money Market Funded Sub-Accounts.......... Money Market Sub-Account Standardized Yield
                                                          Calculation

       (b)     Other Sub-Accounts........................ Average Annual Total Return Calculation;
                                                          Cumulative Total Return Calculation; Standardized
                                                          Average Annual Total Return Data;
                                                          Non-Standardized Average Annual Total Return
                                                          Data; Other Performance Measures.

22.    Annuity Payments.................................. (Prospectus) Fixed Dollar Benefit;
                                                          Variable Dollar Benefit; (SAI) Benefit
                                                          Units--Transfer Formulas

23.    Financial Statements.............................. Financial Statements

                                     PART C

           Item of Form N-4                                             Part C Caption
           ----------------                                             --------------
24.        Financial Statements and Exhibits.......................     Financial Statements and Exhibits

           (a)     Financial Statements............................     Financial Statements

           (b)     Exhibits........................................     Exhibits

25.        Directors and Officers of the Depositor.................     Directors and Officers of Annuity Investors Life
                                                                        Insurance Company(R)

26.        Persons Controlled By or Under Common Control With the       Persons Controlled By Or Under Common
           Registrant..............................................     Control With the Depositor or Registrant

27.        Number of Owners........................................     Number of Owners

28.        Indemnification.........................................     Indemnification

29.        Principal Underwriters..................................     Principal Underwriter

30.        Location of Accounts and
           Records ................................................     Location of Accounts and Records

31.        Management Services.....................................     Management Services

32.        Undertakings............................................     Undertakings

           Signature Page..........................................     Signature Page

ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)
ANNUITY INVESTORS(R) VARIABLE ACCOUNT A
PROSPECTUS FOR INDIVIDUAL FLEXIBLE PREMIUM DEFERRED ANNUITIES


                                                                     May 1, 2001

This prospectus describes individual flexible premium deferred annuity contracts (the "Contracts"). Annuity Investors Life Insurance Company(R) (the "Company") is the issuer of the Contracts. The Contracts are available for tax-qualified and non-tax-qualified annuity purchases. All Contracts qualify for tax-deferred treatment during the Accumulation Period. The tax treatment of annuities is discussed in the Federal Tax Matters section of this prospectus.

The Contracts offer both variable and fixed investment options. The variable investment options under the Contracts are Sub-Accounts of Annuity Investors(R) Variable Account A (the "Separate Account"). The Contracts currently offer 26 Sub-Accounts. Each Sub-Account is invested in shares of a registered investment company or a portfolio thereof (each, a "Portfolio"). The Portfolios are listed below.


         Janus Aspen Series (5 Portfolios)
              -Aggressive Growth Portfolio
              -Worldwide Growth Portfolio
              -Balanced Portfolio
              -Capital Appreciation Portfolio
              -International Growth Portfolio Service Shares

         Dreyfus Variable Investment Fund (3 Portfolios)
              -Appreciation Portfolio
              -Growth and Income Portfolio
              -Small Cap Portfolio

         The Dreyfus Socially Responsible Growth Fund, Inc.

         Dreyfus Stock Index Fund

         Strong Opportunity Fund II, Inc.

         Deutsche Asset Management VIT Funds (2 Portfolios)
              -Deutsche VIT EAFE(R) Equity Index
              -Deutsche VIT Small Cap Index

         Merrill Lynch Variable Series Funds, Inc. (4 Portfolios)
              -Basic Value Focus Fund
              -Global Allocation Focus Fund
              -High Current Income Fund
              -Domestic Money Market Fund

         The Universal Institutional Funds, Inc. (2 Portfolios)
              -Morgan Stanley UIF, Inc.-Fixed Income Portfolio
              -Morgan Stanley UIF, Inc.-U.S. Real Estate Portfolio

         PBHG Insurance Series Fund (4 Portfolios)
              -PBHG Growth II Portfolio
              -PBHG Technology & Communications Portfolio
              -PBHG Select Value Portfolio
              -PBHG Mid-Cap Value Portfolio

         AIM V.I.-Funds (3 Portfolios)
              -AIM V.I. Value Fund
              -AIM V.I. Capital Development Fund
              -AIM V.I. Government Securities Fund


This prospectus includes information you should know before investing in the Contracts. This prospectus is not complete without the current prospectuses for the Portfolios. Please keep this prospectus and the Portfolio prospectuses for future reference.


A statement of additional information ("SAI"), dated May 1, 2001, contains more information about the Separate Account and the Contracts. The Company filed the SAI with the Securities and Exchange Commission ("SEC"). It is part of this prospectus. For a free copy, complete and return the form on the last page of this prospectus, or call the Company at 1-800-789-6771. You may also access the SAI (as well as all other documents filed with the SEC with respect to the Contracts, the Separate Account or the Company) at the SEC's Web site: http://www.sec.gov. The registration number is 33-65409. The table of contents for the SAI is printed on the last page of this prospectus.


The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------
These securities may be sold by a bank or credit union, but are not financial institution products.

o    The Contracts are Not FDIC or NCUSIF Insured

o    The Contracts are  Obligations of the Company and Not of the Bank or Credit
     Union

o The Bank or Credit Union Does Not Guarantee the Company's Obligations Under the Contracts

o    The Contracts Involve Investment Risk and May Lose Value
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

DEFINITIONS....................................................................4
OVERVIEW.......................................................................5
   What is the Separate Account?...............................................5
   What Are the Contracts?.....................................................5
   How Do I Purchase or Cancel a Contract?.....................................5
   Will Any Penalties or Charges Apply If I Surrender a Contract?..............5
   What Other Charges and Deductions Apply to the Contract?....................5
   How Do I Contact the Company?...............................................5
FEE TABLE......................................................................6
   Owner Transaction Expenses..................................................6
   Separate Account Annual Expenses............................................6
   Portfolio Annual Expenses (After Expense Reimbursement) for
    Year Ended 12/31/00(1).....................................................6
   Examples....................................................................8
CONDENSED FINANCIAL INFORMATION................................................9
   FINANCIAL STATEMENTS.......................................................11
   Performance Information....................................................12
     Yield Data...............................................................12
     Total Return Data........................................................12
     Other Performance Measures...............................................12
THE PORTFOLIOS................................................................13
   Janus Aspen Series.........................................................13
   Dreyfus Portfolios.........................................................14
   Strong Opportunity Fund II, Inc............................................14
   Deutsche Asset Management VIT Funds........................................15
   Merrill Lynch Variable Series Fund, Inc....................................15
   The Universal Institutional Funds, Inc.....................................16
   PBHG Insurance Series Fund.................................................17
   AIM V.I. Funds.............................................................18
   Additions, Deletions, or Substitutions.....................................19
   Voting Rights..............................................................19
ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)...................................20
THE SEPARATE ACCOUNT..........................................................20
GREAT AMERICAN ADVISORS, INC..................................................20
CHARGES AND DEDUCTIONS........................................................21
   Charges and Deductions by the Company......................................21
     Contingent Deferred Sales Charge ("CDSC")................................21
     Contract Maintenance Fee.................................................22
     Transfer Fee.............................................................22
     Mortality and Expense Risk Charge........................................22
     Premium Taxes............................................................23
     Discretionary Waivers of Charges.........................................23
   Expenses of the Portfolios.................................................23
THE CONTRACTS.................................................................24
   Right to Cancel............................................................24
   Persons With Rights Under a Contract.......................................24
ACCUMULATION PERIOD...........................................................25

   Account Statements.........................................................25
   Account Value..............................................................25
   Purchase Payments..........................................................26
   Investment Options--Allocations............................................26
   Transfers..................................................................27
   Surrenders.................................................................29
   Contract Loans.............................................................30
   Termination................................................................30
BENEFIT PAYMENT PERIOD........................................................31
   Annuity Benefit............................................................31
   Death Benefit..............................................................31
   Settlement Options.........................................................31
     Form of Settlement Option................................................32
     Calculation of Fixed Dollar Benefit Payments.............................32
     Calculation of Variable Dollar Benefit Payments..........................33
FEDERAL TAX MATTERS...........................................................33
   Tax Deferral On Annuities..................................................33
   Tax-Qualified Plans........................................................34
     Individual Retirement Annuities..........................................34
     Roth IRAs................................................................34
     Tax-Sheltered Annuities..................................................34
     Texas Optional Retirement Program........................................34
     Pension and Profit Sharing Plans.........................................34
     Governmental Deferred Compensation Plans.................................34
   Nonqualified Deferred Compensation Plans...................................34
   Summary of Income Tax Rules................................................35
GLOSSARY OF FINANCIAL TERMS...................................................36
THE REGISTRATION STATEMENT....................................................37
OTHER INFORMATION.............................................................37
   Legal Proceedings..........................................................37
STATEMENT OF ADDITIONAL INFORMATION...........................................38

DEFINITIONS

--------------------------------------------------------------------------------

The capitalized terms defined on this page will have the meanings given to them when used in this prospectus. Other terms which may have a specific meaning under the Contracts, but which are not defined on this page, will be explained as they are used in this prospectus.

Account Value: The value of a Contract during the Accumulation Period. It is equal to the sum of the value of the owner's interest in the Sub-Accounts and the owner's interest in the fixed account options.

Accumulation Period: The period during which purchase payments are invested according to the investment options elected and accumulated on a tax-deferred basis. The Accumulation Period ends when a Contract is annuitized or surrendered in full, or on the Death Benefit Valuation Date.

Accumulation Unit: A share of a Sub-Account that an owner purchases during the Accumulation Period.

Accumulation Unit Value: The value of an Accumulation Unit at the end of a Valuation Period. See the Glossary of Financial Terms of this prospectus for an explanation of how Accumulation Unit Values are calculated.

Benefit Payment Period: The period during which either annuity benefit or death benefit payments are paid under a settlement option. The Benefit Payment Period begins on the first day of the first payment interval in which a benefit payment will be paid.

Benefit Unit: A share of a Sub-Account that is used to determine the amount of each variable dollar benefit payment after the first variable dollar benefit payment during the Benefit Payment Period.

Benefit Unit Value: The value of a Benefit Unit at the end of a Valuation Period. See the Glossary of Financial Terms of this prospectus for an explanation of how Benefit Unit Values are calculated.

Death Benefit Valuation Date: The date the death benefit is valued. It is the date that the Company receives both proof of the death of the owner and instructions as to how the death benefit will be paid. If instructions are not received within one year of the date of death, the Death Benefit Valuation Date will be one year after the date of death. The Death Benefit Valuation Date may never be later than five years after the date of death.

Net Asset Value: The price computed by or for each Portfolio, no less frequently than each Valuation Period, at which the Portfolio's shares or units are redeemed in accordance with the rules of the Securities and Exchange Commission.

Net Investment Factor: The factor that represents the percentage change in the Accumulation Unit Values and Benefit Unit Values from one Valuation Period to the next. See the Glossary of Financial Terms of this prospectus for an explanation of how the Net Investment Factor is calculated.

Valuation Date: A day on which Accumulation Unit Values and Benefit Unit Values can be calculated. Each day the New York Stock Exchange is open for business is a Valuation Date.

Valuation Period: The period starting at the close of regular trading on the New York Stock Exchange on any Valuation Date and ending at the close of trading on the next succeeding Valuation Date.

OVERVIEW
--------------------------------------------------------------------------------

What is the Separate Account?

The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Separate Account is divided into Sub-Accounts. Each Sub-Account currently offered is invested in one of the Portfolios listed on page 1 of this prospectus. If you choose a variable investment option, you are investing in the Sub-Accounts, not directly in the Portfolios.

What Are the Contracts?

The Contracts are individual deferred annuities, which are insurance products. The Contracts are available in both tax-qualified and non-tax-qualified forms, both of which qualify for tax-deferred investment status. See the Federal Tax Matters section of this prospectus for more information about tax qualifications and taxation of annuities in general. During the Accumulation Period, the amounts you contribute can be allocated among any of the 26 variable investment options currently offered and five fixed account options. The variable investment options are Sub-Accounts of the Separate Account, each of which is invested in a Portfolio. The owner bears the risk of any investment gain or loss on amounts allocated to the Sub-Accounts. The fixed account options earn a fixed rate of interest declared by the Company, which will be no less than 3% per year. The Company guarantees amounts invested in the fixed account options and the earnings thereon so long as those amounts remain in the fixed account.


During the Benefit Payment Period, payments can be allocated between variable dollar benefit and fixed dollar benefit options. If a variable dollar benefit is selected, Benefit Units can be allocated to any of the same Sub-Accounts that are available during the Accumulation Period.

How Do I Purchase or Cancel a Contract?


The requirements to purchase a Contract are explained in The Contracts section of this prospectus. You may purchase a Contract only through a licensed securities representative. You may cancel a Contract within twenty days after you receive it (the right to cancel may be longer in some states). In many states, you will bear the risk of investment gain or loss on amounts allocated to the Sub-Accounts prior to cancellation. The right to cancel is described in the Right to Cancel Section of this prospectus.


Will Any Penalties or Charges Apply If I Surrender a Contract?

A contingent deferred sales charge ("CDSC") may apply to amounts surrendered depending on the timing and amount of the surrender. The maximum CDSC is 7% for each purchase payment. The CDSC percentage decreases by 1% annually to 0% after seven years from the date of receipt of each purchase payment. Surrender procedures and the CDSC are described in the Surrenders section of this prospectus. A penalty tax may also be imposed at the time of a surrender depending on your age and other circumstances of the surrender. Tax consequences of a surrender are described in the Federal Tax Matters section of this prospectus. The right to surrender may be restricted under certain tax-qualified plans.

What Other Charges and Deductions Apply to the Contract?

Other than the CDSC, the Company will charge the fees and charges listed below unless the Company waives the fee or charge as discussed in the Charges and Deductions section of this prospectus:

o    a transfer fee for certain transfers between investment options;

o an annual contract maintenance fee, which is assessed only against investments in the Sub-Accounts;

o a mortality and expense risk charge, which is an expense of the Separate Account and charged against all assets in the Sub-Accounts (this charge may never be waived); and

o    premium taxes in some States (where taxes apply, they may never be waived).

In addition to charges and deductions under the Contracts, the Portfolios incur expenses that are passed through to owners. Portfolio expenses for the fiscal year ending December 31, 2000 are included in the Fee Table of this prospectus and are described in the prospectuses and statements of additional information for the Portfolios.

How Do I Contact the Company?

Any questions or inquiries should be directed to the Company's Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423, 1-800-789-6771. Please
include the Contract number and the owner's name.

FEE TABLE
--------------------------------------------------------------------------------

Owner Transaction Expenses

Maximum Contingent Deferred Sales Charge (applies to purchase payments only)                    7%
Transfer Fee (applies to transfers in excess of 12 in any contract year)                        $25
Annual Contract Maintenance Fee (not assessed against fixed account options)                    $25

Separate Account Annual Expenses

(As a percentage of the average value of the owner's interest in the Sub
Accounts)

 Mortality and Expense Risk Charge                                                              1.25%
 Administration Charge                                                                          0.00%
                                                                                                -----
 Total Separate Account Annual Expenses                                                         1.25%

Portfolio Annual Expenses (After Expense Reimbursement) for Year Ended
12/31/00(1)
(As a percentage of Portfolio average net assets)


Portfolio                                                                   Management          Other           Total
                                                                               Fees            Expenses        Expenses
--------------------------------------------------------------------------------------------------------------------------
Janus A.S.-Aggressive Growth Portfolio(2)                                      0.65              0.01            0.66
Janus A.S.-Worldwide Growth Portfolio(2)                                       0.65              0.04            0.69
Janus A.S.-Balanced Portfolio(2)                                               0.65              0.01            0.66
Janus A.S.-Capital Appreciation Portfolio(2)                                   0.65              0.02            0.67
Dreyfus V.I.F.-Appreciation Portfolio                                          0.75              0.03            0.78
Dreyfus V.I.F.-Growth and Income Portfolio                                     0.75              0.03            0.78
Dreyfus V.I.F.-Small Cap Portfolio                                             0.75              0.03            0.78
The Dreyfus Socially Responsible Growth Fund, Inc.                             0.75              0.03            0.78
Dreyfus Stock Index Fund                                                       0.25              0.01            0.26
Strong Opportunity Fund II, Inc.                                               1.00              0.11            1.11
Deutsche VIT EAFE(R)Equity Index                                               0.45              0.20            0.65
Deutsche VIT Small Cap Index                                                   0.35              0.10            0.45
Merrill Lynch V.S.F.-Basic Value Focus Fund                                    0.60              0.05            0.65
Merrill Lynch V.S.F.-Global Allocation Focus Fund                              0.65              0.08            0.73
Merrill Lynch V.S.F.-High Current Income Fund                                  0.48              0.06            0.54
Merrill Lynch V.S.F.-Domestic Money Market Fund                                0.50              0.05            0.55
The Universal Institutional Funds, Inc.-Fixed Income Portfolio(3)              0.21              0.49            0.70
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio(3)          0.74              0.36            1.10
PBHG Insurance Series Fund-PBHG Growth II Portfolio                            0.85              0.20            1.05
PBHG Insurance Series Fund-PBHG Tech. &  Comm. Portfolio                       0.85              0.19            1.04
PBHG Insurance Series Fund-PBHG Select Value Portfolio                         0.65              0.32            0.97
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio(4)                     0.00              1.20            1.20
AIM V.I.-Value Fund                                                            0.61              0.23            0.84
AIM V.I.-Capital Development Fund(5)                                           0.75              0.63            1.38
AIM V.I.-Government Securities Fund                                            0.50              0.47            0.97

Portfolio                                                      Management      12b-1            Other           Total
with Service Fees                                                 Fees         Fees            Expenses        Expenses
--------------------------------------------------------------------------------------------------------------------------
Janus A.S.-International Growth Portfolio-Service Shares(2)       0.65         0.25              0.06            0.96

(1) Data for each Portfolio are for its fiscal year ended December 31, 2000. Actual expenses in future years may be higher or lower. Portfolios may have agreements with their advisors to cap or waive fees, and/or to reduce or waive expenses or to reimburse expenses. The specific terms of such waivers, reductions or reimbursements are discussed in the Portfolio prospectuses. The actual fees and expenses for Portfolios with such agreements are as follows:


Portfolio                                                                   Management          Other           Total
                                                                               Fees            Expenses        Expenses
--------------------------------------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.                                               1.00              0.18            1.18
Deutsche VIT EAFE(R)Equity Index Fund                                          0.45              0.47            0.92
Deutsche VIT Small Cap Index Fund                                              0.35              0.34            0.69
The Universal Institutional Funds, Inc.-Fixed Income Portfolio(3)              0.40              0.49            0.89
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio(3)          0.80              0.36            1.16
PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio(4)                     0.85              3.67            4.52


(2) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Janus Aspen Portfolios.

(3) The management fee for the Morgan Stanley UIF, Inc. has been reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the portfolio's advisor to the extent the operating expenses exceed the following percentages: Fixed Income Portfolio - 0.70%; U.S. Real Estate Portfolio-1.10%. The advisor may terminate this voluntary waiver at any time at its sole discretion.

(4) The management fee for PBHG Insurance Series Fund-PBHG Mid-Cap Value Portfolio has been reduced to 0.00% to reflect the voluntary waiver of all of the management fee and the reimbursement by the portfolio's advisor to the extent the operating expenses exceed 1.20%.

(5) Expenses for the AIM V.I. Capital Development fund have been restated to reflect current fees.

The purpose of the Fee Table (including the Examples that follow) is to assist the owner in understanding the various costs and expenses that an owner will bear directly or indirectly. The Fee Table reflects expenses of the Separate Account as well as of the Portfolios. The Separate Account expenses are discussed more fully in the Charges and Deductions section of this prospectus. The Portfolio expenses are discussed more fully in the Portfolio prospectuses. Premium taxes may also apply.

Examples                                                                                  Example #1--Assuming Surrender

                                                                               If the owner surrenders his or her Contract at the
                                                                               end of the applicable time period, the following
                                                                               expenses would be charged on a $1,000 investment:


-----------------------------------------------------------------------------------------------------------------------------------
Sub-Account                                                                       1 Year         3 Years       5 Years     10 Years
-----------------------------------------------------------------------------------------------------------------------------------
Janus A.S.-Aggressive Growth Portfolio(2)                                             $91           $117         $151        $293
Janus A.S.-Worldwide Growth Portfolio(2)                                              $91           $118         $152        $297
Janus A.S.-Balanced Portfolio(2)                                                      $91           $117         $151        $293
Janus A.S.-Capital Appreciation Portfolio(2)                                          $91           $117         $151        $294
Janus A.S.-International Growth Portfolio-Service Shares(2)                           $94           $127         $168        $332
Dreyfus V.I.F.-Appreciation Portfolio                                                 $92           $121         $158        $309
Dreyfus V.I.F.-Growth and Income Portfolio                                            $92           $121         $158        $309
Dreyfus V.I.F.-Small Cap Portfolio                                                    $92           $121         $158        $309
The Dreyfus Socially Responsible Growth Fund, Inc.                                    $92           $121         $158        $309
Dreyfus Stock Index Fund                                                              $87           $104         $127        $238
Strong Opportunity Fund II, Inc.                                                      $95           $132         $176        $351
Deutsche VIT EAFE(R)Equity Index                                                      $91           $117         $150        $291
Deutsche VIT Small Cap Index                                                          $89           $110         $138        $264
Merrill Lynch V.S.F.-Basic Value Focus Fund                                           $91           $117         $150        $291
Merrill Lynch V.S.F.-Global Allocation Focus Fund                                     $91           $119         $155        $302
Merrill Lynch V.S.F.-High Current Income Fund                                         $89           $113         $144        $277
Merrill Lynch V.S.F.-Domestic Money Market Fund                                       $90           $113         $144        $278
The Universal Institutional Funds, Inc.-Fixed Income Portfolio                        $91           $118         $153        $298
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio                    $95           $131         $176        $350
PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio                             $95           $130         $173        $344
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm. Portfolio                         $95           $129         $172        $342
PBHG Insurance Series Fund, Inc.-PBHG Select Value Portfolio                          $94           $127         $168        $333
PBHG Insurance Series Fund, Inc.-PBHG Mid-Cap Value Portfolio                         $96           $134         $181        $363
AIM V.I.-Value Fund                                                                   $93           $123         $161        $316
AIM V.I.-Capital Development Fund                                                     $98           $140         $191        $385
AIM V.I.-Government Securities Fund                                                   $94           $127         $168        $333


Examples                                                                                 Example #2--Assuming No Surrender


                                                                                 If the owner does not surrender his or her
                                                                                 Contract, or if it is annuitized, the following
                                                                                 expenses would be charged on a $1,000 investment
                                                                                 at the end of the applicable time period:
-----------------------------------------------------------------------------------------------------------------------------------
Sub-Account                                                                        1 Year      3 Years      5 Years     10 Years
-----------------------------------------------------------------------------------------------------------------------------------
Janus A.S.-Aggressive Growth Portfolio(2)                                             $21         $67         $121         $293
Janus A.S.-Worldwide Growth Portfolio(2)                                              $21         $68         $122         $297
Janus A.S.-Balanced Portfolio(2)                                                      $21         $67         $121         $293
Janus A.S.-Capital Appreciation Portfolio(2)                                          $21         $67         $121         $294
Janus A.S.-International Growth Portfolio-Service Shares(2)                           $24         $77         $138         $332
Dreyfus V.I.F.-Appreciation Portfolio                                                 $22         $71         $128         $309
Dreyfus V.I.F.-Growth and Income Portfolio                                            $22         $71         $128         $309
Dreyfus V.I.F.-Small Cap Portfolio                                                    $22         $71         $128         $309
The Dreyfus Socially Responsible Growth Fund, Inc.                                    $22         $71         $128         $309
Dreyfus Stock Index Fund                                                              $17         $54          $97         $238
Strong Opportunity Fund II, Inc.                                                      $25         $82         $146         $351
Deutsche VIT EAFE(R)Equity Index                                                      $21         $67         $120         $291
Deutsche VIT Small Cap Index                                                          $19         $60         $108         $264
Merrill Lynch V.S.F.-Basic Value Focus Fund                                           $21         $67         $120         $291
Merrill Lynch V.S.F.-Global Allocation Focus Fund                                     $21         $69         $125         $302
Merrill Lynch V.S.F.-High Current Income Fund                                         $19         $63         $114         $277
Merrill Lynch V.S.F.-Domestic Money Market Fund                                       $20         $63         $114         $278
The Universal Institutional Funds, Inc.-Fixed Income Portfolio                        $21         $68         $123         $298
The Universal Institutional Funds, Inc.-U.S. Real Estate Portfolio                    $25         $81         $146         $350
PBHG Insurance Series Fund, Inc.-PBHG Growth II Portfolio                             $25         $80         $143         $344
PBHG Insurance Series Fund, Inc.-PBHG Tech. & Comm. Portfolio                         $25         $79         $142         $342
PBHG Insurance Series Fund, Inc.-PBHG Select Value Portfolio                          $24         $77         $138         $333
PBHG Insurance Series Fund, Inc.-PBHG Mid-Cap Value Portfolio                         $26         $84         $151         $363
AIM V.I.-Value Fund                                                                   $23         $73         $131         $316
AIM V.I.-Capital Development Fund                                                     $28         $90         $161         $385
AIM V.I.-Government Securities Fund                                                  `$24         $77         $138         $333

This example is not indicative of past or future expenses or annual rates of return of any Portfolio. Actual expenses and annual rates of return may be more or less than those assumed in the example. The example assumes the reinvestment of all dividends and distributions, no transfers among Sub-Accounts or between the fixed account options and the Sub-Accounts and a 5% annual rate of return. The contract maintenance fee is reflected in the example as a charge of $0.94 per year based on the ratio of actual contract maintenance fees collected for the year ended 12/31/00 to total average net assets as of 12/31/00. The example does not include charges for premium taxes.

CONDENSED FINANCIAL INFORMATION
================================================================================


--------------------------------------------------------------------------------------------------------------------
Sub-Account                          Accumulation Unit Value               Accumulation Units               Year
                                                                              Outstanding
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Series                          24.288229                          482,982.098                12/31/00
Aggressive Growth Portfolio                 36.068642                          396,557.687                12/31/99
                                            16.201176                          276,028.214                12/31/98
                                            12.217744                          207,227.419                12/31/97
                                            10.979832                           52,219.342                12/31/96
                                            10.299246                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Series                          27.117779                        1,014,262.905                12/31/00
Worldwide Growth Portfolio                  32.558270                          910,884.507                12/31/99
                                            20.045287                          689,148.869                12/31/98
                                            15.742391                          425,739.592                12/31/97
                                            13.048360                           50,730.352                12/31/96
                                            10.239284                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Series                          22.556000                        1,299,159.372                12/31/00
Balanced Portfolio                          23.368428                        1,127,059.575                12/31/99
                                            18.665828                          765,170.784                12/31/98
                                            14.073772                          409,917.307                12/31/97
                                            11.670308                           49,603.384                12/31/96
                                            10.171211                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Janus Aspen Series                          10.704994                          276,170.515                12/31/00
Capital Appreciation Portfolio              13.247549                           87,500.549                12/31/99
                                                  N/A                                  N/A                12/31/98
                                                  N/A                                  N/A                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
Dreyfus VIF                                 21.663935                          630,679.897                12/31/00
Appreciation Portfolio                      22.077832                          636,602.361                12/31/99
                                            20.056205                          445,340.210                12/31/98
                                            15.594553                          327,118.575                12/31/97
                                            12.330543                           33,424.286                12/31/96
                                             9.944353                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Dreyfus VIF                                 13.903391                          285,476.574                12/31/00
Growth and Income                           14.629800                          219,498.240                12/31/99
Portfolio                                   12.672693                          153,859.242                12/31/98
                                            11.475350                           48,865.286                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
Dreyfus VIF                                 15.765516                          449,398.069                12/31/00
Small Cap Portfolio                         14.087437                          387,630.477                12/31/99
                                            11.582209                          256,140.244                12/31/98
                                            12.145032                           86,150.930                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially                        21.821644                          415,642.404                12/31/00
Responsible Growth Fund, Inc.               24.833578                          343,851.835                12/31/99
                                            19.329493                          229,710.625                12/31/98
                                            15.126449                          132,957.488                12/31/97
                                            11.924561                           15,316.028                12/31/96
                                             9.960199                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Dreyfus Stock                               21.461115                        1,057,638.906                12/31/00
Index Fund                                  23.951750                          924,662.564                12/31/99
                                            20.107787                          665,996.241                12/31/98
                                            15.879169                          324,713.323                12/31/97
                                            12.092195                           29,203.177                12/31/96
                                             9.992509                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Sub-Account                          Accumulation Unit Value               Accumulation Units               Year
                                                                              Outstanding
--------------------------------------------------------------------------------------------------------------------
Strong Opportunity Fund II,                 19.367942                          201,187.103                12/31/00
Inc.                                        18.396025                          166,404.289                12/31/99
                                            13.806402                          120,817.718                12/31/98
                                            12.311565                           35,542.298                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
Deutsche VIT                                 9.853413                           15,572.866                12/31/00
EAFE(R)Equity Index                         11.970215                            3,810.276                12/31/99
                                                  N/A                                  N/A                12/31/98
                                                  N/A                                  N/A                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
Deutsche VIT                                11.030253                           16,764.780                12/31/00
Small Cap Index                             11.617671                            8,647.306                12/31/99
                                                  N/A                                  N/A                12/31/98
                                                  N/A                                  N/A                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------
Merrill Lynch VSF-                          20.729966                          196,483.457                12/31/00
Basic Value Focus Fund                      18.631352                          194,136.375                12/31/99
                                            15.575121                          154,675.988                12/31/98
                                            14.408954                           68,181.594                12/31/97
                                            12.094664                            6,820.503                12/31/96
                                            10.147434                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Merrill Lynch VSF- Global                   14.367468                           29,249.252                12/31/00
Allocation Focus Fund                       16.095271                           26,916.938                12/31/99
                                            13.426667                           25,160.717                12/31/98
                                            12.486612                           17,615.512                12/31/97
                                            11.294096                            2,114.707                12/31/96
                                            10.105242                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Merrill Lynch VSF-                          11.205014                          130,314.034                12/31/00
High Current Income Fund                    12.209776                          132,170.589                12/31/99
                                            11.667978                          119,716.657                12/31/98
                                            12.189961                           65,756.981                12/31/97
                                            11.119068                            6,837.357                12/31/96
                                            10.118436                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
Merrill Lynch VSF- Domestic                  1.200162                          726,382.977                12/31/00
Money Market Fund                            1.153121                        1,221,067.482                12/31/99
                                             1.118170                          876,845.270                12/31/98
                                             1.079946                          697,535.841                12/31/97
                                             1.041216                          325,331.820                12/31/96
                                             1.002475                                0.000                12/31/95
--------------------------------------------------------------------------------------------------------------------
The Universal Institutional                 12.201975                           93,917.861                12/31/00
Funds, Inc.                                 11.121384                           99,847.422                12/31/99
Fixed Income Portfolio                      11.446708                           67,599.236                12/31/98
                                            10.740991                            7,144.949                12/31/97
                                                  N/A                                  N/A                12/31/96
                                                  N/A                                  N/A                12/31/95
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Sub-Account                          Accumulation Unit Value               Accumulation Units               Year
                                                                              Outstanding
--------------------------------------------------------------------------------------------------------------------
The Universal Institutional                 13.444286                            74,575.394               12/31/00
Funds, Inc.                                 10.529927                            75,971.027               12/31/99
U.S. Real Estate Portfolio                  10.820841                            61,094.222               12/31/98
                                            12.291156                            19,438.406               12/31/97
                                                  N/A                                   N/A               12/31/96
                                                  N/A                                   N/A               12/31/95
--------------------------------------------------------------------------------------------------------------------
PBHG Insurance Series Fund                  18.352148                            69,096.702               12/31/00
PBHG Growth II Portfolio                    22.299325                            38,048.576               12/31/99
                                            11.391453                            27,306.830               12/31/98
                                            10.661135                            15,905.540               12/31/97
                                                  N/A                                   N/A               12/31/96
                                                  N/A                                   N/A               12/31/95
--------------------------------------------------------------------------------------------------------------------
PBHG Insurance Series Fund                  25.448858                           329,398.744               12/31/00
PBHG Technology &                           44.519838                            251,519838               12/31/99
Communications Portfolio                    13.480010                           112,549.063               12/31/98
                                            10.323925                            51,276.959               12/31/97
                                                  N/A                                   N/A               12/31/96
                                                  N/A                                   N/A               12/31/95
--------------------------------------------------------------------------------------------------------------------

The  above  table  gives  year-end   Accumulation   Unit  Information  for  each
Sub-Account from the end of the year of inception to December 31, 2000. This information should be read in conjunction with the Separate Account financial statements, including the notes to those statements. The beginning Accumulation Unit value for each Sub-Account other than the Merrill Lynch Domestic Money Market Fund Sub-Account was 10.000000 as of December 7, 1995 (the Separate Account commencement date), or as of May 1, 1997 (the effective date of the Sub-Accounts), for PBHG Growth II Portfolio, PBHG Technology & Communication, Morgan Stanley UIF, Inc. and Strong Opportunity Fund II, Inc. Sub-Accounts and for Dreyfus VIF Growth and Income and Small Cap Portfolio Sub-Accounts, or as of May 1, 1999 (the effective date of the Sub-Account) for Janus Capital Appreciation Portfolio and the two Deutsche Asset Management VIT funds. The beginning Accumulation Unit Value for the Merrill Lynch Domestic Money Market Fund Sub-Account was 1.000000 as of December 7, 1995. No Accumulation Unit Information is shown for the following Sub-Accounts: Janus Aspen International Growth Portfolio - Service Shares, PBHG Select Value Portfolio, PBHG Mid-Cap Value Portfolio, AIM V.I.-Value Fund, AIM V.I.-Capital Development Fund and AIM V.I.-Government Securities Fund. These Sub-Accounts commenced operations on May 1, 2001.

FINANCIAL STATEMENTS


The financial statements and reports of independent auditors for the Company and
for  the  Separate   account  are  included  in  the   statement  of  additional
information.

Performance Information

From time to time, the Company may advertise yields and/or total returns for the Sub-Accounts. These figures are based on historical information and are not intended to indicate future performance. Performance data and a more detailed description of the methods used to determine yield and total return are included in the statement of additional information.

Yield Data

The "yield" of the money market Sub-Account refers to the annualized income generated by an investment in that Sub-Account over a specified seven-day period. The "effective yield" of the money market Sub-Account is the same as the "yield" except that it assumes reinvestment of the income earned in that Sub-Account. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. The Company does not advertise yields for any Sub-Account other than the money market Sub-Account.

Total Return Data

The Company may advertise two types of total return data: "average annual total return" and "cumulative total return." Average annual total return is presented in both standardized and non-standardized form. "Standardized" total return data reflects the deduction of all charges that apply to all Contracts of that type, except for premium taxes. The contingent deferred sales charge ("CDSC") reflected in standardized total return is the percentage CDSC that would apply at the end of the period presented, assuming the purchase payment was received on the first day of the period presented. "Non-standardized" total return data does not reflect the deduction of CDSCs and contract maintenance fees. Cumulative total return data is currently presented only in non-standardized form.

Total return data that does not reflect the CDSC and other charges will be higher than the total return realized by an investor who incurs the charges.

"Average annual total return" is either hypothetical or actual return data that reflects performance of a Sub-Account for a one-year period or for an average of consecutive one-year periods. If average annual total return data is hypothetical, it reflects performance for a period of time before the Sub-Account commenced operations. When a Sub-Account has been in operation for one, five and ten years, average annual total return will be presented for these periods, although other periods may be presented as well.

"Cumulative total return" is either hypothetical or actual return data that reflects the performance of a Sub-Account from the beginning of the period presented to the end of the period presented. If cumulative total return data is hypothetical, it reflects performance for a period of time before the Sub-Account commenced operations.

Other Performance Measures

The Company may include in reports and promotional literature rankings of the Sub-Accounts, the Separate Account or the Contracts, as published by any service, company, or person who ranks separate accounts or other investment products on overall performance or other criteria. Examples of companies that publish such rankings are Lipper Analytical Services, Inc., VARDS, IBC/Donoghue's Money Fund Report, Financial Planning Magazine, Money Magazine, Bank Rate Monitor, Standard & Poor's Indices, Dow Jones Industrial Average, and Morningstar.

The Company may also:

o compare the performance of a Sub-Account with applicable indices and/or industry averages;

o present performance information that reflects the effects of tax-deferred compounding on Sub-Account investment returns;

o compare investment return on a tax-deferred basis with currently taxable investment return;

o    illustrate investment returns by graphs, charts, or otherwise.

THE PORTFOLIOS
--------------------------------------------------------------------------------


The Separate Account currently offers 26 Sub-Accounts. Each Sub-Account is invested in a Portfolio. Each Portfolio has its own investment objectives and policies. The current Portfolio prospectuses, which accompany this prospectus, contain additional information concerning the investment objectives and policies of each Portfolio, the investment advisory services and administrative services of each Portfolio and the charges of each Portfolio. There is no assurance that the Portfolios will achieve their stated objectives. You should read the Portfolio prospectuses carefully before making any decision concerning the allocation of purchase payments to, or transfers among, the Sub-Accounts.


All dividends and capital gains distributed by the Portfolios are reinvested in the Separate Account and reflected in Accumulation Unit Values. Portfolio dividends and net capital gains are not distributed to owners.

The Securities and Exchange Commission does not supervise the management or the investment practices and/or policies of any of the Portfolios. The Portfolios are available only through insurance company separate accounts and certain qualified retirement plans. Though a Portfolio may have a name and/or investment objectives which are similar to those of a publicly available mutual fund, and/or may be managed by the same investment advisor that manages a publicly available mutual fund, the performance of the Portfolio is entirely independent of the performance of any publicly available mutual fund. Neither the Company nor the Portfolios make any representations or assurances that the investment performance of any Portfolio will be the same or similar to the investment performance of any publicly available mutual fund.

--------------------------------------------------------------------------------
Janus Aspen Series
--------------------------------------------------------------------------------

Advisor:                                Aggressive Growth Portfolio

Janus Capital Corporation               Capital  Corporation  A  non-diversified
                                        portfolio that seeks long-term growth of
                                        capital by investing primarily in common
                                        stocks   selected   for   their   growth
                                        potential, and normally invests at least
                                        50% of its equity assets in medium-sized companies.

Advisor:                                Worldwide Growth Portfolio

Janus Capital Corporation               A  diversified   portfolio   that  seeks
                                        long-term  growth of capital in a manner
                                        consistent  with  the   preservation  of
                                        capital by investing primarily in common
                                        stocks   of   companies   of  any   size
                                        throughout   the  world.   International
                                        investing  may  present  special  risks,
                                        including   currency   fluctuations  and
                                        social and political  developments.  For
                                        further    discussion   of   the   risks
                                        associated with international investing, please see the attached Janus Aspen
                                        Series prospectus.

Advisor:                                Balanced Portfolio

Janus Capital Corporation               Capital    Corporation   A   diversified
                                        portfolio that seeks  long-term  capital
                                        growth,  consistent with preservation of
                                        capital and balanced by current  income.
                                        The Portfolio normally invests 40-60% of
                                        its   assets  in   securities   selected
                                        primarily for their growth potential and
                                        40-60%  of  its  assets  in   securities
                                        selected   primarily  for  their  income
                                        potential. The Portfolio will normally invest at least 25% of its assets in fixed-income securities.

Advisor:                                Capital Appreciation Portfolio

Janus Capital Corporation               Capital  Corporation  A  non-diversified
                                        portfolio that seeks long-term growth of
                                        capital by investing primarily in common
                                        stocks   selected   for   their   growth
                                        potential.  The  Portfolio may invest in
                                        companies   of  any  size  from  larger,
                                        well-established companies to smaller, emerging growth companies.

Advisor:                                International Growth Portfolio - Service
                                        Shares

Janus Capital Corporation               Capital    Corporation   A   diversified
                                        portfolio that seeks long-term growth of capital by investing at least 65% of its total assets in securities from at least five different countries, excluding the
                                        United States. International investing may present special risks, including currency fluctuations and social and political developments.

--------------------------------------------------------------------------------
Dreyfus Portfolios
--------------------------------------------------------------------------------

Advisor:                                Dreyfus   Variable    Investment   Fund-
                                        Appreciation Portfolio

The Dreyfus Corporation                 The  Appreciation   Portfolio  seeks  to
                                        provide    long-term    capital   growth
Sub-Advisor:                            consistent  with  the   preservation  of
Fayez Sarofim & Co.                     capital.  Current  income is a secondary
                                        goal. It seeks to achieve its goals by investing in common stocks focusing on "blue-chip" companies with total market values of more than $5 billion at the time of purchase.

Advisor: Dreyfus Variable Investment Fund-Growth and Income Portfolio

The Dreyfus Corporation                 The Growth and  Income  Portfolio  seeks
                                        long-term capital growth, current income
                                        and  growth of income,  consistent  with
                                        reasonable    investment    risk.   This
                                        Portfolio invests in stock, bonds and money market instruments of domestic and foreign issuers.

Advisor:                                Dreyfus Variable  Investment  Fund-Small
                                        Cap Portfolio

The Dreyfus Corporation                 The   Small  Cap   Portfolio   seeks  to
                                        maximize  capital   appreciation.   This
                                        Portfolio generally invests at least 65%
                                        of its  assets in common  stocks of U.S.
                                        and foreign  companies.  This  Portfolio
                                        focuses  on  small-cap   companies  with
                                        total market values of less than $2.0 billion.

Advisor:                                Dreyfus Variable  Investment  Fund-Small
                                        Cap Portfolio

The Dreyfus Corporation                 The   Small  Cap   Portfolio   seeks  to
                                        maximize  capital   appreciation.   This
                                        Portfolio primarily invests in small-cap
                                        companies      with     total     market
                                        capitalizations  of less than $2 billion
                                        at the time of purchase.  The  portfolio
                                        may continue to hold the  securities  of
                                        companies      as      their      market
Sub-Advisor:                            capitalizations  grow and  thus,  at any
NCM Capital Management Group, Inc.      given time, a substantial portion of the
                                        portfolio's  holdings  may  have  market
                                        capitalizations in excess of $2 billion.
                                        The   investments   may  include  common
                                        stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

Advisor:                                Dreyfus Stock Index Fund

The Dreyfus Corporation                 The  Dreyfus  Stock  Index Fund seeks to
                                        match the total return of the Standard &
                                        Poor's 500 Composite  Stock Price Index.
                                        To pursue this goal,  the Fund generally
Index Manager:                          invests in all the 500 stocks in the S&P
Mellon Equity Associates (an            500(R)in  proportion to their  weighting
affiliate of Dreyfus)                   in the index. The Fund is not sponsored,
                                        endorsed, sold or promoted by Standard &
                                        Poor's,  and  Standard & Poor's makes no
                                        representation       regarding       the
                                        advisability of investing in the Fund.

--------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.
--------------------------------------------------------------------------------

Advisor:                                Strong Opportunity Fund II, Inc.

Strong Investments                      The  investment  objective of the Strong
                                        Opportunity  Fund II is to seek  capital
                                        growth.    It    currently    emphasizes
                                        medium-sized  companies that the Advisor
                                        believes   are    under-researched   and
                                        attractively valued.

--------------------------------------------------------------------------------
Deutsche Asset Management VIT Funds
--------------------------------------------------------------------------------

Advisor:                                Deutsche VIT EAFE(R) Equity Index

Deutsche Asset Management, Inc.         The  EAFE(R)Equity  Index  Fund seeks to
                                        replicate as closely as possible (before
                                        deduction of expenses)  the total return
                                        of Morgan Stanley Capital  International
                                        (MSCI) the ("EAFE(R)  Index"),  a widely
                                        accepted  benchmark of stock performance
                                        of major companies in Europe,  Australia
                                        and the Far East.  The Fund will  invest
                                        primarily  in  international   companies
                                        that compose the EAFE(R)Index Securities purchased by the Fund will generally, but not necessarily, be traded on a foreign securities exchange.

Advisor:                                Deutsche VIT Small Cap Index

Deutsche Asset Management, Inc.         The  Small  Cap  Index   Fund  seeks  to
                                        replicate as closely as possible (before
                                        deduction of expenses)  the total return
                                        of the  Russell  2000 Small  Stock Index
                                        (the   "Russell   2000(R)"),   an  index
                                        consisting of 2,000 small-capitalization
                                        common  stocks.  The  Fund  will  invest
                                        primarily in  companies  included in the
                                        Russell    2000,    that   are    deemed
                                        representative     of    the    industry
                                        diversification  of the  entire  Russell
                                        2000.

--------------------------------------------------------------------------------
Merrill Lynch Variable Series Fund, Inc.
--------------------------------------------------------------------------------

Advisor:                                Basic Value Focus Fund

Merrill Lynch Investment                The  investment  objective  of the Basic
Managers, L.P.                          Value  Focus  Fund  is to  seek  capital
                                        appreciation and, secondarily, income by
                                        investing   in   securities,   primarily
                                        equities,   that   management   of   the
                                        Portfolio  believes are  undervalued and
                                        therefore   represent  basic  investment
                                        value.   The  Portfolio   seeks  special
                                        opportunities  in  securities  that  are
                                        selling at a discount,  either from book
                                        value   or   historical   price-earnings
                                        ratios,  or seem  capable of  recovering
                                        from      temporarily       out-of-favor
                                        considerations. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio.
                                        See the attached prospectus for the Portfolio.

Advisor:                                Global Allocation Focus Fund

Merrill Lynch Investment                The  investment  objective of the Global
Managers, L.P.                          Allocation  Focus  Fund is to seek  high
                                        total  investment  return  by  investing
                                        primarily  in a portfolio  of equity and
                                        fixed   income   securities,   including
                                        convertible  securities,   of  U.S.  and
                                        foreign issuers. Geographical allocation
                                        of  the  Portfolio  investments  is  not
                                        limited,  and will be made  primarily on
                                        the basis of  anticipated  total  return
                                        from  investments,  considering  various
                                        factors, including economic,  financial,
                                        social, national, and political factors.
                                        Investing  on  an  international   basis
                                        involves special considerations. See the attached prospectus for the Portfolio.

Advisor:                                High Current Income Fund

Merrill Lynch Investment                The primary investment  objective of the
Managers, L.P.                          High Current  Income Fund is to obtain a
                                        high  level  of  current  income.  As  a
                                        secondary objective, the Portfolio seeks
                                        capital   appreciation  when  consistent
                                        with   its   primary   objective.    The
                                        Portfolio     primarily    invests    in
                                        fixed-income   securities   with   lower
                                        credit quality,  which means  equivalent
                                        to or below the  fourth  highest  rating
                                        level of recognized rating agencies,  or
                                        in  unrated   securities  of  comparable
                                        quality.  The Portfolio  also invests in
                                        junk   bonds.   Investments   in   these
                                        securities  entail  relatively   greater
                                        risk of loss of income or principal. An investment in this Portfolio may not be appropriate as the exclusive investment to fund a certificate. See the attached prospectus for the Portfolio.

Advisor:                                Domestic Money Market Fund

Merrill Lynch Investment                The   investment   objectives   of   the
Managers, L.P.                          Domestic  Money  Market Fund are to seek
                                        preservation   of   capital,    maintain
                                        liquidity   and   achieve   the  highest
                                        possible current income  consistent with
                                        the foregoing objectives by investing in
                                        short-term    domestic    money   market
                                        securities. The Portfolio's goals are to
                                        produce current income while  attempting
                                        to maintain a share value of $1.00.  See
                                        the   attached    prospectus   for   the
                                        Portfolio.


--------------------------------------------------------------------------------
The Universal Institutional Funds, Inc.
--------------------------------------------------------------------------------

Advisor:                                Fixed Income Portfolio

Miller Anderson & Sherrerd, LLP         The  investment  objective  of the Fixed
(an indirect wholly owned subsidiary Income Portfolio is to seek of Morgan Stanley Dean Witter & Co.) above-average total return over a market
                                        cycle  of   three   to  five   years  by
                                        investing primarily in a diversified mix
                                        of  dollar-denominated  investment grade
                                        fixed  income  securities,  particularly
                                        U.S. Government,  corporate and mortgage
                                        securities.   The  Portfolio  ordinarily
                                        will   maintain   an  average   weighted
                                        maturity  in excess of five  years.  The
                                        Portfolio may invest opportunistically in non-dollar-denominated securities and below investment grade securities.

Advisor:                                U.S. Real Estate Portfolio

Morgan Stanley Asset Management (a      The  investment  objective  of the  U.S.
wholly owned subsidiary of Morgan       Real   Estate   Portfolio   is  to  seek
Stanley Dean Witter & Co.)              above-average    current    income   and
                                        long-term   capital    appreciation   by
                                        investing primarily in equity securities
                                        of U.S. and non-U.S.  companies  engaged
                                        in  the  U.S.   real  estate   industry,
                                        including Real Estate  Investment Trusts
                                        (REITs).

--------------------------------------------------------------------------------
PBHG Insurance Series Fund
--------------------------------------------------------------------------------


Advisor:                                PBHG Growth II Portfolio

Pilgrim Baxter & Associates, Ltd.       The  investment  objective  of the  PBHG
                                        Insurance  Series Growth II Portfolio is
                                        to  seek   capital   appreciation.   The
                                        Portfolio  invests  primarily  in growth
                                        securities  such as  common  stocks,  of
                                        small and medium sized companies (market
                                        capitalization    or   annual   revenues
                                        between  $500  million and $10  billion)
                                        that,  in the  Advisor's  opinion,  have
                                        strong   business   momentum,   earnings
                                        growth and potential for significant capital appreciation.

Advisor:                                PBHG    Technology   &    Communications
                                        Portfolio

Pilgrim Baxter & Associates, Ltd.       The  investment  objective  of the  PBHG
                                        Insurance     Series     Technology    &
                                        Communications   Portfolio  is  to  seek
                                        long-term  growth  of  capital.  Current
                                        income is incidental to the  Portfolio's
                                        objective.      The     Portfolio,     a
                                        non-diversified  fund, invests primarily
                                        in  common  stocks  of  companies  doing
                                        business   in   the    Technology    and
                                        Communications  sectors  of the  market.
                                        The  Portfolio  is  concentrated   which
                                        means it will invest 25% or more of its total assets in the groups of industries within these sectors.

Advisor:                                PBHG Select Value Portfolio

Pilgrim Baxter & Associates, Ltd.       The  investment  objective  of the  PBHG
                                        Select   Value   Portfolio  is  to  seek
The Sub-Advisor:                        long-term  growth of capital and income.
Pilgrim Baxter Value                    Income  is a  secondary  objective.  The
Investors, Inc.                         Portfolio  invests  primarily  in  value
                                        securities, such as common stocks, of no
                                        more than 30 companies with large market
                                        capitalizations  (market  capitalization
                                        in excess of $ 1 billion)  that,  in the
                                        Advisor's and Sub-Advisor's opinion, are
                                        currently   underpriced   using  certain
                                        financial  measurements,  such as  their
                                        price-to-earnings    ratios,    dividend
                                        income potential and earnings power.

Advisor:                                PBHG Mid-Cap Value Portfolio

Pilgrim Baxter & Associates, Ltd.       The  investment  objective  of the  PBHG
                                        Mid-Cap  Value  Portfolio  is to seek to
Sub Advisor:                            provide  investors  with   above-average
Pilgrim Baxter Value                    total  return  over a 3 to 5 year market
Investors, Inc.                         cycle,  consistent with reasonable risk.
                                        The Portfolio invests primarily in value
                                        securities,   such  as  common   stocks,
                                        issued   by   companies    with   market
                                        capitalization  within  the range of the
                                        S&P  MidCap(R)  400 Index  that,  in the
                                        Advisor's  and Sub-  Advisor's  opinion,
                                        are currently  underpriced using certain
                                        financial    measurements,    such    as
                                        price-to-earnings    ratios,    dividend
                                        income potential and earnings power.

--------------------------------------------------------------------------------
AIM V.I. Funds
--------------------------------------------------------------------------------

Advisor:                                AIM V.I. Government Securities Fund

A I M Advisors, Inc.                    The fund's  investment  objective  is to
                                        achieve a high level of  current  income
                                        consistent with  reasonable  concern for
                                        safety of  principal.  The fund seeks to
                                        meet its  objective by investing in debt
                                        securities    issued,    guaranteed   or
                                        otherwise  backed by the  United  States
                                        Government.   The  fund  may  invest  in
                                        securities of all maturities issued or guaranteed by the U.S. Government or its agencies and instrumentalities.

Advisor:                                AIM V.I. Capital Development Fund

A I M Advisors, Inc.                    The  fund's   investment   objective  is
                                        long-term  growth of  capital.  The fund
                                        seeks to meet its objective by investing
                                        primarily   in   securities,   including
                                        common stocks, convertible securities and bonds, of small- and medium-sized companies. The fund may also invest up to 25% of its total assets in foreign securities. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

Advisor:                                AIM V.I. Value Fund

A I M Advisors, Inc.                    The fund's  investment  objective  is to
                                        achieve  long-term  growth  of  capital.
                                        Income  is a  secondary  objective.  The
                                        fund  seeks  to meet its  objectives  by
                                        investing primarily in equity securities
                                        judged by the fund's investment  advisor
                                        to  be   undervalued   relative  to  the
                                        investment  advisor's  appraisal  of the
                                        current  or  projected  earnings  of the
                                        companies  issuing  the  securities,  or
                                        relative  to  current  market  values of
                                        assets  owned by the  companies  issuing
                                        the securities or relative to the equity
                                        market  generally.  The  fund  also  may
                                        invest  in  preferred  stocks  and  debt
                                        instruments   that  have  prospects  for
                                        growth  of  capital.  The  fund may also
                                        invest up to 25% of its total  assets in
                                        foreign   securities.   Any   percentage
                                        limitations with respect to assets of the fund are applied at the time of purchase.

Additions, Deletions, or Substitutions

The Company may add or delete Sub-Accounts at any time, or may substitute one Portfolio for another, at any time. The Company does not guarantee that any of the Sub-Accounts or any of the Portfolios will always be available for allocation of purchase payments or transfers. In the event of any substitution or change, the Company may make such changes in the Contract as may be necessary or appropriate to reflect such substitution or change.

Additions, deletions or substitutions of Sub-Accounts or Portfolios may be due to an investment decision by the Company, or due to an event not within the Company's control, such as liquidation of a Portfolio or an irreconcilable conflict of interest between the Separate Account and another insurance company which offers a Portfolio. The Portfolio prospectuses describe the possibility of material conflict of interest in greater detail.

If the Company eliminates a Sub-Account or substitutes the shares of another investment company for the shares of any Portfolio, the Company will first obtain approval of the Securities and Exchange Commission to the extent required by the Investment Company Act of 1940, as amended ("1940 Act"), or other applicable law. The Company will also notify owners before it eliminates a Sub-Account or substitutes a Portfolio.

New Sub-Accounts may be established when, in the sole discretion of the Company, marketing, tax, investment or other conditions so warrant. Any new Sub-Accounts will be made available to existing owners on a basis to be determined by the Company.

If deemed to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more separate accounts.

Voting Rights

To the extent required by law, all Portfolio shares held in the Separate Account will be voted by the Company at regular and special shareholder meetings of the respective Portfolios in accordance with instructions received from persons having voting interests in the corresponding Sub-Account. During the Accumulation Period, the Company will vote Portfolio shares according to instructions of owners, unless the Company is permitted to vote shares in its own right.

The number of votes that an owner may vote will be calculated separately for each Sub-Account. The number will be determined by applying the owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account.

The owner's percentage interest and the total number of votes will be determined as of the record date established by that Portfolio for voting purposes. Voting instructions will be solicited by written communication in accordance with procedures established by the respective Portfolios.

The Company will vote or abstain from voting shares for which it receives no timely instructions and shares it holds as to which owners have no beneficial interest (including shares held by the Company as reserves for benefit payments*). The Company will vote or abstain from voting such shares in proportion to the voting instructions it receives from owners of all Contracts participating in the Sub-Account.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Portfolio. The Portfolios are not required to hold annual or other regular meetings of shareholders.

*Neither the owner nor payee has any interest in the Separate Account during the Benefit Payment Period. Benefit Units are merely a measure of the amount of the payment the Company is obligated to pay on each payment date.

ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)
--------------------------------------------------------------------------------

Annuity Investors Life Insurance Company(R) (the "Company") is a stock life insurance company. It was incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of variable and fixed annuity policies. The home office of the Company is located at 250 East Fifth Street, Cincinnati, Ohio 45202.

The Company is a wholly owned subsidiary of Great American Life Insurance Company(R)which is a wholly owned subsidiary of Great American Financial Resources, Inc., ("GAFRI") a publicly traded insurance holding company (NYSE:
GFR). GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

The Company may from time to time publish in advertisements, sales literature and reports to owners the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of the Company. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Ratings of the Company do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

Annuity Investors(R) Variable Account A was established by the Company as an insurance company separate account under the laws of the State of Ohio on May 26, 1995, pursuant to resolution of the Company's Board of Directors. The Separate Account is registered with the Securities and Exchange Commission under the 1940 Act as a unit investment trust. However, the Securities and Exchange Commission does not supervise the management or the investment practices or policies of the Separate Account.

The assets of the Separate Account are owned by the Company, but they are held separately from the other assets of the Company. Under Ohio law, the assets of a separate account are not chargeable with liabilities incurred in any other business operation of the Company. Income, gains and losses incurred on the assets in the Separate Account, whether realized or not, are credited to or charged against the Separate Account, without regard to other income, gains or losses of the Company. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company. The assets of the Separate Account will be held for the exclusive benefit of owners of, and the persons entitled to payment under, the Contracts offered by this prospectus and all other contracts that invest in the Separate Account.

GREAT AMERICAN ADVISORS, INC.
--------------------------------------------------------------------------------

Great American Advisors, Inc. ("GAA"), an affiliate of the Company, is the principal underwriter and distributor of the Contracts. GAA is a wholly owned subsidiary of GAFRI. GAA is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal offices are located at 525 Vine Street, Cincinnati, Ohio 45202. The Company pays GAA for acting as underwriter according to the terms of a distribution agreement.

GAA sells Contracts through its registered representatives. In addition, GAA may enter into sales agreements with other broker-dealers to solicit applications for the Contracts through its registered representatives. These broker-dealers are registered with the Securities and Exchange Commission and are members of the NASD. All registered representatives who sell the Contracts are appointed by the Company as insurance agents and are authorized under applicable state insurance regulations to sell variable annuities.

The Company or GAA may pay commissions to registered representatives of GAA and other broker-dealers of up to 8.5% of purchase payments made under the Contracts. These commissions are reduced for Contracts issued to owners over age
80. When permitted by state law and in exchange for lower initial commissions, GAA and/or the Company may pay trail commissions to registered representatives of GAA and to other broker-dealers. Trail commissions are not expected to exceed 1% of the Account Value of a Contract on an annual basis. To the extent permitted under current law, the Company and/or GAA may pay production, persistency and managerial bonuses as well as other promotional incentives, in cash or other compensation, to registered representatives of GAA and/or other broker-dealers.

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

Charges and Deductions by the Company


There are two types of charges and deductions by the Company. There are charges assessed to the Contract, which are reflected in the Account Value of the Contract, but not in Accumulation Unit Values (or Benefit Unit Values). These charges are the contingent deferred sales charge, the annual contract maintenance fee, premium taxes where applicable and transfer fees. There is also a charge assessed against the Separate Account. This charge is reflected in the Accumulation Unit Values (and Benefit Unit Values) of the Sub-Accounts. This charge is the mortality and expense risk charge. The Company does not impose an administration charge.

Other than as described below, the Company will never charge more to a Contract than the fees and charges described below, even if its actual expenses exceed the total fees and charges collected. If the fees and charges collected by the Company exceed the actual expenses it incurs, the excess will be profit to the Company and will not be returned to owners.

The Company reserves the right to increase the amount of the transfer fee in the future, and/or to charge fees for the automatic transfer programs described in the Transfers section of this prospectus, and/or for the systematic withdrawal program described in the Surrenders section of this prospectus, if in the Company's discretion, it determines such charges are necessary to offset the costs of administering transfers or systematic withdrawals.

Contingent Deferred Sales Charge ("CDSC")

Purpose of Charge             Offset  expenses  incurred  by the  Company in the
                              sale of the Contracts, including commissions paid and costs of sales literature.

Amount of Charge              Up to 7% of each  purchase  payment  depending  on
                              number of years elapsed since receipt of the purchase payment.

=============================================================================================
Number of full years elapsed between date
of receipt of purchase payment and date         0     1     2     3    4     5     6    7 or
request for surrender received                                                          more
---------------------------------------------------------------------------------------------
CDSC as a percentage of purchase payment
surrendered                                    7%    6%    5%    4%    3%   2%    1%     0%
=============================================================================================

When Assessed                 On partial or full surrenders of purchase payments
                              during Accumulation Period.

Assessed Against What         Purchase  payments  only,  not  earnings.  See the
                              Surrenders   section   of  this   prospectus   for
                              information on order of withdrawal of earnings and purchase payments.

Waivers                       o    Free withdrawal privilege. See the Surrenders
                                   section for information.

                              o In the Company's discretion where the Company incurs reduced sales and servicing expenses.

                              o Upon separation from service if Contract issued with employer plan endorsement or deferred compensation endorsement.

                              o If Contract is issued with a tax sheltered annuity endorsement (and without an employer plan endorsement): (i) upon separation from service if owner has attained age 55 and Contract has been in force for at least seven years; or (ii) after Contract has been in force fifteen years or more.

                              o    Long  term  care   waiver   rider.   See  the
                                   Surrenders section for information.

                              o If the Social Security Administration determines after the Contract is issued that the owner is "disabled" as that term is defined in the Social Security Act of 1935, as amended.

                              o Successor Owner endorsement. See the Account Value section for information.

                              o    Where required to satisfy state law.

Contract Maintenance Fee

Purpose of Charge             Offset expenses  incurred in issuing the Contracts
                              and in maintaining  the Contracts and the Separate
                              Account.

Amount of Charge              $25.00 per year.

When Assessed                 During  the  Accumulation  Period  the  charge  is
                              deducted on each anniversary of the effective date of the Contract, and at time of full surrender.
                              During the Benefit Payment Period a portion of the charge is deducted from each variable dollar benefit payment.

Assessed Against What         Amounts invested in the  Sub-Accounts.  During the
                              Accumulation Period, the charge is deducted pro rata from the Sub-Accounts in which the Contract has an interest on the date of the charge. During the Benefit Payment Period, a pro rata portion of the annual charge is deducted from each benefit payment from the variable account. The charge is not assessed against the fixed account options.

Waivers                       o    During  Accumulation  Period if Account Value
                                   is at least $30,000 on the date of the charge.

                              o During Benefit Payment Period if the amount applied to a variable dollar benefit is at least $30,000.

                              o In the Company's discretion where the Company incurs reduced sales and servicing expenses.

                              o During Benefit Payment Period where required to satisfy state law.

Transfer Fee

Purpose of Charge             Offset   cost   incurred  in   administering   the
                              Contracts.

Amount of Charge              $25  for  each  transfer  in  excess  of 12 in any
                              contract year. The Company reserves the right to change the amount of this charge at any time.

When Assessed                 During Accumulation Period.

Assessed Against What         Deducted from amount transferred.

Waivers                       Currently,  the  transfer  fee does  not  apply to
                              transfers associated with the dollar cost averaging, interest sweep and portfolio rebalancing programs. Transfers associated with these programs do not count toward the 12 free transfers permitted in a contract year. The Company reserves the right to eliminate this waiver at any time.

Mortality and Expense Risk Charge

Purpose of Charge             Compensation  for bearing  certain  mortality  and
                              expense risks under the Contract. Mortality risks arise from the Company's obligation to pay benefit payments during the Benefit Payment Period and to pay the death benefit. The expense risk assumed by the Company is the risk that the Company's actual expenses in administering the Contracts and the Separate Account will exceed the amount recovered through the contract maintenance fees, transfer fees and administration charges.


Amount of Charge              Daily  charge  equal to 0.003403% of the daily Net
                              Asset   Value   for   each   Sub-Account,    which
                              corresponds to an effective  annual rate of 1.25%.
                              The Company estimates that the mortality risk component of this charge is 0.75% and the expense risk component is 0.50%.

When Assessed                 During  the  Accumulation  Period,  and during the
                              Benefit   Payment  Period  if  a  variable  dollar
                              benefit is elected.

Assessed Against What         Amounts invested in the Sub-Accounts. Not assessed
                              against the fixed account options.

Waivers                       None.

Premium Taxes

Certain state and local governments impose premium taxes. These taxes currently range up to 5.0% depending upon the jurisdiction. The Company will deduct any applicable premium taxes from the Account Value either upon death, surrender, annuitization, or at the time purchase payments are made, but no earlier than when the Company incurs a tax liability under state law.

Discretionary Waivers of Charges

The Company will look at the following factors to determine if it will waive a charge, in part or in full, due to reduced sales and servicing expenses: (1) the size and type of the group to which sales are to be made; (2) the total amount of purchase payments to be received; and (3) any prior or existing relationship with the Company. The Company would expect to incur reduced sales and servicing expenses in connection with Contracts offered to employees of the Company, its subsidiaries and/or affiliates. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales and servicing expenses. In no event will the Company waive a charge where such waiver would be unfairly discriminatory to any person.

Expenses of the Portfolios

In addition to charges and deductions by the Company, there are Portfolio management fees and administration expenses which are described in the prospectus and statement of additional information for each Portfolio. The actual Portfolio fees and expenses for the prior calendar year are included in the Fee Table of this prospectus. Portfolio expenses, like Separate Account expenses, are reflected in Accumulation Unit Values (or Benefit Unit Values).

THE CONTRACTS
--------------------------------------------------------------------------------

Each Contract is an agreement between the Company and the owner. Values, benefits and charges are calculated separately for each Contract.

Because the Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate, the availability of certain Contract rights and provisions in a given State may depend on that State's approval of the Contracts. Where required by state law or regulation, the Contracts will be modified accordingly.

Right to Cancel


The owner of a Contract may cancel it before midnight of the twentieth day following the date the owner receives the Contract. For a valid cancellation, the Contract must be returned to the Company, and written notice of cancellation must be given to the Company, or to the agent who sold the Contract, by that deadline. If mailed, the return of the Contract or the notice is effective on the date it is postmarked, with the proper address and with postage paid. If the owner cancels the Contract, the Contract will be void and the Company will refund the purchase payment(s) paid for it plus or minus any investment gains or losses under the Contract as of the end of the Valuation Period during which the returned Contract is received by the Company. When required by state or federal law, the Company will return the purchase payments without any investment gain or loss, during all or part of the right to cancel period. When required by state law, the right to cancel period may be longer than 20 days.


Persons With Rights Under a Contract

Owner: The owner is the person with authority to exercise rights and receive benefits under the Contract (e.g., make allocations among investment options, elect the settlement option, designate annuitant, beneficiary and payee). An owner must ordinarily be a natural person, or a trust or other legal entity holding a contract for the benefit of a natural person. Ownership of a non-tax-qualified Contract may be transferred, but transfer may have adverse tax consequences. Ownership of a tax-qualified Contract may not be transferred.

Joint Owners: There may be joint owners of a non-tax-qualified Contract. Joint owners may each exercise transfer rights and make purchase payment allocations independently. All other rights must be exercised by joint action. A surviving joint owner who is not the spouse of a deceased owner may not become a successor owner, but will be deemed to be the beneficiary of the death benefit which becomes payable on the death of the first owner to die, regardless of any beneficiary designation.

Successor Owner: The surviving spouse of a deceased owner may become a successor owner if the surviving spouse was either the joint owner or sole surviving beneficiary under the Contract. In order for a spouse to become a successor owner, the owner must make an election prior to the owner's death, or the surviving spouse must make an election within one year of the owner's death.

Annuitant: The annuitant is the person whose life is the measuring life for life contingent annuity benefit payments. The annuitant is the same person as the owner under a tax-qualified Contract. The owner may designate an annuitant under a non-tax-qualified Contract.

Beneficiary: The person entitled to receive the death benefit. The owner may designate the beneficiary, except that a surviving joint owner will be deemed to be the beneficiary regardless of any designation. If no beneficiary is designated, and there is no surviving joint owner, the owner's estate will be the beneficiary. The beneficiary will be the measuring life for life contingent death benefit payments.

Payee: Under a tax-qualified Contract, the owner-annuitant is the payee of annuity benefits. Under a non-tax-qualified Contract, the owner may designate the payee of annuity benefits. Irrevocable naming of a payee other than the owner can have adverse tax consequences. The beneficiary is the payee of the death benefit.

Assignee: Under a tax-qualified Contract, assignment is not permitted. The owner of a non-tax-qualified Contract may assign most of his/her rights or benefits under a Contract. Assignment of rights or benefits may have adverse tax consequences.

ACCUMULATION PERIOD
--------------------------------------------------------------------------------

Each Contract allows for an Accumulation Period during which purchase payments are invested according to the owner's instructions. During the Accumulation Period, the owner can control the allocation of investments through telephone transfers or through the following investment programs offered by the Company: dollar cost averaging, portfolio rebalancing and interest sweep. These programs and telephone transfer procedures are described in the Transfers section of this prospectus. The owner can access the Account Value during the Accumulation Period through surrenders, systematic withdrawal, or contract loans, if available. These withdrawal features are described more fully in the Surrenders and Contract Loans sections of this prospectus.

Account Statements

During the Accumulation Period, the Company will provide a report at least once each contract year of the Contract's Account Value, and any other information required by law. The Company will confirm receipt of any purchase payments made after the initial purchase payment in quarterly statements of account activity.

Account Value


The value of a Contract during the Accumulation Period is referred to as the "Account Value." The Account Value at any given time is the sum of: (1) the value of the owner's interest in the fixed investment options as of that time;
(2) the value of the owner's interest in the Sub-Accounts as of that time. The value of the owner's interest in the Sub-Accounts at any time is equal to the sum of the number of Accumulation Units for each Sub-Account attributable to that Contract multiplied by the Accumulation Unit Value for the applicable Sub-Account at the end of that Valuation Period. The Account Value at any time is net of any charges, deductions, surrenders, and/or outstanding loans incurred prior to or as of the end of that Valuation Period.

Accumulation Units

Amounts allocated or transferred to a Sub-Account are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit Value for that Sub-Account as of the end of the Valuation Period in which the amount allocated is received by the Company, or as of the end of the Valuation Period in which the transfer is made.

Accumulation Units will be canceled as of the end of the Valuation Period during which one of the following events giving rise to cancellation occurs:

     o    transfer from a Sub-Account

     o    full or partial surrender from the Sub-Accounts

     o    payment of a death benefit

     o    application of the amounts in the Sub-Accounts to a settlement option

     o    deduction of the contract maintenance fee

     o    deduction of any transfer fee

Successor Owner Endorsement

If the Contract is modified by the successor owner endorsement, and the surviving spouse of a deceased owner becomes a successor owner of a Contract, the Account Value will be stepped-up to equal the death benefit which otherwise would have been payable, as of what would have been the Death Benefit Valuation Date. In addition, contingent deferred sales charges will be waived on the entire stepped-up Account Value as of that date, but will apply to any purchase payments applied to the Contract after that date.

For purposes of determining what would have been the Death Benefit Valuation Date, the election to become successor owner will be deemed to be instructions as to the form of death benefit. The election to become successor owner must be made within one year of the date of the owner's death.

The successor owner endorsement may not be available in all States.

Purchase Payments

Purchase payments may be made at any time during the Accumulation Period. The current restrictions on purchase payment amounts are as follows:

                                                           Tax-Qualified                   Non-Tax-Qualified
-----------------------------------------------------------------------------------------------------------------------
Minimum initial purchase payment                           $2,000                          $5,000
-----------------------------------------------------------------------------------------------------------------------
Minimum monthly under periodic payment program             $50                             $100
-----------------------------------------------------------------------------------------------------------------------
Minimum additional payments                                $50                             $50
-----------------------------------------------------------------------------------------------------------------------
Maximum single purchase payment                            $500,000 or Company approval    $500,000 or Company approval

The Company reserves the right to increase or decrease the minimum allowable initial purchase payment or minimum purchase payment under a periodic payment program, the minimum allowable additional purchase payment, or the maximum single purchase payment, at its discretion and at any time, where permitted by law.

Each purchase payment will be applied by the Company to the credit of the owner's account. If the application form is in good order, the Company will apply the initial purchase payment to an account for the owner within two business days of receipt of the purchase payment. If the application form is not in good order, the Company will attempt to get the application form in good order within five business days. If the application form is not in good order at the end of this period, the Company will inform the applicant of the reason for the delay and that the purchase payment will be returned immediately unless he or she specifically consents to the Company keeping the purchase payment until the application form is in good order. Once the application form is in good order, the purchase payment will be applied to the owner's account within two business days.

Each additional purchase payment is credited to a Contract as of the Valuation Date on which the Company receives the purchase payment. If the purchase payment is allocated to a Sub-Account, it will be applied at the Accumulation Unit Value calculated at the end of the Valuation Period in which that Valuation Date occurs.

Investment Options--Allocations

Purchase payments can be allocated in whole percentages to any of the available Sub-Accounts or fixed account options. See The Portfolios section of this prospectus for a listing and description of the currently available Sub-Accounts. The currently available fixed account options are as follows:

        Fixed Accumulation Account Option
        One Year Guaranteed Interest Rate Option
        Three Year Guaranteed Interest Rate Option
        Five Year Guaranteed Interest Rate Option
        Seven Year Guaranteed Interest Rate Option

The current restrictions on allocations are as follows:

                                                              Tax-Qualified and Non-Tax-Qualified
------------------------------------------------------------------------------------------------------------------------------------
Minimum allocation to any Sub-Account                         $10
------------------------------------------------------------------------------------------------------------------------------------
Minimum allocation to fixed accumulation account              $10
------------------------------------------------------------------------------------------------------------------------------------
Minimum allocation to fixed account guarantee option          $2,000
                                                              No amounts may be allocated to a guarantee  period option that would extend beyond the owner's 85th birthday or 5 years after the effective date of the Contract, if later.
------------------------------------------------------------------------------------------------------------------------------------
Allocation during right to cancel period                      No current restrictions, however the Company reserves the right to require that purchase payment(s) be allocated to the money market
                                                              Sub-Account or to the fixed accumulation account option during the right to cancel period.

Interests in the fixed account options are not securities and are not registered with the Securities and Exchange Commission. Amounts allocated to the fixed account options will receive a stated rate of interest of at least 3% per year. Amounts allocated to the fixed account options and interest credited to the fixed account options are guaranteed by the Company. Interests in the Sub-Accounts are securities registered with the Securities and Exchange Commission. The owner bears the risk of investment gain or loss on amounts allocated to the Sub-Accounts.

Principal Guarantee Program

An owner may elect to have the Company allocate a portion of a purchase payment to the seven-year guaranteed interest rate option such that, at the end of the seven-year guarantee period, that account will grow to an amount equal to the total purchase payment (so long as there are no surrenders or loans from the Contract). The Company determines the portion of the purchase payment that must be allocated to the seven-year guarantee option such that, based on the interest rate then in effect, that account will grow to equal the full amount of the purchase payment after seven years. The remainder of the purchase payment will be allocated according to the owner's instructions. The minimum purchase payment eligible for the principal guarantee program is $5,000.

Renewal of Fixed Account Guarantee Options

At the end of a guarantee period, and for 30 days preceding the end of such guarantee period, the owner may elect to allocate the amount maturing to any of the available investment options under the Contract. If the owner does not make a reallocation election, the amount maturing will be allocated to the guarantee period option with the same number of years as the period expiring, or the next shortest period as may be required to comply with the restriction on allocation to guarantee period options as described in the Investment Options--Allocations section of this prospectus. If a guarantee period is unavailable due to this restriction, the amount maturing will be allocated to the fixed accumulation account option.

Transfers

During  the   Accumulation   Period,   an  owner  may  transfer   amounts  among
Sub-Accounts, among fixed account options, and/or between Sub-Accounts and fixed account options.

The current restrictions on transfers are as follows:

                                                              Tax-Qualified and Non-Tax-Qualified
------------------------------------------------------------------------------------------------------------------------------------
Minimum transfer from any Sub-Account                         $500 or balance of Sub-Account, if less
------------------------------------------------------------------------------------------------------------------------------------
Minimum transfer from fixed account option                    $500 or balance of fixed account option, if less
------------------------------------------------------------------------------------------------------------------------------------
Minimum transfer to fixed account guarantee option            $2,000
                                                              No amounts may be transferred to a guarantee  period option that would extend beyond the owner's 85th birthday or 5 years after the effective date of the Contract, if later.
------------------------------------------------------------------------------------------------------------------------------------
Maximum  transfer from fixed account option other than        During any contract year, 20% of the fixed account option's
fixed account guarantee option which is maturing              value as of the most recent contract anniversary.
------------------------------------------------------------------------------------------------------------------------------------
Transfers from fixed account options                          o  May not be made prior to first contract anniversary.
                                                              o  Amounts transferred from fixed account options to
                                                                 Sub-Accounts  may not be  transferred  back to fixed
                                                                 account options for a period of 6 months from the date
                                                                 of the original transfer.

A transfer is effective on the Valuation Date during which the Company receives the request for transfer, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs.

Automatic Transfer Programs

During the Accumulation Period, the Company offers the automatic transfer services described below. To enroll in one of these programs, you will need to complete the appropriate authorization form, which you can obtain from the Company by calling 1-800-789-6771.

Currently, the transfer fee does not apply to dollar cost averaging, portfolio rebalancing, or interest sweep transfers, and transfers under these programs will not count toward the twelve transfers permitted under the Contract without a transfer fee charge. However, the Company reserves the right to impose a fee in such amount as the Company may then determine to be reasonable for participation in automatic transfer programs.

Service                            Description                       Minimum Account                 Limitations/Notes
                                                                     Requirements
------------------------------------------------------------------------------------------------------------------------------------
Dollar Cost Averaging              Automatic transfers from the      Source of funds must be at      Dollar cost averaging transfers
                                   money market Sub-Account to any   least $10,000.                  may not be made to any of the
There are risks involved in        other Sub-Account(s), or from                                     fixed account options.  The
switching between investments      the fixed accumulation account    Minimum transfer per month is   dollar cost averaging transfers
available under the Contract.      option to any Sub-Account(s),     $500.  When balance of source   will take place on the last
Dollar cost averaging requires     on a monthly or quarterly basis.  of funds falls below $500,      Valuation Date of each calendar
regular investment changes                                           entire balance will be          month or quarter as requested
regardless of fluctuating price                                      allocated according to dollar   by the owner.
levels and does not guarantee                                        cost averaging instructions.
profits or prevent losses in a
declining market.  You should
consider your financial ability
to continue dollar cost averaging
transfers through periods of
changing price levels.
------------------------------------------------------------------------------------------------------------------------------------

Portfolio Rebalancing              Automatically transfer amounts    Minimum Account Value of        Transfers will take place on
                                   between the Sub-Accounts and      $10,000.                        the last Valuation Date of each
                                   the fixed accumulation account                                    calendar quarter.  Portfolio
                                   option to maintain the                                            rebalancing will not be
                                   percentage allocations selected                                   available if the dollar cost
                                   by the owner.                                                     averaging program or an
                                                                                                     interest sweep from the fixed
                                                                                                     accumulation account option is
                                                                                                     being utilized.
------------------------------------------------------------------------------------------------------------------------------------

Interest Sweep                     Automatic transfers of the        Balance of each fixed account   Interest sweep transfers will
                                   income from any fixed account     option selected must be at      take place on the last
                                   option(s) to any Sub-Account(s).  least $5,000.  Maximum          Valuation Date of each calendar
                                                                     transfer from each fixed        quarter.  Interest Sweep is not
                                                                     account option selected is 20%  available from the Seven-Year of such fixed account option's  Guaranteed Interest Rate Option
                                                                     value per year.  Amounts        if the Principal Guarantee
                                                                     transferred under the interest  Program is selected.
                                                                     sweep program will reduce the
                                                                     20% maximum transfer amount
                                                                     otherwise allowed.

Telephone Transfers

An owner may place a request for all or part of the Account Value to be transferred by telephone. All transfers must be in accordance with the terms of the Contract. Transfer instructions are currently accepted on each Valuation Date between 9:30 a.m. and 4:00 p.m. Eastern Time at 1-800-789-6771. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given the following day.

The Company will not be liable for complying with telephone instructions that the Company reasonably believes to be genuine, or for any loss, damage, cost or expense in acting on such telephone instructions. The owner or person with the right to control payments will bear the risk of such loss. The Company will employ reasonable procedures to determine that telephone instructions are genuine. If the Company does not employ such procedures, the Company may be liable for losses due to unauthorized or fraudulent instructions. These procedures may include, among others, tape recording telephone instructions.

Termination of Transfer Programs

The owner may terminate any of the automatic transfer programs at any time, but must give the Company at least 30 days notice to change any automatic transfer instructions that are already in place. Termination and change instructions will be accepted by telephone at 1-800-789-6771. The Company may terminate, suspend or modify any aspect of the transfer programs described above without prior notice to owners, as permitted by applicable law. The Company may also impose an annual fee or increase the current annual fee, as applicable, for any of the foregoing services in such amount(s) as the Company may then determine to be reasonable for participation in the service.

Surrenders

An owner may surrender a Contract either in full or in part during the Accumulation Period. A contingent deferred sales charge ("CDSC") may apply on surrender. The restrictions and charges on surrenders are as follows:

                                                                      Tax-Qualified                   Non-Tax-Qualified
-----------------------------------------------------------------------------------------------------------------------------------
Minimum amount of partial surrender                                                              $500
-----------------------------------------------------------------------------------------------------------------------------------
Minimum remaining Account Value after partial surrender                                          $500
-----------------------------------------------------------------------------------------------------------------------------------
Amount available for surrender (valued as of end of Valuation         Account Value less applicable   Account Value less applicable
Period in which request for surrender is received by the Company)     CDSC, subject to tax law or     CDSC, subject to employer plan
                                                                      employer plan restrictions on   restrictions on withdrawals
                                                                      withdrawals
-----------------------------------------------------------------------------------------------------------------------------------
Tax penalty for early withdrawal                                      Up to 10% of Account Value before age 59 1/2
-----------------------------------------------------------------------------------------------------------------------------------
Contract maintenance fee on full surrender                            $25 (no CDSC applies to fee)
-----------------------------------------------------------------------------------------------------------------------------------
Contingent deferred sales charge ("CDSC")                             Up to 7% of purchase payments
-----------------------------------------------------------------------------------------------------------------------------------
Order of withdrawal for purposes of CDSC (order may be different      First from accumulated earnings (no CDSC applies) and then
for tax purposes)                                                     from purchase payments on "first-in, first-out" basis
                                                                      (CDSC may apply)

A full surrender will terminate the Contract. Partial surrenders are withdrawn proportionally from all Sub-Accounts and fixed account options in which the Contract is invested on the date the Company receives the surrender request unless the owner requests that the surrender be withdrawn from a specific investment option. A surrender is effective on the Valuation Date during which the Company receives the request for surrender, and will be processed at the Accumulation Unit Value for the end of the Valuation Period in which that Valuation Date occurs. Payment of a surrendered amount may be delayed if the amount surrendered was paid to the Company by a check that has not yet cleared. Surrenders from a fixed account option may be delayed for up to six months after receipt of a surrender request as allowed by state law. Surrenders from the Sub-Accounts may be delayed during any period the New York Stock Exchange is closed or trading is restricted, or when the Securities and Exchange Commission either: (1) determines that there is an emergency which prevents valuation or disposal of securities held in the Separate Account; or (2) permits a delay in payment for the protection of security holders.

Free Withdrawal Privilege

The Company will waive the CDSC on full or partial surrenders during the first contract year, on an amount equal to not more than 10% of all purchase payments received. During the second and succeeding contract years, the Company will waive the CDSC on an amount equal to not more than the greater of: (a) accumulated earnings (Account Value in excess of purchase payments); or (b) 10% of the Account Value as of the last contract anniversary.

If the free withdrawal privilege is not exercised during a contract year, it does not carry over to the next contract year.

Long Term Care Waiver Rider

If a Contract is modified by the Long Term Care Waiver Rider, surrenders may be made free of any CDSC if the owner has been confined in a qualifying licensed hospital or long-term care facility for at least 90 days beginning on or after the first contract anniversary. This rider may not be available in all States.

Systematic Withdrawal

During the Accumulation Period, an owner may elect to automatically withdraw money from the Contract. The Account Value must be at least $10,000 in order to make a systematic withdrawal election. The minimum monthly amount that can be withdrawn is $100. Systematic withdrawals will be subject to the contingent deferred sales charge to the extent that the amount withdrawn exceeds the free withdrawal privilege. The owner may begin or discontinue systematic withdrawals at any time by request to the Company, but at least 30 days notice must be given to change any systematic withdrawal instructions that are currently in place. The Company reserves the right to discontinue offering systematic withdrawals at any time. Currently, the Company does not charge a fee for systematic withdrawal services. However, the Company reserves the right to impose an annual fee in such amount as the Company may then determine to be reasonable for participation in the systematic withdrawal program.

Before electing a systematic withdrawal program, you should consult with a financial advisor. Systematic withdrawal is similar to annuitization, but will result in different taxation of payments and potentially different amount of total payments over the life of the Contract than if annuitization were elected.

Contract Loans

The Company may make loans to owners of tax-qualified Contracts. Any such loans will be secured with an interest in the Contract, and the collateral for the loan will be moved from the Sub-Accounts you designate to the fixed accumulation account option and earn a fixed rate of interest applicable to loan collateral. Loan amounts and repayment requirements are subject to provisions of the Internal Revenue Code, and default on a loan will result in a taxable event. You should consult a tax advisor prior to exercising loan privileges. Loan provisions are described in the loan endorsement to the Contract.

A loan, whether or not repaid, will have a permanent effect on the Account Value of a Contract because the collateral cannot be allocated to the Sub-Accounts or fixed account guarantee periods. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on collateral while the loan is outstanding, the Account Value will not increase as rapidly as it would if no loan were outstanding. If investment results are below that rate, the Account Value will be higher than it would have been if no loan had been outstanding.

Termination

The Company reserves the right to terminate any Contract at any time during the Accumulation Period if the Account Value is less than $500. In that case, the Contract will be involuntarily surrendered and the Company will pay the owner the amount that would be due the owner on a full surrender.

BENEFIT PAYMENT PERIOD
--------------------------------------------------------------------------------

Annuity Benefit

An owner may designate the date that annuity payments will begin, and may change the date up to 30 days before annuity payments are scheduled to begin. Unless the Company agrees otherwise, the first day of a Benefit Payment Period in which annuity payments are paid cannot be later than the contract anniversary following the 85th birthday of the eldest owner, or five years after the effective date of the contract, whichever is later.


The amount applied to a settlement option will be the Account Value as of the end of the Valuation Period immediately preceding the first day of the Benefit Payment Period. The owner may select any form of settlement option which is currently available. The standard forms of settlement options are described in the Settlement Options section of this prospectus.

If the owner has not previously made an election as to the form of settlement option, the Company will contact the owner to ascertain the form of settlement option to be paid. If the owner does not select a settlement option, such as a specific fixed dollar benefit payment, a variable dollar benefit payment, or a combination of a variable and fixed dollar benefit payment, the Company will apply the Account Value to a fixed dollar benefit for the life of the annuitant with 120 monthly payments assured, as described in the Settlement Options section of this prospectus.

Death Benefit

A death benefit will be paid under a Contract if the owner dies during the Accumulation Period. If a surviving spouse becomes a successor owner of the Contract, the death benefit will be paid on the death of the successor owner if he or she dies during the Accumulation Period.

The death benefit will be an amount equal to the largest of the following three amounts:

o    The Account Value on the Death Benefit Valuation Date.

o The total purchase payment(s), less any partial surrenders and any contingent deferred sales charges that applied to those amounts.

o The largest Account Value on any contract anniversary which is an exact multiple of five and prior to the owner's death or the owner's 75th birthday if earlier, less any partial surrenders and any contingent deferred sales charges that applied to those amounts.

Any applicable premium tax or other taxes not previously deducted, and any outstanding loans, will be deducted from the death benefit amount described above.

An owner may elect the form of payment of the death benefit at any time before his or her death. The form of payment may be a lump sum, or any available form of settlement option. The standard forms of settlement options are described in the Settlement Options section of this prospectus. If the owner does not make an election as to the form of death benefit, the beneficiary may make an election within one year after the owner's death. If no election as to form of settlement option is made, the Company will apply the death benefit to a fixed dollar benefit for a period certain of 48 months. The first day of the Benefit Payment Period in which a death benefit is paid may not be more than one year after the owner's death; the day a death benefit is paid in a lump sum may not be more than five years after the owner's date of death.

Settlement Options

When a Contract is annuitized, or when a death benefit is applied to a settlement option, the Account Value or the death benefit, as the case may be, is surrendered to the Company in exchange for a promise to pay a stream of benefit payments for the duration of the settlement option selected. Benefit payments may be calculated and paid: (1) as a variable dollar benefit; (2) as a fixed dollar benefit; or (3) as a combination of both. The stream of payments, whether variable dollar or fixed dollar, is an obligation of the Company's general account. However, only the amount of fixed dollar benefit payments is guaranteed by the Company. The owner (or payee) bears the risk that any variable dollar benefit payment may be less than the initial variable dollar benefit payment, or that it may decline to zero, if Benefit Unit Values for that payment decrease sufficiently. Transfers between a variable dollar benefit and a fixed dollar benefit are not permitted, but transfers of Benefit Units among Sub-Accounts are permitted once each 12 months after a variable dollar benefit has been paid for at least 12 months. The formulas for transferring Benefit Units among Sub-Accounts during the Benefit Payment Period are set forth in the statement of additional information.

Form of Settlement Option

The Company will make periodic payments in any form of settlement option that is acceptable to it at the time of an election. The standard forms of settlement options are described below. Payments under any settlement option may be in monthly, quarterly, semi-annual or annual payment intervals. If the amount of any regular payment under the form of settlement option elected would be less than $50, an alternative form of settlement option will have to be elected. The Company, in its discretion, may require benefit payments to be made by direct deposit or wire transfer to the account of a designated payee.

The Company may modify minimum amounts, payment intervals and other terms and conditions at any time without prior notice to owners. If the Company changes the minimum amounts, the Company may change any current or future payment amounts and/or payment intervals to conform with the change. More than one settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed or commuted.

The dollar amount of benefit payments will vary with the frequency of the payment interval and the duration of the payments. Generally, each payment in a stream of payments will be lesser in amount as the frequency of payments increases, or as the length of the payment period increases, because more payments will be paid. For life contingent settlement options, each payment in the stream of payments will generally be lesser in amount as the life expectancy of the annuitant or beneficiary increases because more payments are expected to be paid.

Income for a Fixed Period: The Company will make periodic payments at the end of each payment interval for a fixed period of 5 to 30 years. (Payments intervals of 1-4 years are available for death benefit settlement options only.)

Life Annuity with Payments for at Least a Fixed Period: The Company will make periodic payments at the beginning of each payment interval for a fixed period, or until the death of the person on whose life benefit payments are based if he or she lives longer than the fixed period.

Joint and One-Half Survivor Annuity: The Company will make periodic payments at the beginning of each payment interval until the death of the primary person on whose life benefit payments are based; thereafter, the Company will make one-half of the periodic payment until the death of the secondary person on whose life benefit payments are based.

Life Annuity: The Company will make periodic payments at the beginning of each payment interval until the death of the person on whose life benefit payments are based.

Calculation of Fixed Dollar Benefit Payments

Fixed dollar benefit payments are determined by multiplying the amount applied to the fixed dollar benefit (expressed in thousands of dollars and after deduction of any fees and charges, loans, or applicable premium taxes) by the amount of the payment per $1,000 of value which the Company is currently paying for settlement options of that type. Fixed dollar benefit payments will remain level for the duration of the Benefit Payment Period.

The Company guarantees minimum fixed dollar benefit payment factors based on 1983 annuity mortality tables for individuals with interest at 3% per year, compounded annually. For tax-qualified Contracts and non-tax-qualified Internal Revenue Code ("IRC") Section 457 Contracts, the Company uses tables for blended lives (60% female/40% male). For non-tax-qualified Contracts except IRC Section 457, the Company uses tables for male and female lives. Where required by state law, the Company uses blended tables for all Contracts. The minimum monthly payments per $1,000 of value for the Company's standard settlement options are set forth in tables in the Contracts. Upon request, the Company will provide information about minimum monthly payments for ages or fixed periods not shown in the settlement option tables.

Calculation of Variable Dollar Benefit Payments

The first variable dollar benefit payment is the amount it would be if it were a fixed dollar benefit payment calculated at the Company's minimum guaranteed settlement option factors, reduced by a pro rata portion of the contract maintenance fee, equal to the amount of the fee divided by the number of payments to be made over a 12-month period.

The amount of each subsequent variable dollar benefit payment will reflect the investment performance of the Sub-Account(s) selected and may vary from payment to payment. For example, because the first benefit payment includes a 3% rate of interest, subsequent benefit payments will be less than the first payment if the net investment performance of the applicable Sub-Accounts selected is less than 3%.

The amount of each subsequent payment is the sum of the payment due for each Sub-Account selected, less a pro rata portion of the contract maintenance fee, as described above. The payment due for a Sub-Account equals the shares for that Sub-Account, which are the Benefit Units, times their value, which is the Benefit Unit Value for that Sub-Account as of the end of the fifth Valuation Period preceding the due date of the payment. The number of Benefit Units for each Sub-Account selected is determined by allocating the amount of the first variable dollar benefit payment (before deduction of the pro rata portion of the contract maintenance fee) among the Sub-Account(s) selected in the percentages indicated by the owner (or payee). The dollar amount allocated to a Sub-Account is divided by the Benefit Unit Value for that Sub-Account as of the first day of the Benefit Payment Period. The result is the number of Benefit Units that the Company will pay for that Sub-Account at each payment interval. The number of Benefit Units for each Sub-Account remains fixed during the Benefit Payment Period, except as a result of any transfers among Sub-Accounts. An explanation of how Benefit Unit Values are calculated is included in the Glossary of Financial Terms of this prospectus.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

This section provides a general description of federal income tax considerations relating to the Contracts. The purchase, holding and transfer of a Contract may have federal estate and gift tax consequences in addition to income tax consequences. Estate and gift taxation is not discussed in this prospectus or in the statement of additional information. State taxation will vary depending on the state in which you reside, and is not discussed in this prospectus or in the statement of additional information.

The tax information provided in the prospectus and statement of additional information should not be used as tax advice. Federal income tax laws are subject to interpretation by the IRS and may be changed by future legislation. You should consult a competent tax advisor to discuss how current tax laws affect your particular situation.

Tax Deferral On Annuities

Internal  Revenue  Code  ("IRC")  Section 72 governs  taxation of  annuities  in general. The income earned during the Accumulation Period of a Contract is generally not includable in income until it is withdrawn. In other words, a Contract is a tax-deferred investment. The Contracts must meet certain requirements in order to qualify for tax-deferred treatment under IRC Section
72. These requirements are discussed in the statement of additional information. In addition, tax deferral is not available for a Contract when the owner is not a natural person unless the Contract is part of a tax-qualified plan or the owner is a mere agent for a natural person. For a nonqualified deferred compensation plan, this rule means that the employer as owner of the Contract will generally be taxed currently on any increase in the Account Value, although the plan itself may provide a tax deferral to the participating employee.

Tax-Qualified Plans


Annuities may also qualify for tax-deferred treatment, or serve as a funding vehicle, under other IRC provisions governing tax-qualified retirement plans. These provisions include IRC Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), 408 and 408A (individual retirement annuities), and 457(g) (governmental deferred compensation). [Tax-deferral is generally also available under these IRC Sections through the use of a trust or custodial account without the use of an annuity. Please consult your tax advisor.] Contributions to a tax-qualified Contract are typically made with pre-tax dollars, while contributions to a non-tax-qualified Contract are typically made from after-tax dollars, though there are exceptions in either case. Tax-qualified Contracts may also be subject to restrictions on withdrawals that do not apply to non-tax-qualified Contracts. These restrictions may be imposed to meet requirements of the IRC or of an employer plan. Following is a brief description of the types of tax-qualified retirement plans for which the Contracts are available.

Individual Retirement Annuities

IRC Sections 219 and 408 permit individuals or their employers to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". Under applicable limitations, an individual may claim a tax deduction for certain contributions to an IRA. Contributions made to an IRA for an employee under a Simplified Employee Pension (SEP) Plan or Savings Incentive Match Plan for Employees (SIMPLE) established by an employer are not includable in the gross income of the employee until the employee receives distributions from the IRA.

Roth IRAs

IRC Section 408A permits certain individuals to contribute to a Roth IRA. Contributions to a Roth IRA are not tax deductible. Tax-free distributions may be made after five years once the owner attains age 59 1/2, becomes disabled, or dies, or for qualified first-time homebuyer expenses.

Tax-Sheltered Annuities

IRC 403(b) of the Code permits contributions to a "tax-sheltered annuity" or "TSA" for the employees of public schools and certain charitable, religious, educational and scientific organizations described in IRC Section 501(c)(3).
Subject to certain limits, contributions to a TSA are not includable in the gross income of the employee until the employee receives distributions from the TSA. Amounts attributable to contributions made under a salary reduction agreement cannot be distributed until the employee attains age 59 1/2, separates from service, becomes disabled, incurs a hardship, or dies.

Texas Optional Retirement Program

The Texas Optional Retirement Program ("ORP") provides for the purchase of IRC 403(b) tax-sheltered annuities with fixed employer and employee contributions. Under Section 830.105 of the Texas Government Code, amounts attributable to such contributions cannot be distributed until the employee terminates employment from all Texas public institutions of higher education, retires, attains age 70 1/2, or dies. Under Section 830.205 of the Texas Government Code, amounts attributable to employer contributions vest after one year of participation. Accordingly, distributions require written certification from the employer of the employee's vesting status and, if the employee is living and under age 70 1/2, the employee's retirement or other termination from employment.

Pension and Profit Sharing Plans

IRC Section 401 permits employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may use annuity contracts to fund plan benefits. Purchasers of a Contract for use with such plans should seek competent advice regarding the suitability of the proposed plan documents and the Contract for their specific needs.

Governmental Deferred Compensation Plans

State and local government employers may purchase annuity contracts to fund deferred compensation plans for the benefit of their employees under IRC Section 457(g).

Nonqualified Deferred Compensation Plans

Non-governmental tax-exempt employers may invest in annuity contracts in connection with nonqualified deferred compensation plans established for the benefit of their employees under IRC Section 457 (and governmental employers in connection with plans taxed under 457(f)). Other employers may invest in annuity contracts in connection with nonqualified deferred compensation plans established for the benefit of their employees. In most cases, these plans are designed so that contributions made for the benefit of the employees generally will not be includable in the employees' gross income until distributed from the plan. In these situations, the Contract is usually owned by the employer and is subject to the claims of its general creditors. Benefit payments under the employer plan (whether or not made from the Contract) may be subject to restrictions imposed by the IRC or by the plan.

Summary of Income Tax Rules

The  following   chart   summarizes   the  basic  income  tax  rules   governing
tax-qualified and non-tax-qualified Contracts:


------------------------------------------------------------------------------------------------------------------------------------
                             Tax-Qualified Plans                                   Basic Non-Tax-Qualified Contracts
                             Nonqualified Deferred Compensation Plans
------------------------------------------------------------------------------------------------------------------------------------
Plan Types                   o    IRC ss.401 (Pension and Profit Sharing)          o    IRC ss.72 only
                             o    IRC ss.403(b) (Tax-Sheltered Annuities)
                             o    IRC ss.408 (IRA, SIMPLE IRA)
                             o    IRC ss.408A (Roth IRA)
                             o    IRC ss.457
                             o    Nonqualified Deferred Compensation
------------------------------------------------------------------------------------------------------------------------------------
Who May Purchase Contract    Natural person, employer, or employer plan.           Anyone. Non-natural person may purchase but
                             Nonqualified deferred compensation plans will         will generally lose tax-deferred status.
                             generally lose tax-deferred status.
------------------------------------------------------------------------------------------------------------------------------------
Taxation of Surrenders       If there is an after-tax "investment in the           Account Value in excess of investment in the
                             contract," a pro rata portion of amount surrendered   contract is taxable.  Generally, the "investment
                             is taxable based on ratio of "investment in the       in the contract" will equal the sum of all
                             contract" to Account Value.  Usually, 100% of         purchase payments.  Surrenders are deemed to come
                             distributions from a qualified plan will be taxed     from earnings first, and purchase payments last.
                             because there was no after-tax contribution and
                             therefore no "investment in the contract."            For a Contract purchased as part of an IRC
                             Qualified distributions from ss.408A Roth IRA may     Section 1035 exchange which includes
                             be completely tax-free.                               contributions made before August 14, 1982 ("pre-
                                                                                   TEFRA contributions") partial withdrawals are not
                             Surrenders prior to age 59 1/2 may be subject to      taxable until the pre-TEFRA contributions have
                             10% or greater tax penalty depending on the type      been returned.
                             of qualified plan.
                                                                                   The taxable portion of any surrenders prior to
                             Surrenders from tax-qualified Contracts may be        age 59 1/2 may be subject to a 10% tax penalty.
                             restricted by the Internal Revenue Code or by the
                             terms of a retirement plan.
------------------------------------------------------------------------------------------------------------------------------------
Taxation of Benefit          May vary depending on type of settlement option selected, but generally, for fixed dollar benefit
Payments (annuity            payments, a pro rata portion of each payment equal to [100% - (investment in contract/total
benefit payments or          expected payments)] is subject to income tax. For variable dollar benefit payments, a specific
death benefit payments)      dollar amount of each payment is taxable, as predetermined by a pro rata formula, rather than subjecting a percentage of each payment to taxation. Once the investment in the contract has been recovered, the full amount of each benefit payment is taxable. Qualified distributions from a
                             ss.408A Roth IRA may be completely tax-free.
------------------------------------------------------------------------------------------------------------------------------------
Taxation of Lump Sum         Taxed to recipient generally in same manner as full surrender. Tax penalties do not apply to death
Death Benefit Payment        benefit distributions.
------------------------------------------------------------------------------------------------------------------------------------
Assignment of                Assignment and transfer of ownership generally not    Generally, deferred earnings become taxable
Contract/Transfer of         permitted.                                            to transferor at time of transfer and
Ownership                                                                          transferee receives an investment in the
                                                                                   contract equal to the Account Value at that
                                                                                   time. Gift tax consequences not discussed
                                                                                   herein.
------------------------------------------------------------------------------------------------------------------------------------
Withholding                  Eligible rollover distributions from ss.401 and       Generally, payee may elect to have taxes
                             ss.403(b) Contracts subject to 20% mandatory          witheld or not.
                             withholding on taxable portion unless direct
                             rollover. Section 457 plan benefits and
                             nonqualified deferred compensation plan benefits
                             subject to wage withholding. For all other
                             payments, payee may elect to have taxes
                             withheld or not.
------------------------------------------------------------------------------------------------------------------------------------

GLOSSARY OF FINANCIAL TERMS
--------------------------------------------------------------------------------

The following financial terms explain how the variable portion of the Contracts is valued. Read these terms in conjunction with the Definitions section of this prospectus.

Accumulation Unit Value: The initial Accumulation Unit Value for each Sub-Account other than the money market Sub-Account was set at $10. The initial Accumulation Unit Value for the money market Sub-Account was set at $1. The initial Accumulation Unit Value for a Sub-Account was established at the inception date of the Separate Account, or on the date the Sub-Account was established, if later. The Company establishes distinct Accumulation Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

After the initial Accumulation Unit Value is established, the Accumulation Unit Value for a Sub-Account at the end of each Valuation Period is the Accumulation Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Sub-Account for the current Valuation Period.

A Net Investment Factor of 1 produces no change in the Accumulation Unit Value for that Valuation Period. A Net Investment Factor of more than 1 or less than 1 produces an increase or a decrease, respectively, in the Accumulation Unit Value for that Valuation Period.

Benefit Unit Value: The initial Benefit Unit Value for a Sub-Account will be set equal to the Accumulation Unit Value for that Sub-Account at the end of the first Valuation Period in which a variable dollar benefit is established by the Company. The Company will establish distinct Benefit Unit Values for Contracts with different Separate Account fee structures, as described in the Fee Table.

The Benefit Unit Value at the end of each Valuation Period after the first is the Benefit Unit Value at the end of the previous Valuation Period multiplied by the Net Investment Factor for that Sub-Account for the current Valuation Period, and multiplied by a daily investment factor (0.99991789) for each day in the Valuation Period. The daily investment factor reduces the previous Benefit Unit Value by the daily amount of the assumed interest rate (3% per year, compounded annually) which is already incorporated in the stream of variable dollar benefit payments.

Net Investment Factor: The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing NAV2 by NAV1 and subtracting a factor representing the mortality and expense risk charge and the administration charge deducted from the Sub-Account during that Valuation Period, where:

NAV1 is equal to the Net Asset Value for the Portfolio for the preceding Valuation Period; and

NAV2 is equal to the Net Asset Value for the Portfolio for the current Valuation Period plus the per share amount of any dividend or net capital gain distributions made by the Portfolio during the current Valuation Period, and plus or minus a per share charge or credit if the Company adjusts its tax reserves due to investment operations of the Sub-Account or changes in tax law.

In other words, the Net Investment Factor represents the percentage change in the total value of assets invested by the Separate Account in a Portfolio. That percentage is then applied to Accumulation Unit Values and Benefit Unit Values as described in the discussion of those terms in this section of the prospectus.

THE REGISTRATION STATEMENT
--------------------------------------------------------------------------------

The Company filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 relating to the Contracts offered by this prospectus. This prospectus was filed as an annual amendment to the Registration Statement, but it does not constitute the complete Registration Statement. The Registration Statement contains further information relating to the Company and the Contracts. Statements in this prospectus discussing the content of the Contracts and other legal instruments are summaries. The actual documents are filed as exhibits to the Registration Statement. For a complete statement of the terms of the Contracts or any other legal document, refer to the appropriate exhibit to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected and copied at the office of the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and may also be accessed at the Securities and Exchange Commission's Web site http://www.sec.gov. The registration number for the Registration Statement is 33-65409.

OTHER INFORMATION
--------------------------------------------------------------------------------

Legal Proceedings

The Company and Great American Advisors, Inc. are involved in various kinds of routine litigation which, in management's judgment, are not of material importance to their assets or the Separate Account. There are no pending legal proceedings against the Separate Account.

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

A statement of additional information is available which contains more details concerning the subjects discussed in this prospectus. The following is the table of contents for the statement of additional information:

                                                                            Page

ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)................................... 3
         General Information and History...................................... 3
         State Regulation..................................................... 3

SERVICES...................................................................... 3
         Safekeeping of Separate Account Assets............................... 3
         Records and Reports.................................................. 3
         Experts.............................................................. 3

DISTRIBUTION OF THE CONTRACTS................................................. 3

CALCULATION OF PERFORMANCE INFORMATION........................................ 4
         Money Market Sub-Account Standardized Yield Calculation.............. 4
         Average Annual Total Return Calculation.............................. 5
         Cumulative Total Return Calculation.................................. 5
         Standardized Average Annual Total Return Data........................ 6
         Non-Standardized Average Annual Total Return Data.................... 7
         Other Performance Measures........................................... 8

BENEFIT UNITS--TRANSFER FORMULAS.............................................. 9

FEDERAL TAX MATTERS...........................................................10
         Taxation of Separate Account Income..................................10
         Tax Deferred Status of Non-Qualified Contracts.......................10

FINANCIAL STATEMENTS..........................................................11



Copies of the statement of additional information dated May 1, 2001 are available without charge. To request a copy, please clip this coupon on the dotted line below, enter your name and address in the spaces provided below, and mail to: Annuity Investors Life Insurance Company(R), P.O. Box 5423, Cincinnati, Ohio 45201-5423.


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Name:

________________________________________________________________________________

Address:

________________________________________________________________________________

City:

________________________________________________________________________________

State:

________________________________________________________________________________

Zip:

________________________________________________________________________________

ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)                 (logo)
ANNUITY INVESTORS(R) VARIABLE ACCOUNT A
STATEMENT OF ADDITIONAL INFORMATION FOR

Individual and Group Flexible Premium Deferred Annuities

                                                             May 1, 2001


This statement of additional  information  supplements the current  prospectuses
for  Individual  and  Group  Flexible   Premium   Deferred   Annuity   Contracts
(collectively, the "Contracts") offered by Annuity Investors Life Insurance Company(R) through Annuity Investors Variable Account A ("Separate Account"). This statement of additional information is not a prospectus and should be read only in conjunction with the prospectus for the applicable Contract. Terms used in the current prospectuses for the Contracts are incorporated in this statement of additional information and have the same meaning as in the prospectuses.

A copy of either of the prospectuses dated May 1, 2001, as supplemented from time to time, may be obtained free of charge by writing to Annuity Investors Life Insurance Company, Administrative Office, P.O. Box 5423, Cincinnati, Ohio 45201-5423.

                                TABLE OF CONTENTS



                                                                          Page

 ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)                                 3
             GENERAL INFORMATION AND HISTORY                                 3
             STATE REGULATIONS                                               3

 SERVICES
             SAFEKEEPING OF SEPARATE ACCOUNT ASSETS                          3
             RECORDS AND REPORTS                                             3
             EXPERTS                                                         3

 DISTRIBUTION OF THE CONTRACTS                                               3
 CALCULATION OF PERFORMANCE INFORMATION                                      4
             MONEY MARKET SUB-ACCOUNT STANDARDIZED YIELD CALCULATION         4
             AVERAGE ANNUAL TOTAL RETURN CALCULATION                         5
             CUMULATIVE TOTAL RETURN CALCULATION                             5
             STANDARDIZED AVERAGE ANNUAL TOTAL RETURN DATA                   6
             NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN DATA               7
             OTHER PERFORMANCE MEASURES                                      8

 BENEFITS UNITS-TRANSFER FORMULAS                                            9

 FEDERAL TAX MATTERS                                                        10
             TAXATION OF SEPARATE ACCOUNT INCOME                            10
             TAX DEFFERAL ON NONQUALIFIED CONTRACTS                         10

 FINANCIAL STATEMENTS                                                       10

ANNUITY INVESTORS LIFE INSURANCE COMPANY(R)
Information and History
Annuity Investors Life Insurance Company (the "Company") is a stock life insurance company incorporated under the laws of the State of Ohio in 1981. The Company is principally engaged in the sale of fixed and variable annuity policies.


The  Company is a wholly  owned  subsidiary  of Great  American  Life  Insurance
Company(R) which is a wholly owned subsidiary of Great American Financial Resources, Inc., a publicly traded insurance holding company ("GAFRI") (NYSE:
GFR). GAFRI is in turn indirectly controlled by American Financial Group, Inc., a publicly traded holding company (NYSE: AFG).

State Regulations
The Company is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to operate. The availability of certain Contract rights and provisions depends on state approval and/or filing and review processes in each jurisdiction. Where required by law or regulation, the Contracts will be modified accordingly.

SERVICES
-----------------------------------------------------------------------------

Safekeeping of Separate Account Assets
Title to assets of the Separate Account is held by the Company. The Separate Account assets are segregated from the Company's general account assets. Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Sub-Accounts.

Title to assets invested in the fixed account options is held by the Company together with the Company's general account assets.

Records and Reports
All records and accounts relating to the fixed account options and the Separate Account will be maintained by the Company. As presently required by the provisions of the Investment Company Act of 1940, as amended ("1940 Act"), and rules and regulations promulgated thereunder which pertain to the Separate Account, reports containing such information as may be required under the 1940 Act or by other applicable law or regulation will be sent to each owner of an individual Contract and to each group Contract owner semiannually at the owner's last known address.


Experts
The financial statements of the Separate Account and the statutory-basis financial statements of the Company at December 31, 2000 and 1999, and for the years then ended, appearing in this statement of additional information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


DISTRIBUTION OF THE CONTRACTS
------------------------------------------------------------------------------

The offering of the Contracts is expected to be continuous. Although the Company does not anticipate discontinuing the offering of the Contracts, the Company reserves the right to discontinue offering any one or more of the Contracts.

The approximate commissions received and retained by Great American Advisors, Inc. for sale of the Contracts for each of the last three fiscal years are as follows:



Year Ended        12/31/2000       12/31/1999      12/31/1998
33-59861
Received          $6,644,421      $3,531,355      $1,049,047
Retained           $ 567,497       $ 176,567        $ 46,400
33-65409
Received          $2,106,938      $1,144,268      $1,309,956
Retained            $179,938        $ 57,213        $ 69,467

CALCULATION OF PERFORMANCE INFORMATION
----------------------------------------------------------------------------

Money Market Sub-Account Standardized Yield Calculation
In accordance with rules and regulations adopted by the Securities and Exchange Commission, the Company computes the Money Market Sub-Account's current annualized yield for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio, or on its portfolio securities. This current annualized yield is calculated according to the following formula:

YIELD = (BASE PERIOD RETURN/7)*365

   Where:

   BASE PERIOD RETURN = The percentage (or net) change in the Accumulation Unit
                        Value for the Money Market ("AUV") over a 7-day period determined as follows:

                  AUV at end of 7-day period - AUV at beginning of 7-day period
                               AUV at beginning of 7-day period

Because the Net Asset Value of the Money Market  Portfolio  rarely deviates from
1.000000 per unit, the change in the Accumulation Unit Value for the Money Market Sub-Account (numerator of the above fraction) is ordinarily attributable exclusively to dividends paid and reinvested over the 7-day period less mortality and expense risk charges deducted from the Sub-Account over the 7-day period. Because of the deductions for mortality and expense risk charges, the yield for the Money Market Sub-Account of the Separate Account will be lower than the yield for the Money Market Portfolio or any comparable substitute funding vehicle.

The Securities and Exchange Commission also permits the Company to disclose the effective yield of the Money Market Sub-Account for the same 7-day period, which is yield determined on a compounded basis. The effective yield will be slightly higher than yield due to this compounding effect, and is calculated according to the following formula:

EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7 ] -1

The yields and effective yields for the Money Market Sub-Account for the 7-day period ended December 31, 2000 are as follows:

   Contract    Total Separate Account       Yield          Effective Yield
                       Charges
   33-59861             1.25%               4.81%               4.93%
                        0.95%               5.10%               5.23%
   33-65409             1.25%               4.81%               4.93%


The yield on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio or substitute funding vehicle, the types and quality of portfolio securities held by the Money Market Portfolio or substitute funding vehicle, and operating expenses.

In addition, the yield figures do not reflect the effect of any contingent deferred sales charges or contract (or certificate) maintenance fees that may be applicable on surrender under any Contract.

Average Annual Total Return Calculation

The Company may from time to time disclose average annual total returns for one or more of the Sub-Accounts for various periods of time. Average annual total return quotations are computed by finding the average annual compounded rates of return over one- ,five- and ten-year periods (or for such period of time as the underlying Sub-Account has been available in the Separate Account) that would equal the initial amount invested to the ending redeemable value, according to the following formula:

P(1+T)n = ERV

Where:

   P      =  a hypothetical initial payment of $1,000
   T      =  average annual total return
   n      =  number of years
   ERV    =  ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one-, five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof)

Average annual total return may be presented in either standardized or non-standardized form. Average annual total return data may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Sub-Account commenced operations. The ERV for standardized data reflects the deduction of all recurring fees, such as contract (or certificate) maintenance fees, contingent deferred sales charges and mortality and expense risk charges, which are charged to all Contracts of that type. The ERV for non- standardized data reflects the deduction of mortality and expense risk charges, but not contract (or certificate) maintenance fees or contingent deferred sales charges. Non-standardized performance data will be advertised only if the requisite standardized performance data is also disclosed.

Cumulative Total Return Calculation

The Company may from time to time disclose cumulative total return for various periods of time. Cumulative total return reflects the performance of a Sub-Account over the entire period presented. Cumulative total return may be either actual return or hypothetical return. It will be hypothetical if it reflects performance for a period of time before the Sub-Account commenced operations. Cumulative total return is calculated using the following formula:

CTR = (ERV/P) -1

Where:

   CTR   =   the cumulative total return net of Sub-Account recurring charges, other than the contract (or certificate) maintenance fee, for the period

   ERV   =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one-,five- or ten-year period at the end of the one-, five- or ten-year period (or fractional portion thereof)

   P     =   a hypothetical initial payment of $1,000

Although cumulative total return can be presented in either standardized or non-standardized form, the Company currently advertises only non-standardized cumulative total return, which assumes a contingent deferred sales charge of 0%, and no contract (or certificate) maintenance fee. The contingent deferred sales charge is not reflected because the Contracts are designed as a long-term investment. If reflected, the contingent deferred sales charge would decrease the return shown. Non-standardized cumulative total return can only be advertised if standardized average annual total return is also disclosed.


Standardized Average Annual Total Return Data
---------------------------------------------------------------------------
                                                                                S.E.C. File No.                 S.E.C. File No.
(Data reflects deduction of all recurring charges including contingent         33-59861 - 33-65409                  33-59861
deferred sales charges and contract (or certificate) maintenance fees-          Standard Contracts             Enhanced Contracts
data is the same for all Standard Contracts)


                                                                All Periods   1 year        From           1 year          From
---------------------------------------------------------------------------              Inception                       Inception
                                                          Ending 12/31/2000                Date3/                         Date3/
Janus A.S.-Aggressive Growth Portfolio                                        -41.16%      17.46%          -40.96%        17.84%
Janus A.S.-Worldwide Growth Portfolio                                         -25.21%      20.22%          -24.96%        20.60%
Janus A.S.-Balanced Portfolio                                                 -11.98%      15.62%          -11.69%        15.99%
Janus A.S.-Capital Appreciation Portfolio                                     -27.69%      28.01%4/        -27.45%       28.40%4/
Dreyfus V.I.F.-Appreciation Portfolio                                         -10.38%      14.63%          -10.08%        15.00%
Dreyfus V.I.F.-Growth and Income Portfolio                                    -13.47%      8.75%5/         -13.18%        9.11%5/
Dreyfus V.I.F.-Small Cap Portfolio                                              3.41%      9.59%5/           3.74%        9.95%5/
The Dreyfus Socially Responsible Growth Fund, Inc.                            -20.63%      14.81%          -20.37%        15.18%
Dreyfus Stock Index Fund                                                      -18.90%      14.39%          -18.63%        14.77%
Strong Opportunity Fund II, Inc.                                               -3.22%      16.01%           -2.90%        16.38%
Deutsche Asset Management VIT EAFE(R) Equity Index                            -26.18%      0.55%4/         -25.94%        0.89%4/
Deutsche Asset Management VIT Equity 500 Index                                -18.85%      6.75%4/         -18.59%        7.11%4/
Deutsche Asset Management VIT Small Cap Index                                 -13.56%     -0.03%4/         -13.27%         0.31%
Merrill Lynch V.S.F. -Basic Value Focus Fund                                    2.76%      13.55%            3.09%        13.92%
Merrill Lynch V.S.F. - Global Strategy Focus Fund                             -19.23%       4.78%          -18.97%         5.14%
Merrill Lynch V.S.F. - High Current Income Fund                               -16.73%      -1.00%          -16.46%        -0.65%
Merrill Lynch V.S.F. - Domestic Money Market Fund                              -4.42%       0.59%           -4.22%         0.90%
The Universal Institutional Funds Inc. - Fixed Income Portfolio                 1.22%      2.26%5/           1.54%        2.61%5/
The Universal Institutional Funds Inc. - U.S. Real Estate Portfolio            19.18%      3.42%5/          19.56%        3.77%5/
PBHG ISF Inc. - PBHG Growth II Portfolio                                      -26.20%     15.49%5/         -25.95%       15.86%5/
PBHG ISF Inc. - PBHG Technology & Communications Portfolio                    -51.34%     27.06%5/         -51.17%       27.46%5/


-----------------------------------------------------------------------------
1/ Annual mortality and expense risk charge of 1.25% of daily net asset value. 2/ Annual mortality and expense risk charge of 0.95% of daily net asset value. 3/ From Separate Account commencement date (12/7/95) to 12/31/2000 unless otherwise noted.
4/  From inception date of Sub-Account (5/1/99) to 12/31/2000.
5/  From inception date of Sub-Account (5/1/97) to 12/31/2000.


Non-Standardized
Average Annual Total Return Data

(Data reflects deduction of all recurring charges except contingent              S.E.C. File No.                  S.E.C. File No.
deferred sales charges and contract (or certificate) maintenance fees-         33-59861 - 33-65409                   33-59861
data is the same for all Standard Contracts)                                  Standard Contract 1/             Enhanced Contracts 2/

                                                            All Periods       1 year     From Inception    1 year     From Inception
                                                      Ending 12/31/2000                      Date3/                       Date3/
Janus A.S.-Aggressive Growth Portfolio                                        -32.66%       19.15%         -32.46%       19.51%
Janus A.S.-Worldwide Growth Portfolio                                         -16.71%       21.77%         -16.46%       22.13%
Janus A.S.-Balanced Portfolio                                                 -3.48%       17.42%          -3.19%       17.77%
Janus A.S.-Capital Appreciation Portfolio                                     -19.19%       29.95%4/       -18.95%       30.33%4/
Dreyfus V.I.F.-Appreciation Portfolio                                         -1.88%       16.49%          -1.58%       16.84%
Dreyfus V.I.F.-Growth and Income Portfolio                                    -4.97%       11.04%          -4.68%       11.37%
Dreyfus V.I.F.-Small Cap Portfolio                                            11.91%       11.81%          12.24%       12.14%
The Dreyfus Socially Responsible Growth Fund, Inc.                           -12.13%       16.66%         -11.87%       17.01%
Dreyfus Stock Index Fund                                                     -10.40%       16.27%         -10.13%       16.62%
Strong Opportunity Fund II, Inc.                                               5.28%       17.79%           5.60%       18.14%
Deutsche Asset Management VIT EAFE(R) Equity Index                            -17.68%        4.48%5/       -17.44%        4.79%5/
Deutsche Asset Management VIT Equity 500 Index                               -10.35%       10.34%6/       -10.09%        10.67%6/
Deutsche Asset Management VIT Small Cap Index                                 -5.06%        3.95%7/        -4.77%        4.26%7/
Merrill Lynch V.S.F. -Basic Value Focus Fund                                  11.26%       15.48%          11.59%       15.83%
Merrill Lynch V.S.F. - Global Strategy Focus Fund                            -10.73%        7.42%         -10.47%        7.74%
Merrill Lynch V.S.F. - High Current Income Fund                                -8.23%        2.27%          -7.96%        2.58%
Merrill Lynch V.S.F. - Domestic Money Market Fund                              4.08%        3.67%           4.28%        3.95%
The Universal Institutional Funds  Inc. - Fixed Income Portfolio               9.72%        5.39%8/        10.04%        5.71%8/
The Universal Institutional Funds  Inc. - U.S. Real Estate Portfolio          27.68%        6.61%9/        28.06%        6.93%9/
PBHG ISF Inc.- PBHG Growth II Portfolio                                      -17.70%       18.02%10/       -17.45%       18.37%10/
PBHG ISF Inc.- PBHG Technology & Communications Portfolio                    -42.84%       29.04%10/       -42.67%       29.42%10/



1/ Annual mortality and expense risk charge of 1.25% of daily net asset value. 2/ Annual mortality and expense risk charge of 0.95% of daily net asset value. 3/ From Separate Account commencement date (12/7/95) to 12/31/2000 unless otherwise noted.
4/  From inception date of Portfolio (5/1/97) to 12/31/2000.
5/  From inception date of Portfolio (8/22/97) to 12/31/2000.
6/  From inception date of Portfolio (10/1/97) to 12/31/2000.
7/  From inception date of Portfolio (8/25/97) to 12/31/2000.
8/  From inception date of Portfolio (1/2/97) to 12/31/2000.
9/  From inception date of Portfolio (3/3/97) to 12/31/2000.
10/ From inception date of Portfolio (4/30/97) to 12/31/2000.

Other Performance Measures

Any of the Contracts may be compared in advertising materials to certificates of deposit ("CDs") or other investments issued by banks or other depository institutions. Variable annuities differ from bank investments in several respects. For example, variable annuities may offer higher potential returns than CDs. However, unless you have selected to invest in only the fixed account options, the Company does not guarantee your return. Also, none of your investments under the Contract, whether allocated to the fixed account options or to a Sub-Account, are FDIC-insured.


Advertising materials for any of the Contracts may, from time to time, address retirement needs and investing for retirement, the usefulness of a tax-qualified retirement plan, saving for college, or other investment goals. Advertising materials for any of the Contracts may discuss, generally, the advantages of investing in a variable annuity and the Contracts' particular features and their desirability and may compare Contract features with those of other variable annuities and investment products of other issuers. Advertising materials may also include a discussion of the balancing of risk and return in connection with the selection of investment options under the Contracts and investment alternatives generally, as well as a discussion of the risks and attributes associated with the investment options under the Contracts. A description of the tax advantages associated with the Contracts, including the effects of tax-deferral under a variable annuity or retirement plan generally, may be included as well. Advertising materials for any of the Contracts may quote or reprint financial or business publications and periodicals, including model portfolios or allocations as they relate to current economic and political conditions, management and composition of the underlying Portfolios, investment philosophy, investment techniques, and desirability of owning the Contract and other products and services offered by the Company or Great American Advisors, Inc. ("GAA").

The Company or GAA may provide information designed to help individuals understand their investment goals and explore various financial strategies.


Such information may include: information about current economical, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance and goal setting; questionnaires designed to help create a personal financial profile; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and alternative investment strategies and plans.

Ibbotson Associates of Chicago, Illinois ("Ibbotson"), provides historical returns of the capital markets in the United States, including common stocks, small capitalization stocks, long-term corporate bonds, intermediate-term government bonds, long-term government bonds, Treasury bills, the U.S. rate of inflation (based on Consumer Price Index), and combinations of various capital markets. The performance of these capital markets is based on the returns of different indices.

Advertising materials for any of the Contracts may use the performance of these capital markets in order to demonstrate general risk-verses-reward investment scenarios. Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. The risk associated with the security types in any capital market may or may not correspond directly to those of the Sub-Accounts and the Portfolios. Advertising materials may also compare performance to that of other compilations or indices that may be developed and made available in the future.

In addition, advertising materials may quote various measures of volatility and benchmark correlation for the Sub-Accounts and the respective Portfolios and compare these volatility measures and correlation with those of other separate accounts and their underlying funds. Measures of volatility seek to compare a Sub-Account's, or its underlying Portfolio's, historical share price fluctuations or total returns to those of a benchmark. Measures of benchmark correlation indicate how valid a comparative benchmark may be. All measures of volatility and correlation are calculated using averages of historical data.


BENEFIT UNITS - TRANSFER FORMULAS
-----------------------------------------------------------------------------

Transfers of a Contract owner's Benefit Units between Sub-Accounts during the Benefit Payment Period are implemented according to the following formulas:

   The number of Benefit Units to be transferred from a given Sub-Account is BU1(trans).

   The number of the Contract owner's Benefit Units remaining in such Sub-Account (after the transfer)
                = UNIT1 - BU1(trans).

   The number of Benefit Units transferred to the new Sub-Account is BU2(trans).
                    BU2(trans) = BU1(trans) * BUV1/BUV2.

   The number of the Contract owner's Benefit Units in the new Sub-Account (after the transfer)
                    = UNIT2 + BU2(trans).

Subsequent variable dollar benefit payments will be based on the number of the Contract owners Benefit Units in each Sub-Account (after the transfer) as of the next variable dollar benefit payment's due date.


Where:
   BU1 (trans) is the number of the Contract owner's Benefit Units transferred from a given Sub-Account.

   BU2(trans) is the number of the Contract owner's Benefit Units transferred into the new Sub Account.

   BUV1 is the Benefit Unit Value of the Sub-Account from which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

   BUV2 is the Benefit Unit Value of the Sub-Account to which the transfer is being made as of the end of the Valuation Period in which the transfer request was received.

   UNIT1 is the number of the Contract owner's Benefit Units in the Sub-Account from which the transfer is being made, before the transfer.

   UNIT2 is the number of the Contract owner's Benefit Units in the Sub-Account to which the transfer is being made, before the transfer.

FEDERAL TAX MATTERS
------------------------------------------------------------------------------

The following discussion supplements the discussion of federal tax matters in the prospectuses for the Contracts. This discussion is general and is not intended as tax advice. Federal income tax laws or the interpretation of those laws by the Internal Revenue Service may change at any time.

Taxation of Separate Account Income
The Company is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code ("IRC"). Since the Separate Account is not an entity separate from the Company, and its operations form a part of the Company, it will not be taxed separately as a "regulated Investment Company" under Subchapter M of the IRC. Investment income and realized capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that it will not be taxed on the Separate Account investment income and realized net capital gains to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

In certain circumstances, owners of individual variable annuity contracts and participants under group variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be included in the owner's gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the owner or participant), rather that the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this statement of additional information, no guidance has been issued.

The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has more flexibility in allocating purchase payments and Account Value that was contemplated in the rulings. These differences could result in an owner or participant being treated as the owner of a pro rata portion of the assets of the Separate Account and/or Fixed Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contracts as necessary to attempt to prevent an owner or participant from being considered the owner of a pro rata share of the assets of the Separate Account.

Tax Deferral on Nonqualified Contracts
Section 817(h) of the Code requires that with respect to nonqualified Contracts, the investments of the Portfolios be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Portfolios, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Portfolios' assets may be invested. Failure of a Portfolio to meet the diversification requirement would result in loss of tax deferred status to owners of nonqualified Contracts.

FINANCIAL STATEMENTS
------------------------------------------------------------------------------

The audited financial statements of the Separate Account for the years ended December 31, 2000 and 1999 and the Companys audited statutory basis financial statements for the years ended December 31, 2000 and 1999 are included herein. The financial statements of the Company included in this statement of additional information should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                                     ANNUITY INVESTORS
                                                     VARIABLE ACCOUNT A

                                                    Financial Statements

                                                Year ended December 31, 2000
                                            With Report of Independent Auditors

                      ANNUITY INVESTORS VARIABLE ACCOUNT A

                              Financial Statements

                          Year ended December 31, 2000



                                    Contents

                                                                   Page

         Report of Independent Auditors                              1


         Audited Financial Statements

         Statement of Assets and Liabilities - Current Year          3
         Statement of Operations - Current Year                      6
         Statement of Changes in Net Assets - Current Year           7
         Statement of Changes in Net Assets - Prior Year            12
         Notes to Financial Statements                              13

                         Report of Independent Auditors



Contractholders of Annuity Investors Variable Account A
  and
Board of Directors of Annuity Investors Life Insurance Company

We have audited the accompanying statement of assets and liabilities of Annuity Investors Variable Account A (comprising, respectively, Janus Aspen Series Aggressive Growth Portfolio, Janus Aspen Series Worldwide Growth Portfolio, Janus Aspen Series Balanced Portfolio, Janus Aspen Series Capital Appreciation Portfolio, Dreyfus Variable Investment Fund Appreciation Portfolio, Dreyfus Variable Investment Fund Growth and Income Portfolio, Dreyfus Variable Investment Fund Small Cap Portfolio, Dreyfus Funds Socially Responsible Growth Fund, Inc., Dreyfus Funds Stock Index Fund, Strong Funds Opportunity Fund II, Deutsche Asset Management VIT Funds EAFE Equity Index, Deutsche Asset Management VIT Funds Equity 500 Index, Deutsche Asset Management VIT Funds Small Cap Index, Merrill Lynch Variable Series Funds, Inc. Basic Value Focus Fund, Merrill Lynch Variable Series Funds, Inc. Global Strategy Focus Fund, Merrill Lynch Variable Series Funds, Inc. High Current Income Fund, Merrill Lynch Variable Series Funds, Inc. Domestic Money Market Fund, The Universal Institutional Funds, Inc. Fixed Income Portfolio, The Universal Institutional Funds, Inc. U.S. Real Estate Portfolio, PBHG Insurance Series Fund, Inc. Growth II Portfolio, and PBHG Insurance Series Fund, Inc. Technology & Communications Portfolio sub-accounts) as of December 31, 2000, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting the Annuity Investors Variable Account A at December 31, 2000, and the results of their operations and changes in their net assets for each of the periods indicated therein, in conformity with accounting principles generally accepted in the United States.

                                  /s/ Ernst & Young LLP
Cincinnati, Ohio
February 15, 2001

                      ANNUITY INVESTORS VARIABLE ACCOUNT A

                       STATEMENT OF ASSETS AND LIABILITIES
                                    31-Dec-00



                                                                         Market
Assets:                                                                   Shares                 Cost
Investments in portfolio shares, at net asset value (Note 2):
        Aggressive Growth Portfolio.....................................360,929.24....$...13,702,006   $ .13,101,731
        Worldwide Growth Portfolio....   ...............................831,163.69........26,133,88 ..... 30,736,433
        Balanced Portfolio............................................1,440,107.46........32,922,805 .... 35,009,012
        Capital Appreciation Portfolio..................................120,148.16 ....... 3,813,948       3,218,769
    Dreyfus Variable Investment Fund:
        Appreciation Portfolio..........................................384,302.03........13,303,455 .... 14,953,192
        Growth and Income Portfolio.....................................177,183.59.........4,169,574 ....  4,160,270
        Small Cap Portfolio.............................................189,079.01.........9,385,944 ....  7,619,883
    Dreyfus Funds:
        Socially Responsible Growth Fund, Inc...........................307,436.42.........9,919,215 .... 10,597,333
        Stock Index Fund................................................716,072.34........22,724,570......24,346,460
    Strong Funds:
        Opportunity Fund II  ...........................................177,283.89.........4,053,938 ....  4,244,177
    Deutsche Asset Management VIT Funds:
        EAFE Equity Index    ............................................17,046.86...........218,355 ....    189,902
        Equity 500 Index  ..............................................109,878.45.........1,637,285 ....  1,513,027
        Small Cap Index  ................................................17,853.24...........200,678 ....    198,171
    Merrill Lynch Variable Series Funds, Inc.:
        Basic Value Focus Fund..........................................316,591.80.........4,354,764 ....  4,340,474
        Global Strategy Focus Fund.......................................42,271.44...........552,701 ....    458,645
        High Current Income Fund........................................186,857.75.........1,821,756 ....  1,506,074
        Domestic Money Market Fund.................................    .917,140.09...........917,140 ....    917,140
    The Universal Institutional Funds, Inc.:
        Fixed Income Portfolio..........................................134,727.84.........1,421,531 ..... 1,415,989
        U.S. Real Estate Portfolio.......................................91,942.91...........928,765 ..... 1,058,263
    PBHG Insurance Series Fund, Inc.:
        Growth II Portfolio..............................................85,210.62.........2,230,346.......1,608,776
        Technology & Communications Portfolio...........................372,347.50........14,123,999 ....  9,223,048


        Total cost...............................................................$.......168,536,660


        Total assets......................................................................................170,416,769............

Liabilities:
      Amounts due to Annuity Investors Life Insurance Company (Note 4)..........................................109..............

              Net assets..................................................................................170,416,660..........



 The accompanying notes are an integral part of these financial statements.


        ANNUITY INVESTORS VARIABLE ACCOUNT A

                               December 31, 2000





Net assets attributable to variable annuity contract holders (Note 2):                                Market
                                                                         Units           Unit Value          Value
   Janus Aspen Series:
       Aggressive Growth Portfolio - 1.25% series contract...         .482,982.098....$...24.288229.....$   11,730,780
       Aggressive Growth Portfolio - 0.95% series contract...         ..55,598.655........24.656732......    1,370,881
       Worldwide Growth Portfolio - 1.25% series contract...   .     1,014,262.905.......27.117779.....    27,504,557
       Worldwide Growth Portfolio - 0.95% series contract....    .     117,399.826........27.528797 .....    3,231,876
       Balanced Portfolio - 1.25% series contract...........         1,299,159.372.......22.556000.........29,303,839
       Balanced Portfolio - 0.95% series contract...........         ..249,152.202........22.898189......    5,705,134
       Capital Appreciation Portfolio - 1.25% series contract..        276,170.515........10.704994......    2,956,404
       Capital Appreciation Portfolio - 0.95% series contract        ...24,388.247........10.757867......      262,365
   Dreyfus Variable Investment Fund:
       Appreciation Portfolio - 1.25% series contract........         .630,679.897........21.663935......   13,663,008
       Appreciation Portfolio - 0.95% series contract.........         .58,665.356.....   21.992256 .....    1,290,184
       Growth and Income Portfolio - 1.25% series contract...         .285,476.574........13.903391......    3,969,092
       Growth and Income Portfolio - 0.95% series contract....         .13,601.800........14.055363......      191,178
       Small Cap Portfolio - 1.25% series contract............         449,398.069........15.765516..........7,084,992
       Small Cap Portfolio - 0.95% series contract............         .33,560.989........15.937892......      534,891
   Dreyfus Funds:
       Socially Responsible Growth Fund, Inc. - 1.25% series.contract  415,642.404........21.821644......    9,070,000
       Socially Responsible Growth Fund, Inc. - 0.95% series.contract   68,945.772........22.152666 .....    1,527,333
       Stock Index Fund - 1.25% series contract  ..........          1,057,638.906.... ...21.461115.........22,698,111
       Stock Index Fund - 0.95% series contract................         75,659.669........21.786366.....     1,648,349
   Strong Funds:
       Opportunity Fund II - 1.25% series contract    ......         ..201,187.103........19.367942..........3,896,580
       Opportunity Fund II - 0.95% series contract............         .17,753.018........19.579560............347,597
   Deutsche Asset Management VIT Funds:
       EAFE Equity Index - 1.25% series contract  .............         15,572.866.........9.853413............153,446
       EAFE Equity Index - 0.95% series contract  ............. .        3,681.639.........9.902150.............36,456
       Equity 500 Index - 1.25% series contract  .............         147,055.880.........9.705151..........1,427,200
       Equity 500 Index - 0.95% series contract  ...............         8,799.951.........9.753088.............85,827
       Small Cap Index - 1.25% series contract  ...............         16,764.780........11.030253............184,920
       Small Cap Index - 0.95% series contrac  .................         1,195.443........11.084755.............13,251
   Merrill Lynch Variable Series Funds, Inc.:
       Basic Value Focus Fund - 1.25% series contract.........         196,483.457........20.729966..........4,073,096
       Basic Value Focus Fund - 0.95% series contract..........         12,705.603........21.044114.........   267,378
       Global Strategy Focus Fund - 1.25% series contract......         29,249.252........14.367468............420,238
       Global Strategy Focus Fund - 0.95% series contract.......         2,633.287........14.585352.............38,407
       High Current Income Fund - 1.25% series contract.......         130,314.034........11.205014..........1,460,171
       High Current Income Fund - 0.95% series contract.........         4,037.599........11.368852.............45,903
       Domestic Money Market Fund - 1.25% series contract.....         726,382.977.........1.200162............871,777
       Domestic Money Market Fund - 0.95% series contract......         37,291.543.........1.216437.........    45,363
   The Universal Institutional Funds, Inc.:
       Fixed Income Portfolio - 1.25% series contract..........         93,917.861........12.201975..........1,145,983
       Fixed Income Portfolio - 0.95% series contract..........         21,888.742........12.335393............270,006
       U.S. Real Estate Portfolio - 1.25% series contract.....          74,575.394........13.444286..........1,002,613
       U.S. Real Estate Portfolio - 0.95% series contract.......         4,094.526........13.591315.............55,650
   PBHG Insurance Series Fund, Inc.:
       Growth II Portfolio - 1.25% series contract.............         69,096.702........18.352148..........1,268,073
       Growth II Portfolio - 0.95% series contract ............         18,363.934........18.552859............340,703
       Technology & Communications Portfolio - 1.25% series contract   329,398.744........25.448858..........8,382,822
       Technology & Communications Portfolio - 0.95% series contract    32,659.122........25.727135......      840,226



            Net assets attributable to variable annuity contract holders...................................170,416,660
                                                                                                            ----------


           Net assets............................................................................. .....$..170,416,660

   The accompanying notes are an integral part of these financial statements.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
                                                                                           Janus Aspen Series
                                                                          ----------------------------------------------------------

                                                                           Aggressive     Worldwide                       Capital
                                                                            Growth         Growth        Balanced       Appreciation
                                                                           Portfolio      Portfolio      Portfolio       Portfolio*
====================================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................   $ 1,985,925   $  2,956,429    $   3,914,338   $  40,307
Expenses:
     Mortality and expense risk fees (Note 4) ..........................       194,223        410,294          404,151      32,880
------------------------------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................      1,791,702     2,546,135       3,510,187        7,427
Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares       871,339      784,486           856,333      105,039
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................     (9,049,960)   (9,650,481)     (5,590,098)    (885,751)
------------------------------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........     (8,178,621)   (8,865,995)      (4,733,765)    (780,712)
------------------------------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...   $ (6,386,919)  $(6,319,860)    $ (1,223,578)   $(773,285)
====================================================================================================================================



==================================================================================================================================

                                                                                         Dreyfus Variable Investment Fund
                                                                                --------------------------------------------------
                                                                                                       Growth
                                                                                                         and                Small
                                                                                Appreciation           Income               Cap
                                                                                  Portfolio           Portfolio          Portfolio
===================================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................       $   265,950         $   174,987        $  3,373,924

Expenses:
     Mortality and expense risk fees (Note 4) ..........................           183,081             49,860               84,809
-----------------------------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................           82,869            125,127             3,289,115

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares           774,432            79,750               111,208
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................         (1,155,752)        (424,189)           (2,704,305)
-----------------------------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........         (381,320)          (344,439)           (2,593,097)
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...       $ (298,451)      $   (219,312)        $    696,018
===================================================================================================================================



==================================================================================================================================

                                                                                          Dreyfus Funds
                                                                                --------------------------------
                                                                                  Socially
                                                                                 Responsible           Stock
                                                                                   Growth              Index

                                                                                  Fund, Inc.           Fund
================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................        $   87,397         $   630,423

Expenses:
     Mortality and expense risk fees (Note 4) ..........................           130,500             297,186
----------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................           (43,103)            333,237

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares            281,148            527,275
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................          (1,690,192)       (3,584,611)
----------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........          (1,409,044)       (3,057,336)
----------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...        $ (1,452,147)      $ (2,724,099)
================================================================================================================

                                                                                       Strong
                                                                                       Funds
                                                                                    ------------
                                                                                    Opportunity
                                                                                        Fund
                                                                                       II
==================================================================================================
Investment income:
    Dividends from investments in portfolio shares ....................           $   539,510

Expenses:
    Mortality and expense risk fees (Note 4) ..........................                47,220
--------------------------------------------------------------------------------------------------

         Net investment income (loss) .................................              492,290

Net realized gain (loss) and unrealized appreciation (depreciation)
    on investments:
    Net realized gain (loss) on sale of investments in portfolio shares                61,493
    Net change in unrealized appreciation (depreciation) of
         investments in portfolio shares ..............................               (361,277)
--------------------------------------------------------------------------------------------------

         Net gain (loss) on investments in portfolio shares ...........               (299,784)
--------------------------------------------------------------------------------------------------

              Net increase (decrease) in net assets from operations ...           $   192,506
===================================================================================================================================
                                                                                       Deutsche Asset Management VIT Funds
                                                                                --------------------------------------------------
                                                                                    EAFE             Equity               Small
                                                                                   Equity             500                  Cap
                                                                                   Index             Index                Index
                                                                                   Fund*             Fund*                Fund*
==================================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................       $    3,137         $    877           $    1,024

Expenses:
     Mortality and expense risk fees (Note 4) ..........................            1,860           16,915                2,106
----------------------------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................            1,277            (16,038)           (1,082)

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares              590              5,447              2,439
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................            (32,854)        (133,878)           (13,258)
----------------------------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........            (32,264)        (128,431)           (10,819)
----------------------------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...       $    (30,987)      $    (144,469)     $  (11,901)
==================================================================================================================================

 ==================================================================================================================================

                                                                                     Merrill Lynch Variable Series Funds, Inc.
                                                                           ---------------------------------------------------------
                                                                              Basic           Global          High         Domestic
                                                                              Value          Strategy        Current        Money
                                                                              Focus           Focus           Income        Market
                                                                              Fund            Fund            Fund          Fund
====================================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................   $   444,441    $    69,267   $   167,744   $    57,486

Expenses:
     Mortality and expense risk fees (Note 4) ..........................        48,420          5,452        20,212        18,389
------------------------------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................       396,021         63,815       147,562        39,097

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares       (81,800)         (5,726)     (158,490)           0
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................      108,557         (110,545)     (127,779)          0
-----------------------------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........       26,757         (116,271)     (286,269)          0
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...   $   422,778    $    (52,456)    $  (138,707)   $ 39,097
===================================================================================================================================

==================================================================================================================================

                                                                              The Universal
                                                                             Institutional Funds, Inc.
                                                                           ----------------------------
                                                                                             U.S.
                                                                             Fixed           Real
                                                                             Income         Estate
                                                                            Portfolio      Portfolio
=======================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................   $    81,635    $    23,987

Expenses:
     Mortality and expense risk fees (Note 4) ..........................        15,564         11,445
-------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................        66,071         12,542

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares       (27,260)       (23,306)
     Net change in unrealized appreciation (depreciation) of
         investments in portfolio shares ..............................         82,694        233,487
-------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........       55,434         210,181

               Net increase (decrease) in net assets from operations ...   $   121,505  $     222,723
=======================================================================================================

===================================================================================================================================

                                                                               PBHG Insurance
                                                                                 Series Fund, Inc.
                                                                          -----------------------------
                                                                                           Technology
                                                                              Growth           and
                                                                                II       Communications
                                                                             Portfolio      Portfolio            Total
========================================================================================================================
Investment income:
     Dividends from investments in portfolio shares ....................    $     36,578    $  1,199,322    $ 16,054,718

Expenses:
     Mortality and expense risk fees (Note 4) ..........................          17,573         170,521       2,162,661
------------------------------------------------------------------------------------------------------------------------

          Net investment income (loss) .................................         19,005       1,028,801       13,892,057

Net realized gain (loss) and unrealized appreciation (depreciation)
     on investments:
     Net realized gain (loss) on sale of investments in portfolio shares        487,302       2,739,176        7,390,875
     Net change in unrealized appreciation (depreciation) of
         investments in portfolio shares ..............................         400,49      (11,449,752)     (47,579,521)
------------------------------------------------------------------------------------------------------------------------

          Net gain (loss) on investments in portfolio shares ...........        411,897      (8,710,576)     (40,188,646)
------------------------------------------------------------------------------------------------------------------------

               Net increase (decrease) in net assets from operations ...    $   404,909    $  (7,681775)    $(26,296,589)
=========================================================================================================================

                      ANNUITY INVESTORS VARIABLE ACCOUNT A


                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 2000




                                                                                         Janus Aspen Series
                                                                    ---------------------------------------------------------------
                                                                      Aggressive        Worldwide                       Capital
                                                                         Growth           Growth         Balanced      Appreciation
                                                                       Portfolio        Portfolio        Portfolio     Portfolio
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ................................. $  1,791,702      2,546,135   $    3,510,187    $    7,427
     Net realized gain (loss) on sale of investments in
          portfolio shares ........................................      871,339        784,486         856,333         105,039
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares .........................   (9,049,960)    (9,650,481)       (5,590,098)     (885,751)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ...   (6,386,919)    (6,319,860)        (1,223,578)      (773,285)

Changes from principal transactions:
     Contract purchase payments ...................................    3,704,051      6,274,068          7,127,843       7,127,843
     Contract redemptions .........................................   (1,634,110)    (3,357,213)        (3,457,261)     (3,457,261)
     Net transfers (to) from fixed account ........................    2,270,421       1,341,894         1,468,976       1,355,917
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions ..    4,340,362       4,258,749         5,139,558       2,703,603
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets .........................   (2,046,557)     (2,061,111)        3,915,980       1,930,318
Net assets, beginning of period ...................................   15,148,218       32,797,544       31,092,993       1,288,451
----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ......................................... $ 13,101,661    $  30,736,433     $ 35,008,973    $  3,218,769
==================================================================================================================================

==================================================================================================================================
                                                                                         Dreyfus Variable Investment Fund
                                                                                --------------------------------------------------
                                                                                                       Growth
                                                                                                        and                Small
                                                                                Appreciation           Income               Cap
                                                                                  Portfolio           Portfolio          Portfolio
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................       $    82,869          $    125,127      $ 3,289,115
     Net realized gain (loss) on sale of investments in portfolio shares            774,432               79,750          111,208
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................         (1,155,752)            (424,189)      (2,704,305)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........          (298,451)             (219,312)         696,018

Changes from principal transactions:
     Contract purchase payments ........................................          3,080,509              631,919         1,712,517
     Contract redemptions ..............................................         (1,776,978)            (287,661)         (734,453)
     Net transfers (to) from fixed account .............................         (1,219,480)             611,349           107,577
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......          84,051                955,607          1,085,641
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................          (214,400)             736,295          1,781,659
Net assets, beginning of period ........................................        15,167,592)           3,423,975          5,986,608
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................       $ 14,953,192        $  4,160,270       $ 7,619,883
===================================================================================================================================

===================================================================================================================================

                                                                                          Dreyfus Funds
                                                                                --------------------------------
                                                                                  Socially
                                                                                 Responsible             Stock
                                                                                   Growth                Index
                                                                                  Fund, Inc.             Fund
================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................        $    (43,103)        $   333,237
     Net realized gain (loss) on sale of investments in portfolio shares             281,148             527,275
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................           (1,690,192)        (3,584,611)
----------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........           (1,452,147)        (2,724,099)

Changes from principal transactions:
     Contract purchase payments ........................................            2,586,105           5,177,521
     Contract redemptions ..............................................           (1,020,590)         (1,518,105)
     Net transfers (to) from fixed account .............................              497,357            (324,871)
----------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......           2,062,872            3,334,545
----------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................             610,725              610,446
Net assets, beginning of period ........................................           9,986,608           23,736,014
----------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................        $  10,597,333        $ 24,346,460
================================================================================================================



                                                                                   Strong Funds
                                                                                     ------------
                                                                                     Opportunity
                                                                                         Fund
                                                                                          II
====================================================================================================
Changes from operations:
     Net investment income (loss) ......................................           $    492,290
     Net realized gain (loss) on sale of investments in portfolio shares                 61,493
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................                (361,277)
----------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........                 192,506

Changes from principal transactions:
     Contract purchase payments ........................................                804,937
     Contract redemptions ..............................................               (320,283)
     Net transfers (to) from fixed account .............................                298,041
----------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......                782,695
----------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................                975,201
Net assets, beginning of period ........................................              3,268,976
----------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................           $  4,244,177


===================================================================================================================================
                                                                                    Deutsche Asset Management VIT Funds
                                                                                ---------------------------------------------------
                                                                                    EAFE             Equity          Small
                                                                                   Equity             500             Cap
                                                                                   Index             Index           Index
                                                                                   Fund*             Fund*           Fund*
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................       $      1,277       $ (16,038)        $ (1,082)
     Net realized gain (loss) on sale of investments in portfolio shares                590           5,447            2,439
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................             (32,854)      (133,878)         (13,557)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........             (30,987)      (144,469)         (11,901)

Changes from principal transactions:
     Contract purchase payments ........................................              81,405        324,412           84,913
     Contract redemptions ..............................................              (6,516)       (87,795)          (7,125)
     Net transfers (to) from fixed account .............................              93,896      1,302,483           23,775
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......             168,785      1,539,100          101,563
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................             137,798      1,394,631           89,662
Net assets, beginning of period ........................................              52,104        118,396          108,509
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................       $     189,902     $1,513,027       $  198,474
===================================================================================================================================

====================================================================================================================================

                                                                                     Merrill Lynch Variable Series Funds, Inc.
                                                                           ---------------------------------------------------------
                                                                              Basic           Global          High         Domestic
                                                                              Value          Strategy        Current        Money
                                                                              Focus           Focus           Income        Market
                                                                              Fund            Fund            Fund          Fund
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................   $   396,021    $    63,815    $   147,562    $  39,097
     Net realized gain (loss) on sale of investments in portfolio shares       (81,800)        (5,726)      (158,490)         0
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................       108,557       (110,454)      (127,779)         0
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........       422,778        (52,456)       (138,707)     39,097

Changes from principal transactions:
     Contract purchase payments ........................................       627,040         96,674         206,473     292,718
     Contract redemptions ..............................................       (325,408)      (39,177)       (190,957)   (113,938)
     Net transfers (to) from fixed account .............................       (235,582)       (6,538)        (34,965)   (740,851)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......        66,050         50,959         (19,449)   (562,071)
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................       488,828       (1,497)         (158,156)   (522,974)
Net assets, beginning of period ........................................     3,851,646       460,142        1,664,230   1,440,114
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................   $ 4,340,474    $   458,645    $  1,506,074   $ 917,140
==================================================================================================================================


===================================================================================================================================

                                                                                 The Universal                  PBHG Insurance
                                                                             Institutional Funds, Inc.            Series Fund, Inc.
                                                                           --------------------------------------------------------
                                                                                             U.S.                      Technology
                                                                             Fixed           Real          Growth          and
                                                                             Income         Estate           II      Communications
                                                                            Portfolio      Portfolio      Portfolio     Portfolio
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................   $    66,071    $    12,542    $   19,005  $   1,028,801
     Net realized gain (loss) on sale of investments in portfolio shares       (27,260)       (23,306)      487,302      2,739,176
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................        82,694        233,487    (1,039,577)   (11,449,752)

          Net increase (decrease) in net assets from operations ........       121,505        222,723     (533,270)     (7,681,775)

Changes from principal transactions:
     Contract purchase payments ........................................       171,385        192,131       542,810      3,364,483
     Contract redemptions ..............................................       (84,293)      (184,723)     (122,137)    (1,345,383)
     Net transfers (to) from fixed account .............................      (153,316)          (837)      795,837      2,512,258

          Net increase in net assets from principal transactions .......       (66,224)         6,571      1,216,510     4,531,358

               Net increase in net assets ..............................        55,281        229,294       683,240     (3,150,417)
Net assets, beginning of period ........................................     1,360,708        828,969       925,536     12,373,465)

Net assets, end of period ..............................................   $ 1,415,989    $ 1,058,263    $1,608,776  $   9,223,048
===================================================================================================================================

===================================================================================================================================







                                                                                     Total
====================================================================================================
Changes from operations:
     Net investment income (loss) ......................................        $   13,892,057
     Net realized gain (loss) on sale of investments in portfolio shares             7,390,875
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................           (47,579,521)
-----------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........           (26,296,589)

Changes from principal transactions:
     Contract purchase payments ........................................            38,633,446
     Contract redemptions ..............................................           (16,815,952)
     Net transfers (to) from fixed account .............................             9,963,341
----------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......            31,780,835
----------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................             5,484,246
Net assets, beginning of period ........................................           164,932,414
----------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................        $  170,416,660
====================================================================================================

                      ANNUITY INVESTORS VARIABLE ACCOUNT A


                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 1999



====================================================================================================================================

                                                                                         Janus Aspen Series
                                                                    ----------------------------------------------------------------
                                                                                                                           Short-
                                                                      Aggressive        Worldwide                          Term
                                                                         Growth           Growth         Balanced          Bond
                                                                       Portfolio        Portfolio        Portfolio       Portfolio
===================================================================================================================================
Changes from operations:
     Net investment income (loss) ................................. $    171,928    $   (243,628)      $   286,422    $    (1,797)
     Net realized gain (loss) on sale of investments in
          portfolio shares ........................................      386,728          424,671          407,891         11,911
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares .........................    7,080,176       11,844,797        4,702,529        290,572
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ...    7,638,832       12,025,840        5,396,842        300,686

Changes from principal transactions:
     Contract purchase payments ...................................    2,541,319        7,077,425        9,665,256         423,543
     Contract redemptions .........................................     (397,854)      (1,026,936)      (1,405,476)        (10,601)
     Net transfers (to) from fixed account ........................      839,802          619,258        2,926,031         574,823
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions ..    2,983,267        6,669,747       11,185,811         987,765
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets .........................   10,622,099       18,695,587       16,582,653       1,288,451
Net assets, beginning of period ...................................    4,526,119       14,101,957       14,510,340               0
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ......................................... $ 15,148,218     $ 32,797,544     $ 31,092,993     $ 1,288,451
==================================================================================================================================
==================================================================================================================================
                                                                                       Dreyfus Variable Investment Fund
                                                                                --------------------------------------------------
                                                                                                       Growth
                                                                                                         and               Small
                                                                                Appreciation           Income              Cap
                                                                                  Portfolio           Portfolio         Portfolio
==================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................       $    (17,821)       $     87,032        $  (53,888)
     Net realized gain (loss) on sale of investments in portfolio shares            297,829              26,751           (19,938)
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................            937,839             315,499         1,063,698
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........          1,217,847             429,282           989,872

Changes from principal transactions:
     Contract purchase payments ........................................          5,003,811           1,105,038         2,032,391
     Contract redemptions ..............................................           (584,137)           (175,035)         (251,049
     Net transfers (to) from fixed account .............................            189,428             (30,194)          (61,025)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......          4,609,102             899,809         1,720,317
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................          5,826,949           1,329,091         2,710,189
Net assets, beginning of period ........................................          9,340,643           2,094,884         3,128,035
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................       $ 15,167,592        $  3,423,975        $ 5,838,224
===================================================================================================================================

===================================================================================================================================

                                                                                          Dreyfus Funds
                                                                                --------------------------------
                                                                                  Socially
                                                                                 Responsible             Stock
                                                                                   Growth                Index
                                                                                  Fund, Inc.             Fund
================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................        $    244,696        $    158,828
     Net realized gain (loss) on sale of investments in portfolio shares             150,790             429,799
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................           1,566,874           2,861,998
----------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........           1,962,360           3,450,625

Changes from principal transactions:
     Contract purchase payments ........................................           3,231,702           7,139,341
     Contract redemptions ..............................................            (342,650)           (964,103)
     Net transfers (to) from fixed account .............................             578,698             78,571
----------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......           3,467,750           6,253,809
----------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................           5,430,110           9,704,434
Net assets, beginning of period ........................................           4,556,498          14,031,580
----------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................        $  9,986,608        $ 23,736,014
================================================================================================================

==================================================================================================================
==================================================================================================================
                                                                                      Strong
                                                                                      Funds
                                                                                  --------------

                                                                                     Opportunity
                                                                                         Fund
                                                                                          II
===================================================================================================
Changes from operations:
     Net investment income (loss) ......................................           $   204,803
     Net realized gain (loss) on sale of investments in portfolio shares                15,688
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................               515,792
-------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........               736,283

Changes from principal transactions:
     Contract purchase payments ........................................              967,326
     Contract redemptions ..............................................             (248,785)
     Net transfers (to) from fixed account .............................              102,057
-------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......              820,598
-------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................             1,556,881
Net assets, beginning of period ........................................             1,712,095
-------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................           $ 3,268,976
=================================================================================================

                                                                                Deutsche Asset Management VIT Funds
                                                                          -------------------------------------------------
                                                                               EAFE           Equity          Small
                                                                              Index           Index           Index
                                                                              Equity           500             Cap

====================================================================================================================

 Changes from operations:
      Net investment income (loss) ......................................     2,049         $ 702            $ 3,116
      Net realized gain (loss) on sale of investments in portfolio shares        57           193              8,312
      Net change in unrealized appreciation (depreciation) of
           investments in portfolio shares ..............................     4,401         9,620             10,751
 ------------------------------------------------------------------------- ------------------------------------------------

           Net increase (decrease) in net assets from operations ........     6,507        10,515             22,179

 Changes from principal transactions:
      Contract purchase payments ........................................    30,901        63,507             66,533
      Contract redemptions ..............................................         0        (1,257)                 0
      Net transfers (to) from fixed account .............................    14,696        45,631             19,797
 ------------------------------------------------------------------------- ------------------------------------------------

           Net increase in net assets from principal transactions .......    45,597       107,881             86,330
 ------------------------------------------------------------------------- ------------------------------------------------

                Net increase in net assets ..............................    52,104      118,396             108,509
 Net assets, beginning of period ........................................         0            0                   0
 ------------------------------------------------------------------------- ------------------------------------------------

 Net assets, end of period ..............................................    52,104     $118,396           $  108,509
===================================================================================================================================
===================================================================================================================================
                                                                                  Merrill Lynch Variable Series Funds, Inc.
                                                                           -------------------------------------------------------
                                                                              Basic           Global          High        Domestic
                                                                              Value          Strategy        Current       Money
                                                                              Focus           Focus           Income       Market
                                                                              Fund            Fund            Fund          Fund
==================================================================================================================================
Changes from operations:
     Net investment income (loss) ......................................   $   690,299   $    53,889    $   153,073   $    39,137
     Net realized gain (loss) on sale of investments in portfolio shares         6,726        (9,522)       (55,124)            0
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................      (134,332)       27,687        (27,280)            0
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........       562,693        72,054         70,669        39,137

Changes from principal transactions:
     Contract purchase payments ........................................     1,114,426        106,655        359,410    1,020,687
     Contract redemptions ..............................................      (158,125)       (21,890)       (73,744)     (110,314)
     Net transfers (to) from fixed account .............................      (187,654)       (51,177)      (135,388)    (507,341)
-----------------------------------------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......       768,647         33,588        150,278      403,032
-----------------------------------------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................     1,331,340        105,642        220,947      442,169
Net assets, beginning of period ........................................     2,520,306        354,500      1,443,283      997,945
-----------------------------------------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................   $ 3,851,646    $   460,142    $ 1,664,230   $1,440,114
===================================================================================================================================

====================================================================================================================================

                                                                                The Universal             PBHG Insurance
                                                                             Institutional Funds, Inc.      Sereies Fund, Inc.
                                                                           --------------------------- ---------------------------
                                                                                             U.S.                   Technology
                                                                             Fixed           Real        Growth         and
                                                                             Income         Estate         II      Communications
                                                                            Portfolio      Portfolio     Portfolio     Portfolio
=======================================================================================================  ========================

Changes from operations:
     Net investment income (loss) ......................................   $    50,371    $   35,496        (6,988)  $   (69,699)
     Net realized gain (loss) on sale of investments in portfolio shares       (13,990)      (16,942)       11,405     1,006,192
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................       (72,679)      (46,204)      400,492     6,228,179

          Net increase (decrease) in net assets from operations ........       (36,298)      (27,650)      404,909     7,164,672

Changes from principal transactions:
     Contract purchase payments ........................................       634,154       269,084       162,678     1,824,129
     Contract redemptions ..............................................      (118,652)      (58,208)      (31,695)     (146,246)
     Net transfers (to) from fixed account .............................        99,593       (19,321)       69,837     1,982,037

          Net increase in net assets from principal transactions .......       615,095       191,555       200,820     3,659,920

               Net increase in net assets ..............................       578,797       163,905       605,729    10,824,592
Net assets, beginning of period ........................................       781,911       665,064       319,807     1,548,873

Net assets, end of period ..............................................   $ 1,360,708    $  828,969    $  925,536   $12,373,465
=================================================================================================================================

========================================================================================================





                                                                                           Total
======================================================================================================
Changes from operations:
     Net investment income (loss) ......................................              $  1,788,020
     Net realized gain (loss) on sale of investments in portfolio shares                 3,069,427
     Net change in unrealized appreciation (depreciation) of
          investments in portfolio shares ..............................                37,580,409
-----------------------------------------------------------------------------------------------------

          Net increase (decrease) in net assets from operations ........                42,437,856

Changes from principal transactions:
     Contract purchase payments ........................................                44,839,316
     Contract redemptions ..............................................                (6,126,757)
     Net transfers (to) from fixed account .............................                 7,148,159
-----------------------------------------------------------------------------------------------------

          Net increase in net assets from principal transactions .......                45,860,718
-----------------------------------------------------------------------------------------------------

               Net increase in net assets ..............................                88,298,574
Net assets, beginning of period ........................................                76,633,840
-----------------------------------------------------------------------------------------------------

Net assets, end of period ..............................................              $ 164,932,414
======================================================================================================================


The accompanying notes are an integral part of these financial statements.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A

                          YEAR ENDED DECEMBER 31, 2000


                            1.25% Series Contracts

================================================================================================================================

                                                                    Janus Aspen Series
                                           -------------------------------------------------------------------

                                           Aggressive          Worldwide                              Capital
                                             Growth             Growth            Balanced          Appreciation
                                            Portfolio          Portfolio          Portfolio          Portfolio*
======================================================================================================================

Units outstanding, December 31, 1999       396,557.687        910,884.507        1,127,059.575           87,500.549


Units purchased                            131,900.113        202,241.063          310,366.023          202,652.393

Units redeemed                             (45,475.702)       (98,862.665)        (138,266.226)         (13,982.427)
                                           -----------        -----------        -----------            -----------

Units outstanding December 31, 2000        482,982.098       1,014,262.905       1,299,159.372          276,170.515
                                           ===========        ===========        ===========            ===========
===============================================================================================================

==================================================================================================================================
                                                   Dreyfus Variable Investment Fund                          Dreyfus Funds
                                           -------------------------------------------------        ------------------------------
                                                                Growth                                Socially
                                                                  and               Small            Responsible           Stock
                                          Appreciation          Income              Cap               Growth              Index
                                            Portfolio          Portfolio          Portfolio          Fund, Inc.           Fund
==================================================================================================================================
Units outstanding, December 31, 1999       636,602.361        219,498.240        387,630.477        343,851.835        924,662.564


Units purchased                            123,633.806         85,806.029        108,145.368        111,235.261       200,114.178

Units redeemed                            (129,556.270)       (19,827.695)       (46,377.776)       (39,444.692)       (67,137.836)
                                           -----------        -----------        -----------        -----------        -----------

Units outstanding December 31, 2000        630,679.897        285,476.574        449,398.069        415,642.404      1,057,638.906
                                           ===========        ===========        ===========        ===========        ===========
==================================================================================================================================
                                                      Strong
                                                       Funds                   Duetsche Asset Management VIT Funds
                                                  --------------         --------------------------------------------------
                                                                         EAFE              Equity               Small
                                                    Opportunity          Equity             500                 Cap
                                                        Fund             Index             Index                Index
                                                         II
 ===============================================================        ================================ ===================
Units outstanding, December 31, 1999                 166,404.289         3,810.276            10,177.237           8,647.306

Units purchased                                       51,283.987        12,415.793           145,468.146           8,770.733

Units redeemed                                       (16,501.173)         (653.203)           (8,589.503)           (653.259)
                                                   -------------         -----------        -----------           -----------
Units outstanding December 31, 2000                  201,187.103         15,572.866          147,055.880           16,764.780
                                                   =============         ===========         ===========           ===========
===============================================================================================================================

===============================================================================================================================

                                                        Merrill Lynch Variable Series Funds, Inc.
                                           --------------------------------------------------------------------

                                              Basic              Global             High             Domestic
                                              Value             Strategy           Current            Money
                                              Focus              Focus             Income             Market
                                              Fund                Fund              Fund              Fund
===============================================================================================================
Units outstanding, December 31, 1999       194,136.375         26,916.938        132,170.589        1,221,067.482


Units purchased                              31,877.448          5,597.584         16,950.343          241,046.608

Units redeemed                              (29,530.366)       (3,265.270)       (18,806.898)        (735,731.113)
                                           -------------      -------------      -------------      -------------


Units outstanding December 31, 2000         196,483.457        29,249.252       130,314.034          726,382.977
                                           =============      =============      =============        =============
==================================================================================================================================

==================================================================================================================================

                                                   The Universal                         PBHG Insurance
                                                Institutional Funds, Inc.                Series Fund, Inc.
                                           ------------------------------         ----------------------------------
                                                                  U.S.                              Technology
                                             Fixed               Real              Growth               and
                                             Income             Estate               II            Communications
                                            Portfolio          Portfolio          Portfolio          Portfolio
====================================================================================================================
Units outstanding, December 31, 1999        99,847.422         75,971.027         38,048.576          251,774.582


Units purchased                             11,055.432         14,911.110         36,798.657          105,438.709

Units redeemed                             (16,984.993)       (16,306.743)        (5,750.531)         (27,814.547)
                                           -------------    ------------      -------------          -------------

Units outstanding December 31, 2000         93,917.861         74,575.394         69,096.702          329,398.744
                                           =============     ============      =============         =============
==================================================================================================================================

The accompanying notes are an integral part of these financial statements

                      ANNUITY INVESTORS VARIABLE ACCOUNT A


                 STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2000


                            0.95% Series Contracts

===================================================================================================================================
                                                                    Janus Aspen Series
                                           -------------------------------------------------------------------

                                           Aggressive          Worldwide                              Capital
                                             Growth             Growth            Balanced          Appreciation
                                            Portfolio          Portfolio          Portfolio          Portfolio*
======================================================================================================================

Units outstanding, December 31, 1999        23,143.865          95,306.242         201,049.216           9,739.872


Units purchased                             33,587.682          26,844.997          60,487.905          16,529.663

Units redeemed                              (1,132.892)         (4,751.413)        (12,384.919)         (1,881.288)
                                            -----------        -----------        -----------            -----------

Units outstanding December 31, 2000         55,598.655         117,399.826         249,152.202          24,388.247
                                            ===========        ===========         ===========         ===========
==============================================================================================================================

==============================================================================================================================
                                                   Dreyfus Variable Investment Fund                          Dreyfus Funds
                                           -------------------------------------------------        ------------------------------
                                                                Growth                                Socially
                                                                  and               Small            Responsible           Stock
                                          Appreciation          Income              Cap               Growth              Index
                                            Portfolio          Portfolio          Portfolio          Fund, Inc.           Fund
==================================================================================================================================
Units outstanding, December 31, 1999       49,797.736          14,428.292         26,586.049          57,588.637       65,533.674


Units purchased                            17,031.724           3,026.199          8,902.635          15,775.429       23,320.152

Units redeemed                             (8,164.104)         (3,852.691)        (1,927.695)         (4,418.294)     (13,194.157)
                                           -----------        -----------        -----------          -----------      -----------

Units outstanding December 31, 2000        58,665.356          13,601.800         33,560.989           68,945.772      75,659.669
                                           ===========        ===========        ===========           ===========     ===========
==================================================================================================================================
                                                      Strong
                                                       Funds                   Duetsche Asset Management VIT Funds
                                                  --------------         --------------------------------------------------
                                                                         EAFE              Equity               Small
                                                    Opportunity          Equity             500                 Cap
                                                        Fund             Index             Index                Index
                                                         II
 ===============================================================        ================================ ===================
Units outstanding, December 31, 1999                 11,206.830           541.492             757.647                691.364

Units purchased                                       6,999.759         3,140.147           8,118.543                634.319

Units redeemed                                         (453.571)            0.000             (76.239)              (130.240)
                                                   -------------         -----------        -----------           -----------

Units outstanding December 31, 2000                  17,753.018         3,681.639           8,799.951              1,195.443
                                                   =============         ===========         ===========           ===========
===============================================================================================================================

===============================================================================================================================

                                                        Merrill Lynch Variable Series Funds, Inc.
                                           --------------------------------------------------------------------

                                              Basic              Global             High             Domestic
                                              Value             Strategy           Current            Money
                                              Focus              Focus             Income             Market
                                              Fund                Fund              Fund              Fund
===============================================================================================================
Units outstanding, December 31, 1999         12,441.652          1,651.544          4,084.927        27,497.780

Units purchased                               1,268.641            987.786            504.849        10,873.731

Units redeemed                               (1,004.690)            (6.043)          (552.177)       (1,079.968)
                                           -------------      -------------      -------------      -------------

Units outstanding December 31, 2000          12,705.603          2,633.287          4,037.599         37,291.543
                                           =============      =============      =============      =============
==================================================================================================================================

==================================================================================================================================

                                                   The Universal                         PBHG Insurance
                                                Institutional Funds, Inc.                Series Fund, Inc.
                                           ------------------------------         ----------------------------------
                                                                  U.S.                              Technology
                                             Fixed               Real              Growth               and
                                             Income             Estate               II            Communications
                                            Portfolio          Portfolio          Portfolio          Portfolio
====================================================================================================================
Units outstanding, December 31, 1999        22,325.689         2,732.297         3,429.359          25,951.046


Units purchased                             4,104.786          1,454.856         14,940.921          7,206.338

Units redeemed                             (4,541.733)           (92.627)            (6.346)          (498.262)
                                           -------------    ------------      -------------          -------------

Units outstanding December 31, 2000         21,888.742         4,094.526         18,363.934         32,659.122
                                           =============     ============      =============         =============
==================================================================================================================================


The accompanying notes are an integral part of these financial statements

                     ANNUITY INVESTORS VARIABLE ACCOUNT A
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


(1) GENERAL Annuity Investors Variable Account A (the "Account") is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account was established on May 26, 1995 and commenced operations on December 7, 1995 as a segregated investment account for individual and group variable annuity contracts which are registered under the Securities Act of 1933. The operations of the Account are included in the operations of Annuity Investors Life Insurance Company (the "Company") pursuant to the provisions of the Ohio Insurance Code. The Company is an indirect wholly owned subsidiary of Great American Financial Resources, Inc., ("GAFRI"), a publicly traded insurance holding company listed on the New York Stock Exchange. The Company is licensed in 48 states. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business the Company may conduct.
         At December 31, 2000, the following investment options were available:

                  Janus Aspen Series:
o        Aggressive Growth Portfolio
o        Worldwide Growth Portfolio
o        Balanced Portfolio
o        Capital Appreciation Portfolio
                  The Dreyfus Variable Investment Fund:
o        Appreciation Portfolio
o        Growth and Income Portfolio
o        Small Cap Portfolio
                  Dreyfus Funds:
o        Socially Responsible Growth Fund, Inc.
o        Stock Index Fund
                  Strong Funds:
o        Opportunity Fund II, Inc.
                  Deutsche Asset Management VIT Funds:
o        EAFE Equity Index Fund
o        Equity 500 Index Fund
o        Small Cap Index Fund
                  Merrill Lynch Variable Series Funds, Inc.:
o        Basic Value Focus Fund
o        Global Strategy Focus Fund
o        High Current Income Fund
o        Domestic Money Market Fund
                  The Universal Institutional Funds, Inc.:
o        Fixed Income Portfolio
o        U.S. Real Estate Portfolio
                  PBHG Insurance Series Fund, Inc.:
o        Growth II Portfolio
o        Technology & Communications Portfolio

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                December 31, 2000


In 2000, The Dreyfus Variable Investment Fund Capital Appreciation Portfolio changed its name to The Dreyfus Variable Investment Fund Appreciation Portfolio. Also during 2000, The BT Insurance Fund Trust became Deutsche Asset Management VIT Funds, and The Morgan Stanley Dean Witter Universal Funds, Inc. became The Universal Institutional Funds, Inc. No variable sub-accounts were added or deleted from the account in 2000.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

      Investments

     Investments are valued using the net asset value of the respective portfolios which value their investment securities at fair value at the end of each business day of the New York Stock Exchange, with the exception of business holidays. Investment transactions are accounted for on the trade date (the date the order to buy or sell is executed). Income from dividends is recorded on the ex-distribution date. The cost of investments sold is determined on a first-in, first-out basis. The Account does not hold any investments which are restricted as to resale.

     Net investment income (loss), net realized gain (loss) and unrealized appreciation (depreciation) on investments are allocated to the contracts on each valuation date based on each contract's pro rata share of the assets of the Account as of the beginning of the valuation date.

      Federal Income Taxes

     No provision for federal income taxes has been made in the accompanying financial statements because the operations of the Account are included in the total operations of the Company, which is treated as a life insurance company for federal income tax purposes under Subchapter L of the Internal Revenue Code. Net investment income (loss) and realized gains (losses) will be retained in the Account and will not be taxable until received by the contract owner or beneficiary in the form of annuity payments or other distributions. Net Assets Attributable to Variable Annuity Contract Holders The variable annuity contract reserves are comprised of net contract purchase payments less redemptions and benefits. These reserves are adjusted daily for the net investment income (loss), net realized gain
     (loss) and unrealized appreciation (depreciation) on investments.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                December 31, 2000

(3)      PURCHASES AND SALES OF INVESTMENTS IN PORTFOLIO SHARES

     The aggregate cost of purchases and proceeds from sales of investments in all portfolio shares for the year ended December 31, 2000 is as follows:



                                                             2000
                                                                   Proceeds
                                                  Cost of            From
                                                  Purchases          Sales

Janus Aspen Series
        Aggressive Growth Portfolio               $ 7,415,356      $ 1,283,221
        Worldwide Growth Portfolio                  8,270,393        1,465,508
        Balanced Portfolio                         10,708,318        2,058,534
        Capital Appreciation Portfolio              3,106,436          395,406
The Dreyfus Variable Investment Fund:
        Appreciation Portfolio                      2,212,206        2,045,287
        Growth and Income Portfolio                 1,575,129          494,395
        Small Cap Portfolio                         4,979,752          604,995
Dreyfus Funds:
        Socially Responsible Growth Fund, Inc.      2,663,741          643,971
        Stock Index Fund                            5,076,804        1,409,022
Strong Funds:
        Opportunity Fund II, Inc.                   1,650,564          375,580
Deutsche Asset Management VIT Funds:
        EAFE Equity Index                             202,653           32,591
        Equity 500 Index                            1,627,819          104,758
        Small Cap Index                               131,949           31,468
Merrill Lynch Variable series Funds, Inc.:
        Basic Value Focus Fund                      1,062,236          600,166
        Global Strategy Focus Fund                    189,593           74,817
        High Current Income Fund                      664,489          536,376
        Domestic Money Market Fund                    908,624        1,431,598
The Universal Institutional Funds, Inc.:
        Fixed Income Portfolio                        425,734          425,887
        U.S. Real Estate Portfolio                    308,077          288,964
PBHG Insurance Series, Inc.:
        Growth II Portfolio                         2,064,770          829,256
        Technology & Communications Portfolio       9,366,999        3,806,840

             Total                                $64,611,642      $18,938,640


                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                December 31, 2000



(4)  DEDUCTIONS AND EXPENSES

     Although periodic annuitization payments to contract owners vary according to the investment performance of the sub-accounts, such payments are not affected by mortality or expense experience because the Company assumes the mortality risk and expense risk under the contracts.

     The mortality risk assumed by the Company results from the life annuity payment option in the contracts, in which the Company agrees to make annuity payments regardless of how long a particular annuitant or other payee lives. The annuity payments are determined in accordance with annuity purchase rate provisions established at the time the contracts are issued. Based on the actuarial determination of expected mortality, the Company is required to fund any deficiency in the annuity payment reserves from its general account assets.

     The expense risk assumed by the Company is the risk that the deductions for sales and administrative expenses may prove insufficient to cover the actual sales and administrative expenses. Under the 1.25% Series Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to 1.25% of the daily value of the total investments of the Account. These fees aggregated $1,995,428 for the year ended December 31, 2000.

     In connection with certain contracts in which the Company incurs reduced sales and servicing expenses, such as contracts offered to active employees of the Company or any of its subsidiaries and/or affiliates, the Company may offer an Enhanced Contract. Under the 0.95% Series Contract, the Company deducts a fee from the Account each day for assuming the mortality and expense risks. This fee is equal on an annual basis to 0.95% of the daily value of the total investments of the Account. These fees aggregated $167,233 for the year ended December 31, 2000.

     Pursuant to an administrative agreement between GAFRI and the Company, GAFRI subsidiaries provide sales and administrative services to the Company and the Account. The Company may deduct a percentage of purchase payments surrendered to cover sales expenses. The percentage decreases to 0% from a maximum of 7.0% based upon the number of years the purchase payment has been held.

     In addition, the Company may deduct units from contracts annually and upon full surrender to cover an administrative fee of $25 per contract. These expenses totaled $121,024 for the year ended December 31, 2000.



(5)  OTHER TRANSACTIONS WITH AFFILIATES

     Great American Advisors, Inc., an affiliate of the Company, is the principal underwriter and performs all variable annuity sales functions on behalf of the Company.

                      ANNUITY INVESTORS VARIABLE ACCOUNT A
                    NOTES TO FINANICAL STATEMENTS - CONTINUED
                                December 31, 2000

(6)      NET ASSETS

     The following is a reconciliation of net assets at December 31, 2000:



Proceeds from the sales of units since organization,
      less cost of units redeemed ...........................     $ 140,288,736
Undistributed net investment income .........................        17,308,476
Undistributed net realized gains on sale of investments .....        10,939,523
Net unrealized appreciation of investments ..................         1,880,034
Amounts due to Annuity Investors Life Insurance Company .....              (109)
                                                                  -------------

Net assets, end of period ...................................     $ 170,416,660



                             ANNUITY INVESTORS LIFE


                                INSURANCE COMPANY


                      Statutory-Basis Financial Statements
                         and Other Financial Information

                     Years ended December 31, 2000 and 1999
                       With Report of Independent Auditors

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY

                      Statutory-Basis Financial Statements
                         and Other Financial Information

                     Years ended December 31, 2000 and 1999








                                    Contents


Report of Independent Auditors .......................................    1

Audited Statutory Basis Financial Statements

Balance Sheets - Statutory-Basis .....................................    2
Statements of Operations - Statutory-Basis ...........................    3
Statements of Changes in Capital and Surplus - Statutory-Basis .......    4
Statements of Cash Flows - Statutory-Basis ...........................    5
Notes to Statutory-Basis Financial Statements ........................    6

Other Financial Information ..........................................

Report of Independent Auditors on Other Financial Information.........   13

                         Report of Independent Auditors



Board of Directors
Annuity Investors Life Insurance Company


We have audited the accompanying statutory-basis balance sheets of Annuity Investors Life Insurance Company (the "Company") as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes B and I to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are described in Notes B and I.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Annuity Investors Life Insurance Company at December 31, 2000 and 1999, or the results of its operations or its cash flows for the years then ended.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Annuity Investors Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department.


                                             /s/ Ernst & Young LLP
February 9, 2001

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                                 STATYTORY-BASIS

                                                                 December 31
                                                           2000                  1999

     ADMITTED ASSETS
Cash and investments
     Fixed maturities - at amortized cost
     (market value - $247,954,102 and $182,867,342 ..   $ 250,317,983    $ 193,743,079
     Policy loans ...................................       5,707,485        3,047,433
     Short-term investments .........................       5,834,852       10,926,798
     Cash ...........................................       2,431,227        3,899,250

     Total cash and investments .....................     264,291,547      211,616,560

Investment income due and accrued ...................       3,853,375        2,755,329
Receivable from parent and affiliates ...............         188,912          164,369
Reinsurance ceded receivable ........................             240           29,185
Other admitted assets ...............................         788,477          350,792

               Total General Account admitted assets      269,122,551      214,916,235
Separate Account assets .............................     533,654,802      354,371,093

               Total Admitted assets ................   $ 802,777,353    $ 569,287,328
                                                        =============    =============

LIAABILITIES, CAPITAL AND SURPLUS
Annuity reserves ....................................   $ 257,283,804    $ 193,500,443
Policy and contract claims ..........................       1,727,978        1,113,896
Commissions due and accrued .........................         274,458          438,742
General expenses due and accrued ....................       1,218,911          386,507
Transfers to Separate Accounts due and accrued ......     (22,411,583)     (14,823,799
Taxes, licenses and fees due and accrued ............          54,787           19,861
Asset valuation reserve .............................       1,159,508          736,841
Reinsurance ceded payable ...........................            --             58,000
Payable to parent affiliates ........................       2,704,402          486,582
Remittances and items not allocated .................       4,002,971        5,862,365
Other liabilities ...................................          18,849           21,380

               Total General Account liabilities ....     246,034,085      187,800,818
Separate Account liabilities ........................     533,654,802      354,371,093

               Total liabilities ....................     779,688,887      542,171,911

Common stock, par balue-$125 per share
     -25,000 shares authorized
     -20,000 shares issued and outstanding ..........       2,500,000        2,500,000
Gross paid-in and contributed surplus ...............      44,550,000       34,550,000
               Unassigned deficit ...................     (23,961,534)      (9,934,583)

               Total Capital and surplus ............      23,088,466       27,115,417

               Total liabilities, capital and surplus   $ 802,777,353    $ 569,287,328
                                                        =============    =============

                                       See notes to Statutory-basis financial statements

                                                         2

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                                 STATUTORY-BASIS



                                                                  Year ended December 31
                                                                  2000             1999


Revenues
  Premium and annuity considerations ......................   $  61,641,755    $  59,560,346
  Deposit-type funds ......................................     320,689,333      204,983,631
  Net investment income ...................................      15,697,754       10,592,696
  Amortizations of interest maintenance reserve ...........         (66,220)         (23,774)
  Commission and expense allowance on reinsurance ceded ...           8,020           11,920
  Contract charges - Separate Accounts ....................       6,191,432        2,975,960
  Other income ............................................         981,339          624,366

            Total revenue .................................     405,143,413      278,725,145

Benefits and expenses
  Increase in aggregate reserves ..........................      63,783,360       86,869,589
  Increase (decrease) in policy and contract claim reserves         614,082          (76,295)
  Policyholder's benefits .................................      55,315,279       25,208,176
  Commissions .............................................      22,860,130       17,014,820
  General insurance expenses ..............................      12,125,366        8,852,677
  Taxes, licenses and fees ................................         623,885          489,962
  Net transfers to Separate Accounts ......................     263,493,329      144,083,078

         Total benefits and expenses ......................     418,815,431      282,442,007

Loss from operations before federal income taxes ..........     (13,672,018)      (3,716,862

Benefit for Federal income taxes ..........................            --               --

Loss from operations after income taxes before net ........     (13,672,018       (3,716,862)
                  Realized capital losses

Net realized capital losses:
  Net realized capital losses before federal income .......          (5,508)        (412,324)
  Taxes and transfer to IMR
  Capital loss tax benefit ................................            --               --
  Interest maintenance reserve transfer (net of tax) ......           3,581          268,011

         Net realized capital losses transfer to IMR ......          (1,927)        (144,313)

Net Loss ..................................................   $ (13,673,945)   $  (3,861,175)
                                                              =============    =============




                See notes to Statutory-basis financial statements





                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY-BASIS




                                                      Year ended December 31
                                                         2000            1999
 Stock
   Balance at beginning and end of year ...............$  2,500,000    $  2,500,000
                                                       ============    ============


                                                      Gross paid-in and contributed

Surplus
   Balance at beginning of year ..................... .$ 34,550,000    $ 24,550,000
   Surplus contribution by parent ....................   10,000,000      10,000,000

   Balance at end of year .............................$ 44,550,000    $ 34,550,000

                                                      Unassigned deficit
   Balance at beginning of year .......................$ (9,934,583)   $ (5,701,453)
   Net Loss .............................................13,673,945)     (3,861,175)
   Decrease(increase) in non-admitted assets ............    69,662         (39,698)
   Increase in asset valuation reserve ..................  (422,668)       (366,142)
   Adjustment for prior year taxes ......................      --            33,885
                                                         ------------    ------------

      Balance at end of year ..........................$(23,961,534)   $ (9,934,583)
                                                        ============    ============


Total capital and surplus ...............................23,088,466    $ 27,115,417
                                                        ===========    ============



                See notes to statutory-basis financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 STATUTORY-BASIS



                                                        Year ended December 31
                                                        -------------------------
                                                        2000               1999



Operations
   Premiums and annuity considerations ..............$  61,641,755    $  59,560,346
   Deposit-type funds ...............................  320,689,333      204,983,631
   Net Investment income ............................   14,395,081        9,706,002
   Net increase in policy loans .....................   (2,660,052)      (1,754,181)
   Policyholder benefits paid .......................  (55,291,049)     (25,232,406)
   Commissions, expenses and other taxes paid .......  (34,904,925)     (26,183,048)
   Net transfers to Separate Accounts ............... (271,081,245)    (152,437,714)
   Contract charges -Separate Accounts ..............    6,191,564        2,975,960
   Other cash provided (used) .......................      824,025        5,414,876
                                                       -------------    -------------

       Net cash provided by operations ...........      39,804,487       77,033,466

Investing activities
   Sale, maturity or repayment of fixed maturities      27,164,655       17,388,402
   Purchase of fixed maturities ...................    (83,529,111)    (107,480,516)
   Cash used from receivable/payable for securities            --        (2,005,397
                                                      -------------    -------------

       Net cash used in investment activities ....     (56,364,456)     (92,097,511)

Financing activities
     Surplus paid in .............................      10,000,000       10,000,000
                                                      -------------    -------------

       Net cash provided by financing activities .      10,000,000       10,000,000
                                                      -------------    -------------

Net decrease in cash and short-term investments ....    (6,559,969)      (5,064,045)

Cash and short-term investments at beginning of year... 14,826,048       19,890,093
                                                         ----------    -------------

Cash and short-term investments at end of year .....  $  8,266,079    $  14,826,048
                                                       ============    =============




                See notes to statutory-basis financial statements

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

A.  GENERAL

Annuity Investors Life Insurance Company ("AILIC" or "the Company"), a stock life insurance company domiciled in the State of Ohio, is an indirectly owned subsidiary of Great American Financial Resources, Inc. ("GAFRI"), a publicly traded financial services holding company of which American Financial Group, Inc. ("AFG") owned 83% as of December 31, 2000.

AILIC's products are variable and fixed annuities. The variable annuities are reported as deposit-type funds and are marketed to hospitals, educational institutions and other qualified and non-qualified markets. During 1997, AILIC also began writing individual fixed annuity products produced by one large agency, primarily in the western part of the United States. In 2000 and 1999, the individual fixed annuity products represented approximately 16% and 23%, respectively, of total production.

B.  ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the National Association of Insurance Commissioners ("NAIC") and the Ohio Insurance
Department, which vary in some respects from generally accepted accounting principles ("GAAP"). The more significant of these differences are as follows:

(a) annuity receipts and deposit-type funds are accounted for as revenues versus liabilities;

(b) costs incurred in the acquisition of new business such as commissions, underwriting and policy issuance costs are expensed at the time incurred versus being capitalized;

(c) reserves established for annuity reserves are calculated using more conservative assumptions for mortality and interest rates than would be used under GAAP;

(d) an Interest Maintenance Reserve ("IMR") is provided whereby portions of realized gains and losses from fixed income investments are deferred and amortized into investment income as prescribed by the NAIC;

(e) investments in fixed maturity securities considered "available for sale" (as defined by GAAP) are generally recorded at amortized cost versus market;

(f) an Asset Valuation Reserve ("AVR") is provided which reclassifies a portion of surplus to liabilities; and

(g) the cost of certain assets designated as "non-admitted assets" (principally advance commissions paid to agents) is charged against surplus.

Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Certain reclassifications have been made to the prior year financial statements to conform with current year presentation.

INVESTMENTS Asset values are generally stated as follows: Bonds not backed by other loans, where permitted, are carried at amortized cost using the interest method; loan-backed bonds and structured securities, where permitted, are carried at amortized cost using the interest method; short-term investments are carried at cost; and policy loans are carried at the aggregate unpaid balance.

The Company uses dealer modeled prepayment assumptions to determine effective yields for loan-backed bonds and structured securities. These assumptions are consistent with the current interest rate and economic environment. Significant changes in estimated cash flows from the original purchase assumptions are accounted for on a prospective basis.

As prescribed by the NAIC, the market value for investments in bonds is determined by the values included in the Valuations of Securities manual published by the NAICs Securities Valuation Office. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values by the Securities Valuation Office.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999

INVESTMENTS (continued)

Short-term  investments having original  maturities of three months or less when
purchased  are   considered  to  be  cash   equivalents   for  purposes  of  the
statutory-basis financial statements.

The carrying values of cash and short-term investments approximate their fair values.

Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis.

The IMR applies to interest-related realized capital gains and losses (net of tax) and is intended to defer realized gains and losses resulting from changes in the general level of interest rates. The IMR is amortized into investment income over the approximate remaining life of the investments sold. AILIC has an IMR asset which is non-admitted and charged against surplus.

The AVR provides for possible credit-related losses on securities and is calculated according to a specified formula as prescribed by the NAIC for the purpose of stabilizing surplus against fluctuations in the market value of investment securities. Changes in the required reserve balances are made by direct credits or charges to surplus.

PREMIUMS Annuity premiums and deposit-type funds are recognized as revenue when received.

SEPARATE ACCOUNTS Separate account assets and liabilities reported in the accompanying statutory-basis balance sheets represent funds that are separately administered, principally for annuity contracts, and for which the contractholder, rather than AILIC, bears the investment risk. Assets of the separate accounts are not chargeable with liabilities incurred in any other business operation of AILIC. Separate account assets are reported at market value. The operations of the separate accounts are not included in the accompanying statutory-basis financial statements. Fees charged on separate account policyholder deposits are included in other income.

ANNUITY RESERVES Annuity reserves and the related Commissioner's Annuity Reserve Valuation Method adjustment that reflects contingent deferred sales charges on the fixed and variable options are developed by actuarial methods and are determined based on published tables using statutory specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by law.

The fair value of the liability for annuities in the payout phase is assumed to be the present value of the anticipated cash flows, discounted at current interest rates. Fair value of annuities in the accumulation phase is assumed to be no more than the policyholders' cash surrender amount. The aggregate fair value of all reserve liabilities was approximately $257.3 million and $193.5 million at December 31, 2000 and 1999, respectively.

REINSURANCE Reinsurance premiums, benefits and expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. AILIC remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

FEDERAL INCOME TAXES American Financial Corporation ("AFC") files consolidated federal income tax returns which include AILIC. The provision for income taxes has been computed as if AILIC had filed tax returns on a separate company basis. In accordance with terms of GAFRI's indentures, GAFRI receives AILIC's tax allocation payments and any amounts owed to AFC are paid by GAFRI.

BENEFIT PLAN All employees meeting minimum requirements are eligible to participate in an Employee Stock Ownership Retirement Plan ("ESORP") established by GAFRI. The ESORP is a noncontributory, trusteed plan which invests primarily in securities of GAFRI for the benefit of the employees of GAFRI and its subsidiaries. Contributions are discretionary by the Board of Directors of GAFRI and are charged against earnings in the year for which they are declared. Qualified employees having vested rights are entitled to benefit payments at age 60.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


C.       INVESTMENTS

     Fixed maturity investments at December 31 consisted of the following:

                                                           2000

                                           ----------------------------------
                                         Carrying       Market         Gross Unrealized
                                          Value         Value        Gains          Losses


U.S. Government and government
     agencies and authorities ...   $ 25,516,076   $ 26,122,722   $    809,127   $    202,481
Public utilities ................     16,977,114     17,123,388        366,227        219,953
Mortgage-backed securities ......     91,423,474     90,598,539      1,485,227      2,310,162
All other corporate .............    116,401,319    114,109,453      1,664,145      3,956,011
                                    ------------   ------------   ------------   ------------


  Total fixed maturity investments  $250,317,983   $247,954,102   $  4,324,726   $  6,688,607
                                    ============   ============   ============   ============


                                                          1999
                                         Carrying       Market           Gross Unrealized
                                          Value .       Value          Gains        Losses

U.S. Government and government

   Agencies and authorities ........$ 23,638,025   $22,894,844   $    13,899     $   757,080
                                       7,860,872     7,467,832          --           393,040
Mortgage-backed securities .......... 84,039,756    78,987,840        22,523       5,074,439
All other corporate ................. 78,204,426    73,516,826       112,294       4,799,894
-------------------------------------------------   -----------   -----------   -----------

 Total fixed maturity investments   $193,743,079   $182,867,342   $    148,716   $ 11,024,453
                                   ============   ============   ============   ============





The table below sets forth the schedule  maturities  of AILIC's  fixed  maturity investments as of December 31, 2000
                                                               Carrying           Market
                                                                Value             Value
Bonds by maturity

          Due within 1 year or less                             $1,699,041         $1,727,834
          Over 1 year through 5 years                           37,795,749         37,579,212
          Over 5 years through 10 years                        136,484,972        134,951,229
          Over 10 years through 20 years                        49,129,139         48,738,978
          Over 20 years                                         25,209,082         24,956,849
                                                              --------------- ------------------

                 Total bonds by maturity                      $250,317,983       $247,954,102

                                                              ================ =================



The expected  maturities in the foregoing table may differ from the contractual
maturities   because  certain  borrowers  have  the  right  to  call  or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of fixed maturity investments were $27.2 million in 2000 and $17.4 million in 1999. Gross realized gains of $162,582 and $138,708 and gross realized losses of $168,088 and $551,032 were realized on those sales during 2000 and 1999, respectively.

U.S. Treasury Notes with a carrying value of $6.8 million at December 31, 2000 and 1999 were on deposit as required by the insurance departments of various states.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


     Net investment income consisted of the following:


                                      2000            1999
                                   ----------     ----------


Bonds .....................      $ 15,341,377    $ 10,314,501
Short-term investments ....           390,746         371,460
Cash on hand and on deposit             4,865           5,357
Policy loans ..............           266,665         116,190
Miscellaneous .............            11,621          16,137
                                   ------------    ------------

                                   16,015,274      10,823,645

                                     (317,520)       (230,949)

                                 $ 15,697,754    $ 10,592,696
                                 ============    ============




D.   FEDERAL INCOME TAXES

AILIC has no federal income taxes available for recoupement in the event of future losses. AILIC has approximately $11.9 million, $3.1 million and $4.6 million in loss carryforwards derived from years ended December 31, 2000, 1999 and 1998, respectively, to offset future year's taxable income. These loss carryforwards will expire in the year 2020, 2019 and 2018, respectively. Loss carryforwards derived in 1998 or after, per Internal Revenue Code 172, will expire in 20 years.

E.   RELATED PARTY TRANSACTIONS

On December 31, 1998, for all policies issued by AILIC on or after August 1, 1998, a co-insurance agreement was entered into with Great American Life Insurance Company ("GALIC") to reinsure all of AILIC's equity indexed annuity premiums, benefits and expenses with GALIC. As of December 31, 2000 and 1999, AILIC transferred $0.1 million and $0.1 million, respectively, of premiums to GALIC.

AILIC has an agreement with GAFRI, subject to the direction of the Finance Committee of AILIC, whereby GAFRI, along with services provided by American Money Management, Inc. (an affiliate), provides for management and accounting services related to the investment portfolio. In 2000 and 1999, AILIC paid $282,405 and $146,072 respectively, in management fees.

AILIC has an agreement with Great American Advisors, Inc. ("GAA") a wholly-owned subsidiary of GAFRI, whereby GAA is the principal underwriter and distributor of AILIC's variable contracts. AILIC pays GAA for acting as underwriter under a distribution agreement. In 2000 and 1999, AILIC paid $6.6 million and $5.0 million, respectively, in commissions to GAA.

Certain administrative, management, accounting, actuarial, data processing, collection and investment services are provided under agreements between AILIC and affiliates at charges not unfavorable to AILIC or the insurance affiliates. In 2000 and 1999, AILIC paid $2.9 million and $2.9 million, respectively, for services to affiliates.

F. DIVIDEND RESTRICTIONS

The amount of dividends which can be paid by AILIC without prior approval of regulatory authorities is subject to restrictions relating to capital and surplus and net income. The maximum amount of dividends payable in 2001 without prior approval is $0.

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


G.   ANNUITY RESERVES, EXCLUDING SEPARATE ACCOUNTS

At December 31, 2000, AILIC's annuity reserves that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal are summarized as follows (in millions):

                                                                       Amount       Percent


Subject to discretionary withdrawal (with adjustment):
    With market value adjustment                                    $     -               -%
    at book value less current surrender charge of 5% or more            203.5          26.5
    At market value                                                      511.2          66.5

           Total with adjustment or at market value                      714.7          93.0

Subject to discretionary withdrawal (without adjustment) at
    book value with minimal or no charge or adjustment                    34.8           4.5

Not subject to discretionary withdrawal                                   19.7           2.5
                                                                        -------         -----

           Total annuity reserves-before reinsurance                      769.2        100.0%
                                                                                     ===========

Less reinsurance ceded                                                     (0.6)

           Net annuity reserves                                          $768.6
                                                                      ============


Reconciliation to policy benefit reserves for life policies and contracts:
   Annuity reserves                                                      $257.3
   Contingent deferred sales charges                                      (22.4)
   Separate Account Liabilities                                           533.7
   Net life reserves                                                          -
   Miscellaneous other reserves                                               -
                                                                        ------------

           Total policy benefit reserves for life policies and contacts:  768.6
                                                                        ============










                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


H.       SEPARATE ACCOUNTS

The Company writes individual and group non-guaranteed variable annuities. Net transfers to (from) the Separate Accounts for the years ended December 31, 2000 and 1999 are summarized as follows:


                                                                                      2000                  1999


Transfers to Separate Accounts - deposit-type funds                                $250,008,065          $141,316,931
Transfers to Separate Account - withdrawals and other transfers, net                 21,073,180            11,120,629
Transfers from Separate Accounts - contingent deferred sales charges                 (7,587,916)           (8,354,482)
                                                                               -----------------     -----------------

Net transfers to Separate Accounts                                                 $263,493,329          $144,083,078
                                                                               ================      ================

All Separate Account reserves are non-guaranteed and subject to discretionary withdrawal at market value. Investments in the Separate Accounts at December 31 consisted of the following:


                                                                           2000
                                                       ------------------------------------------
                                                             Market                        Gross Unrealized
                                         Cost                 Value
                                                                                         Gains                  Losses

Separate Account A                     $168,536,735         $170,416,769            $10,958.237               $9,078,203
Separate Account B                      419,958,992          363,238,033                587,407               57,308,366

Total Separate Accounts                $588,495,727         $533,654,802            $11,545,644              $66,386,569
                                   =================     ================      =================           ==============


                                                                          1999
                                      ------------- --- ---------------- ---- ------------------------------------------
                                                            Market                        Gross Unrealized
                                        Cost                 Value
                                                                              ----------------- --- --------------------
                                                                                   Gains                  Losses

Separate Account A                     $115,472,858         $164,932,414            $49,962,607                 $503,051
Separate Account B                      149,238,107          189,438,679             40,703,435                  502,863

Total Separate Accounts                $264,710,965         $354,371,093            $90,666,042               $1,005,914
                                    =================     ================      =================     ====================


                                            OTHER FINANCIAL INFORMATION

                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
            NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS - CONTINUED
                           DECEMBER 31, 2000 AND 1999


I.   VARIANCES FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the NAIC and the Ohio Insurance Department, which vary in some respects from GAAP. The following table summarizes the differences between net income and surplus as determined in accordance with statutory accounting practices and GAAP for the years ended December 31, 2000 and 1999:

                                                          Net Income                         Capital and Surplus
                                                       ----------------                  ---------------------------
                                                       2000            1999           2000               1999


As reported on a statutory basis ...............   $(13,673,945)   $ (3,861,175)   $ 23,088,466    $ 27,115,417
  Commissions capitalized to DAC ...............     22,550,676      17,014,820      22,550,676      17,014,820
  General expenses  capitalized to DAC .........      5,028,328       7,100,406       5,028,328       7,100,406
  Amortization of DAC ..........................     (1,025,435)     (3,516,819)     (1,025,435)     (3,516,819)
  Capitalization bonus interest ................         35,787            --            35,787            --
  Capital gains transferred to IMR, net of tax .         (3,581)       (268,011)         (3,581)       (268,011)
  Amortization of IMR, net tax .................         66,220          23,774          66,220          23,774
  Contingent deferred sales charge .............    (11,315,397)    (16,639,895)    (11,315,397)    (16,639,895)
  Federal income taxes .........................       (160,359)         64,886)       (160,359)         64,886
  Unrealized gain (loss) adjustment ............           --              --         6,320,513      (7,966,827)
  Realized gain (loss) adjustment ..............     (1,170,000)           --        (1,170,000)           --
  AVR adjustment ...............................           --              --          (422,668)        366,142
  Non-admitted assets adjustment ...............           --              --           (69,662)         39,698
  Prior year tax adjustment ....................           --              --           (33,885)
  Prior year stat to GAAP cumulative adjustments                                      4,288,791       8,104,502
------------------------------------------------   ------------    ------------    ------------    ------------

                 Total GAAP adjustments ........     14,006,239       3,779,161      24,950,549       4,288,791
------------------------------------------------   ------------    ------------    ------------    ------------


GAAP basis .....................................   $    332,294    $    (82,014)   $ 48,039,015    $ 31,404,208
                                                   ============    ============    ============    ============



J.   CODIFIED STATUTORY ACCOUNTING PRINCIPLES

AILIC's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by The State of Ohio Insurance Department. Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

The NAIC revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The State of Ohio has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that AILIC uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January 1, 2001. Management believes the impact of these changes will not result in a significant reduction in AILIC's statutory-basis capital and surplus as of adoption. 12
18

                                                              - 35 -
PART C
Other Information- 33-65409

Item 24  Financial Statements and Exhibits

     (a) Financial Statements All required financial Statements are included in Parts A or B of this Registration Statement.
(b)    Exhibits
     (1) Resolution of the Board of Directors of Annuity Investors Life Insurance Company(R) authorizing establishment of Annuity Investors Variable Account A. 1/

       (2)    Not Applicable

     (3) (a) Distribution Agreement between Annuity Investors Life Insurance Company and AAG Securities, Inc (n/k/a Great American Advisors, Inc.) 2/
     (b) Form of Selling Agreement between Annuity Investors Life Insurance Company, Great American Advisors, Inc. and another Broker-Dealer. 2/
     (c) Revised Form of Selling Agreement between Annuity Investors Life Insurance Company, Great American Advisors, Inc. and another Broker-Dealer. 3/

(4)    (a)   Individual Contract Forms and Endorsements.

     (i)  Form  of  Qualified   Individual  Flexible  Premium  Deferred  Annuity
          Contract.2/
(ii)     Form of Non-Qualified Individual Contract.2 /
(iii)    Form of Loan Endorsement to Qualified Individual Contract. 2/
     (iv) Form of Tax Sheltered Annuity Endorsement to Qualified Individual Contract.2/
(v)      Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement
                           to Group Contract.2/
(vi)     Form of Employer Plan Endorsement to Qualified Individual Contract.2/
(vii)    Form of IRA Endorsement to Qualified Individual Contract.2/
(viii)   Form of Texas Optional Retirement Program Endorsement to
                            Qualified Individual Contract.2/
(ix)     Form of Long-Term Care Waiver to Individual Contract.4/
(x)      Form of SIMPLE IRA Endorsement Qualified Individual Contract.4/
(xi)     Revised Form of IRA Endorsement to Qualified Individual Contract.5/
(xii)    Form of Roth IRA Endorsement to Qualified Individual Contract.5/
(xiii) Revised Form of SIMPLE IRA Endorsements to Qualified Individual Contract. 5/
(xiv)    Revised Form of Tax Sheltered Annuity Endorsement to
(xv)     Revised Form of Qualified Pension, Profit Sharing and Annuity
          Plan Endorsement to Qualified Individual Contract.5/
(xvi)    Revised Form of the of Participation under Enhanced Contract.1/
(xvii)   Form of Loan Endorsement to Certificate.1/
(xviii)  Form of Employer Plan Endorsement to Certificate.1/
(xix)    Form of Tax Sheltered Annuity Endorsement to Certificate.1/
(xx) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate.1/
(xxi)    Form of Long-Term Care Waiver Rider to Certificate.1/
(xxii)   Form of Deferred Compensation Endorsement to Certificate.5/
(xxiii)  Revised Form of Employer Plan Endorsement to Certificate.4/
(xxiv)   Revised Form of Tax Sheltered Annuity Endorsement to Certificate.4/
(xxv) Revised Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate.4/
(xxvi)   Form of Governmental Section 457 Plan Endorsement to Certificate.4/

     (c) Group Contract Form and Certificate of Participation for use in South Dakota.1/
(i) Form of Group Flexible Premium Deferred Annuity Contract for use in South Dakota.6/
(ii)     Form of Certificate of Participation for use in South Dakota. 6/
     (d) Group Contract Form and Certificate of Participant Form for use in Wisconsin.
     (i) Form of Group Flexible Premium Deferred Annuity Contract for use in Wisconsin.6/
(ii)     Form of Certificate of Participation for use in Wisconsin.6/

              (e)  Certificate of Participation Form for use in North Dakota.
(i)      Form of Certificate of Participation for use in North Dakota.6/

              (f)  Form of Endorsement for use in Virginia.
     (i) Form of Employer Plan Endorsement to Group Contract for use in Virginia.6/
     (ii) Form of Employer Plan Endorsement to Certificate of Participation for use in Virginia.6/
     (iii)Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Group Contract for use in Virgina.6/
     (iv) Form of Qualified Pension, Profit Sharing and Annuity Plan Endorsement to Certificate of Participation for use in Virginia.6/
     (v) Form of Tax Sheltered Annuity Endorsement to Group Contract for use in Virginia.6/
     (g) Form of Successor Owner Endorsement to Group Contract.8/ (h) Form of Successor Owner Endorsement to Certificate of Participant under a Group Contract.8/
     (i) Form of Texas Optional Retirement Program Endorsement to Group Contract.10/
     (j) Form of Texas Optional Retirement Program Endorsement to Certificate of Participation under a Group Contract.10/
(k)   Form of Individual Retirement Annuity Endorsement to Group Contract.11/
     (l) Form of Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract.11/
     (m) Form of SIMPLE Individual Retirement Annuity Endorsement to Group Contract.11/
     (n) Form of SIMPLE Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract.11/
     (o) Form of Roth Individual Retirement Annuity Endorsement to Group Contract.11/
     (p) Form of Roth Individual Retirement Annuity Endorsement to Certificate of Participation under a Group Contract.11/
     (5) (a) Form of Application for Group Flexible Premium Deferred Annuity Contract.1/
(i)      Alternative Form of Application.7/
(ii)     Alternative Form of Application.4/
     (b) Form of Participant Enrollment Form under a Group Flexible Premium Deferred Annuity Contract (ERISA).1/
     (c) Form of Participant Enrollment Form under Group Flexible Premium Deferred Annuity Contract (Non-Erisa).7/
     (d) Revised form of Application for Group Flexible Premium Deferred Annuity Contract
     and Individual Flexible Premium Deferred Annuity Contract or Certification under a Group Contract. 13/

     (6) (a) Articles of Incorporation of Annuity Investors Life Insurance Company.7/
     (i) Amendment to Articles of Incorporation, adopted April 9, 1996 and approved by Secretary of State of Ohio on July 11, 1996.7/
     (ii) Amendment to Articles of Incorporation adopted August 9, 1996 and approved by Secretary of State of Ohio on December 3, 1996.7/

       (b)   Code of Regulations of Annuity Investors Life Insurance Company.6/

       (7)    Not Applicable.

     (8) (a) Participation Agreement between Annuity Investors Life Insurance Company and Dreyfus Variable Investment Fund.2/
     (b) Participant Agreement between Annuity Investors Life Insurance Company and Dreyfus Stock Index Fund.2/
     (c) Participation Agreement between Annuity Investors Life Insurance Company and The Dreyfus Socially Responsible Growth Fund, Inc.2/
     (d) Participation Agreement between Annuity Investors Life Insurance Company and Janus Aspen Series.2/
     (e)  Participation Agreement with Merrill Lynch Variable Series Fund, Inc.
     (i) Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc.2/
     (ii) Amended and Restated Participation Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Variable Series Funds, Inc.2/
     (f) Service Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc.(n/k/a Great American Financial Resources, Inc.)2/
     (g) Agreement between AAG Securities, Inc. (n/k/a Great American Advisors, Inc.)and AAG Insurance Agency, Inc.2/
     (h) Investment Services Agreement between Annuity Investors Life Insurance Company and American Annuity Group, Inc.(n/k/a Great American Financial Resources, Inc.)2/
     (i) Agreement between Annuity Investors Life Insurance Company and Merrill Lynch Asset Management, L.P.6/
     (j) Participation Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Universal Funds, Inc.7/
     (k) Participation Agreement between Annuity Investors Life Insurance Company and Strong Special Fund II, Inc.7/
     (l) Participation Agreement between Annuity Investors Life Insurance Company and PBHG Insurance Series Fund, Inc.7/
     (m) Amended and Restated Agreement between The Dreyfus Corporation and Annuity Investors Life Insurance Company.7/
     (n) Service Agreement between Annuity Investors Life Insurance Company and Janus Capital Corporation.7/
     (o) Service Agreement between Annuity Investors Life Insurance Company and Strong Capital Management, Inc. 4/
     (p) Service Agreement between Annuity Investors Life Insurance Company and Pilgrim Baxter Associates, Ltd. 4/
     (q) Service Agreement between Annuity Investors Life Insurance Company and Morgan Stanley Asset Management, Inc. 4/
     (r) Participation Agreement between Bankers Trust Funds and Trust (n/k/a Deutsche Asset Management) and Annuity Investors Life Insurance Company.9/
     (s) Service Agreement between Bankers Trust Company (n/k/a Deutsche Asset Management) and Annuity Investors Life Insurance Company. 9/

       (9)    Opinion and Consent of Counsel.1/
       (10)   Consent of Independent Auditors 13/
       (11)   No Financial Statements are omitted from item 23.
       (12)   Not Applicable.
       (13)   Schedule for Computation of Performance Quotations. 7/
       (14)   Not Applicable.
       (15)   Powers of Attorney 13/

     1/ Incorporated by reference to Pre-Effective Amendment No. 2 filed on behalf of Annuity Investors Variable Account A, SEC '33 Act File No. 33-65409 '40 Act File No. 811-07299 on November 8, 1995
     2/ Incorporated by reference to Pre-Effective Amendment No. 3 to filed on behalf of Annuity Investors Variable Account A, SEC '33 Act File No. 33-65409 '40 Act File No. 811-07299 on December 4, 1995
     3/ Incorporated by reference to Post-Effective Amendment No. 3 filed on behalf of Annuity Investors Variable Account B SEC '33 File No. 333-19725, '40 Act File No. 811-08017 on November 17, 1998
     4/ Incorporated by reference to Post-Effective Amendment No. 3. to Form N-4 on April 29, 1998
     5/ Incorporated by reference to Form N-4 filed on behalf of Annuity Investors Variable Account A, SEC '33 Act File No. 33-65409 '40 Act File No. 811-07299 on June 2, 1995
     6/ Incorporated by reference to Post-Effective Amendment No. 1 filed on behalf of Annuity Investors Variable Account A, SEC '33 Act File No. 33-65409 '40 Act File No. 811-07299 on April 24, 1996
     7/ Incorporated by reference to Post-Effective Amendment No. 2 filed on behalf of Annuity Investors Variable Account A, SEC '33 Act File No. 33-65409 '40 Act File No. 811-07299 on April 29, 1997
     8/ Incorporated by reference to Post-Effective Amendment to No. 5, filed on behalf of Annuity Investors Variable Account B SEC '33 File No. 333-19725, '40 Act File no. 811-08017 on February 26, 1999.
     9/ Incorporated by reference to Pre-Effective Amendment No. 3, filed on behalf of Annuity Investors Variable Account A, SEC '33 File No. 33-65409 '40 Act File 811-07299 on February 26, 1999.
     10/ Incorporated by reference to Pre-Effective Amendment No. 1, filed on behalf of Annuity Investors Variable Account B, SEC '33 Act File No. 333-19725, '40 Act File No. 811-08017, on June 3, 1997.
     11/ Incorporated by reference to Post-Effective Amendment No. 4, filed on behalf of Annuity Investors Variable Account B, SEC '33 Act File No. 333-19725, '40 Act File No. 811-08017, on February 1, 1999.
     12/ Incorporated by reference to Post Effective Amendment No. 7, filed on behalf of Annuity Investors Variable Account Variable Account B, SEC '33 Act File No. 333-19725, '40 Act File No. 811-08017, on April 28,
          2000.
     13/ Incorporated by reference to Post-Effective Amendment No. 8, filed on behalf of Annuity Investors Variable Account B, SEC '33 Act File No. 333-19725, '40 Act File No. 811-08017, on April 30, 2001.

Item 25.    Directors and Officers of Annuity Investors Life Insurance Company

Name                             Principal          Positions and Offices
                             Business Address       With the Company
Robert Allen Adams                  (1)             Chairman of the Board of
                                                    Directors
Charles R. Scheper                  (1)             President, Chief Executive
                                                    Officer and Director
Stephen Craig Lindner               (1)             Director
Mark Francis Muething               (1)             Executive Vice President,
                                                    Secretary, General Counsel
                                                     and Director
David B. Rich                       (1)             Chief Operating Officer
                                                    and Director
William Jack Maney, II              (1)             Assistant Treasurer and
                                                    Director
Vincent J. Granieri                 (1)             Senior Vice President,
                                                    Chief Financial Officer
                                                    and Chief Actuary
Adrienne Kessling                   (1)             Senior Vice President -
                                                    Operations
Thomas Kevin Liguzinski             (1)             Senior Vice President
Teresa C. Caprio                    (1)             Vice President and Treasurer
Catherine A. Crume                  (1)             Vice President - Licensing
                                                    & Commissions
John P. Gruber                      (1)             Vice President
James L. Henderson                  (1)             Vice President
Gary L. Peters                      (1)             Vice President - Variable
                                                    Annuity Sales
Richard Stutton                     (1)             Assistant Vice President
                                                    and Appointed Actuary
Thomas E. Mischell                  (1)             Assistant Treasurer

(1)    P.O. Box 5423, Cincinnati, Ohio  45201-5423


Item 26. Persons Controlled by or Under Common Control with the Depositor and Registrant.

The Depositor, Annuity Investors Life Insurance Company(R) , is a wholly owned Subsidiary of Great American(R) Life Insurance Company, which is a wholly owned subsidiary of Great American Financial Resources, Inc. (f/k/a American Annuity Group,SM Inc.) The Registrant, Annuity Investors Variable Account A, is a segregated asset account of Annuity Investors Life Insurance Company.

                                                                                      % OF STOCK
                                                                                      OWNED

                                                STATE OF         DATE OF              BY IMMEDIATE

AFG ORGANIZATIONAL CHART                        DOMICILE         INCORPORATION        PARENT COMPANY   NATURE OF BUSINESS
                                                                                      (1)

American Financial Group,                       Ohio             07/01/1997           ..........       Diversified Financial Holding
                                                                                                       Co.

|__AFC Holding                                  Ohio             12/09/1994           100              Diversified Financial Holding
                                                                                                       Co.

|__AHH Holdings,                                Florida          12/27/1995           .. 49            Holding Company

|__American Heritage Holding                    Delaware         11/02/1994           100              Home Builder

|__Heritage Homes Realty,                       Florida          07/20/1993           100              Home Sales

|__Southeast Title,                             Florida          05/16/1995           100              Title Company

|__Columbia Financial                           Florida          10/26/1993           100              Real Estate Holding Company

|__Heritage Home Finance                        Florida          02/10/1994           100              Finance Company

|__American Financial Capital Trust             Delaware         09/14/1996           100              Statutory Business Trust

|__American Financial                           Ohio             11/15/1955           100              Diversified Financial Holding
                                                                                                       Co.

|__American Financial Corp. (Name Holding       Ohio             08/27/1963           100              Inactive
Co.)

|__American Money Management                    Ohio             03/01/1973           100              Securities Management Co.

|__American Money Management International,     Netherland       05/10/1985           100              Securities Management Co.

|__American Premier Underwriters,               Pennsylvania     04/13/1846           100(2)           Diversified Company

|__TheAnn Arbor Railroad                        Michigan         09/21/1895           .. 99            Inactive

|__TheAssociates of the Jersey                  New Jersey       11/10/1804           100              Inactive

|__Cal Coal,                                    Illinois         05/30/1979           100              Inactive

|__GAI (Bermuda)                                Bermuda          04/06/1998           100              Holding Company

|__GAI Insurance Company,                       Bermuda          09/18/1989           100              Reinsurance

|__TheIndianapolis Union Railway                Indiana          11/19/1872           100              Inactive

|__Lehigh Valley Railroad                       Pennsylvania     04/21/1846           100              Inactive

|__TheNew York and Harlem Railroad              New York         04/25/1831           .. 97            Inactive

|__TheOwasco River Railway,                     New York         06/02/1881           100              Inactive

|__PCC Real Estate,                             New York         12/15/1986           100              Holding Company

|__PCC Chicago Realty                           New York         12/23/1986           100              Real Estate Developer

|__PCC Gun Hill Realty                          New York         12/18/1985           100              Real Estate Developer

|__PCC Michigan Realty,                         Michigan         11/09/1987           100              Real Estate Developer

|__PCC Scarsdale Realty                         New York         06/01/1986           100              Real Estate Developer

|__Scarsdale Depot Associates,                  Delaware         05/05/1989           .. 80            Real Estate Developer

|__Penn Central Energy Management               Delaware         05/11/1987           100              Inactive

|__Pennsylvania                                 Delaware         12/12/1958           100              Holding Company

|__Atlanta Casualty                             Ohio             06/13/1972           100              Property/Casualty Insurance

|__American Premier Insurance                   Indiana          11/30/1989           100              Property/Casualty Insurance

|__Atlanta Casualty Group,                      Georgia          04/01/1977           100              Insurance Agency

|__Atlanta Casualty General Agency,             Texas            03/15/1961           100              Managing General Agency

|__Atlanta Insurance Brokers,                   Georgia          02/06/1971           100              Insurance Agency

|__Treaty House,                                Nevada           11/02/1971           100              Insurance Premium Finance

|__Atlanta Reserve Insurance                    Ohio             12/07/1998           100              Property/Casualty Insurance

|__Atlanta Specialty Insurance                  Ohio             02/06/1974           100              Property/Casualty Insurance

|__Penn Central U.K.                            United           10/28/1992.          100              Insurance Holding Company

|__Insurance (GB)                               United Kingdom   05/13/1992           100              Property/Casualty Insurance

|__Delbay                                       Delaware         12/27/1962           100              Inactive

|__Great Southwest                              Delaware         10/25/1978           100              Real Estate Developer

|__World Houston,                               Delaware         05/30/1974           100              Real Estate Developer

|__Hangar Acquisition                           Ohio             10/06/1995           100              Aircraft Investment

|__Infinity Insurance                           Indiana          08/28/1978           100              Property/Casualty Insurance

|__Infinity Agency of Texas,                    Texas            07/15/1992           100              Managing General Agency

|__TheInfinity Group,                           Indiana          07/22/1992           100              Insurance Holding Company

|__Infinity National Insurance                  Indiana          08/05/1992           100              Property/Casualty Insurance

|__Infinity Select Insurance                    Indiana          06/11/1991           100              Property/Casualty Insurance

|__Leader Insurance                             Ohio.            03/20/1963           100              Property/Casualty Insurance

|__American Commonwealth Development            Texas            07/23/1963           100              Real Estate Development

|__Budget Insurance Premiums,                   Ohio.            02/14/1964           100              Premium Finance Company

|__Leader Group,                                Ohio.            12/16/1997           100              Holding Company

|__Leader Managing General Agency,              Texas            08/21/1989           100              Managing General
                                                                                                       Agent/Surplus Lines Agent

|__Leader National Agency of Texas,             Texas            01/25/1994           100              Managing General Agency

|__Leader National Agency,                      Ohio             04/05/1963           100              Brokering Agent

|__Leader Preferred Insurance                   Ohio             11/07/1994           100              Property/Casualty Insurance

|__Leader Specialty Insurance                   Indiana          03/10/1994           100              Property/Casualty Insurance

|__TICO Insurance                               Ohio             06/03/1980           100              Property/Casualty Insurance

|__PCC Technical Industries,                    California       03/07/1955           100              Holding Company

|__ESC,                                         California       11/02/1962           100              Inactive

|__Marathon Manufacturing Companies,            Delaware         11/18/1983           100              Holding Company

|__Marathon Manufacturing                       Delaware         12/07/1979           100              Inactive

|__PCC Maryland Realty                          Maryland         08/18/1993           100              Real Estate Holding Company

|__Penn Camarillo Realty                        California       11/24/1992           100              Real Estate Holding Company

|__Penn Towers,                                 Pennsylvania     08/01/1958           100              Inactive

|__Republic Indemnity Company of                California       12/05/1972           100              Workers' Compensation Ins.

|__Republic Indemnity Company of                California       10/13/1982           100              Workers' Compensation Ins.

|__Republic Indemnity Medical Management,       California       03/25/1996           100              Medical Bill Review

|__Risico Management                            Delaware         01/10/1989           100              Risk Management

|__Windsor Insurance                            Indiana          11/05/1987           100              Property/Casualty Insurance

|__American Deposit Insurance                   Oklahoma         12/28/1966           100              Property/Casualty Insurance

|__Granite Finance Co.,                         Texas            11/09/1965           100              Premium Financing

|__Coventry Insurance                           Ohio             09/05/1989           100              Property/Casualty Insurance

|__El Aguila Compania de Seguros, S.A. de       Mexico           11/24/1994           100(2)           Property/Casualty Insurance

|__Financiadora de Primas Condor, S.A. de       Mexico           3/16/1998            ... 99           Premium Finance

|__Moore Group                                  Georgia          12/19/1962           . 100            Insurance Holding
                                                                                                       Company/Agency

|__Casualty Underwriters,                       Georgia          10/01/1954           ... 51           Insurance Agency

|__Dudley L. Moore Insurance,                   Louisiana        03/30/1978           beneficial       Insurance Agency

|__Hallmark General Insurance Agency,           Oklahoma         06/16/1972           beneficial       Insurance Agency

|__Windsor Group,                               Georgia          05/23/1991           100              Insurance Holding Company

|__Regal Insurance                              Indiana          11/05/1987           100              Property/Casualty Insurance

|__Texas Windsor Group,                         Texas            06/23/1988           100              Insurance Agency

|__Pennsylvania-Reading Seashore                New Jersey       06/14/1901           66.67            Inactive

|__Pittsburgh and Cross Creek Railroad          Pennsylvania     08/14/1970           . 83             Inactive

|__PLLS,                                        Washington       05/14/1990           100              Insurance Agency

|__Premier Lease & Loan Services Ins. Agency,   Washington       12/27/1983           100              Insurance Agency

|__Premier Lease & Loan Insurance Services      Netherlands      08/24/1999           100              Insurance Agency

|__Premier Lease & Loan Services of Canada,     Washington       02/28/1991           100              Insurance Agency

|__Terminal Realty Penn                         District of      09/23/1968           100              Inactive
                                                Columbia

|__United Railroad                              Delaware         11/25/1981           100              Inactive

|__Detroit Manufacturers Railroad               Michigan         01/30/1902           .. 82            Inactive

|__Waynesburg Southern Railroad                 Pennsylvania     09/01/1966           100              Inactive

|__Chiquita Brands International,               New              03/30/1899           35.97 (2)        Produce/Process/Distribute
                                                                                                       Food Products

|__Dixie Terminal                               Ohio             04/23/1970           100              Real Estate Holding Company

|__Fairmont Holdings,                           Ohio             12/15/1983           100              Holding Company

|__FWC                                          Ohio             03/16/1983           100              Financial Services Company

|__Great American Insurance                     Ohio             03/07/1872           100              Property/Casualty Insurance

|__AFC Coal Properties,                         Ohio             12/18/1996           100              Real Estate Holding Company

|__American Dynasty Surplus Lines Insurance     Delaware         01/12/1982           100              Excess and Surplus Lines Ins.

|__American Empire Surplus Lines Insurance      Delaware         07/15/1977           100              Excess and Surplus Lines Ins.

|__American Empire Insurance                    Ohio             11/26/1979           100              Property/Casualty Insurance

|__American Empire Underwriters,                Texas            05/19/1976           100              Insurance Agency

|__American Signature Underwriters,             Ohio             04/08/1996           100              Insurance Agency

|__Fidelity Excess and Surplus Insurance        Ohio             06/30/1987           100              Property/Casualty Insurance

|__American Financial Enterprises,              Connecticut      01/01/1871           100(2)           Closed End Investment Company

|__American Insurance Agency,                   Kentucky         07/27/1967           100              Insurance Agency

|__American Special Risk,                       Illinois         12/29/1981           100              Insurance Broker/Managing
                                                                                                       General Agency

|__American Spirit Insurance                    Indiana          04/05/1988           100              Property/Casualty Insurance

|__Aviation Specialty Managers,                 Texas            09/07/1965           100              Managing General Agency

|__Aviation Specialty Services,                 Texas            04/06/1995           100(2)           Local Recording Agency

|__Brothers Property                            Ohio             09/08/1987           . 80             Real Estate Holding

|__Brothers Landing                             Louisiana        03/04/1994           100              Real Estate Holding

|__Brothers Pennsylvanian                       Pennsylvania     12/23/1994           100              Real Estate Holding

|__Brothers Port Richey                         Florida          12/06/1993           100              Real Estate Holding

|__Brothers Property Management                 Ohio             09/25/1987           100              Real Estate Management

|__Brothers Railyard                            Texas            12/14/1993           100              Real Estate Holding

|__Contemporary American Insurance              Illinois         04/16/1996           100              Property/Casualty Insurance

|__Crop Managers Insurance Agency,              Kansas           08/09/1989           100              Insurance Agency

|__Dempsey & Siders Agency,                     Ohio             05/09/1956           100              Insurance Agency

|__Eagle American Insurance                     Ohio             07/01/1987           100              Property/Casualty Insurance

|__Eden Park Insurance                          Indiana          01/08/1990           100              Surplus Lines Insurer

|__FCIA Management Company,                     New              09/17/1991           .. 79            Servicing Agent

|__GAI Warranty                                 Ohio             01/25/2001           100              Service Warranty Provider

|__TheGains Group,                              Ohio             01/26/1982           100              Marketing of Advertising

|__Global Premier Finance                       Ohio             08/25/1998           100              Premium Finance

|__Great American Alliance Insurance            Ohio             09/11/1945           100              Property/Casualty Insurance

|__Great American Assurance                     Ohio             03/23/1905           100              Property/Casualty Insurance

|__Great American Custom Ins. Services          Illinois         07/08/1992           100              Underwriting Office
Illinois,

|__Great American Custom Insurance Services,    Ohio             07/27/1983           100              Holding Company for E&S
                                                                                                       Agency/Brokerage

|__Eden Park Insurance Brokers,                 California       02/13/1990           100              Wholesale Agency/Brokerage
                                                                                                       for E&S Lines

|__Great American Custom Ins. Services CA       California       05/18/1992           100              Insurance Services

|__Great American Custom Ins. Services MA       Massachusetts    04/11/1994           100              Excess and Surplus Lines
                                                                                                       Broker

|__Professional Risk Brokers of Connecticut,    Connecticut      07/09/1992           100              Wholesale Agency/Brokerage
                                                                                                       for E&S Lines

|__Professional Risk Brokers of Ohio,           Ohio             12/17/1986           100              Excess and Surplus Lines
                                                                                                       Broker

|__Professional Risk Brokers,                   Illinois         03/01/1990           100              Wholesale Agency/Brokerage
                                                                                                       for E&S Lines

|__Smith, Evans and Schmitt,                    California       08/05/1988           100              Insurance Agency

|__Great American E & S Insurance               Delaware         02/28/1979           100              Excess and Surplus Lines
                                                                                                       Insurance

|__Great American Financial Resources,          Delaware         11/23/1992           82.88(2)         Insurance Holding Company

|__AAG Holding Company,                         Ohio             09/11/1996           100              Holding Company

|__American Annuity Group Capital Trust         Delaware         09/13/1996           100              Financing Entity

|__American Annuity Group Capital Trust         Delaware         03/04/1997           100              Financing Entity

|__American Annuity Group Capital Trust         Delaware         05/14/1997           100              Financing Entity

|__Great American Life Insurance                Ohio             12/15/1959           100              Life Insurance

|__American Retirement Life Insurance           Ohio             05/12/1978           100              Life Insurance

|__Annuity Investors Life Insurance             Ohio             11/13/1981           100              Life Insurance

|__CHATBAR,                                     Massachusetts    11/02/1993           100              Hotel Operator

|__Chatham Enterprises,                         Massachusetts    03/29/1954           100              Real Estate Holding Company

|__Consolidated Financial                       Michigan         09/10/1985           100              Retirement & Financial
                                                                                                       Planning Company

|__Driskill Holdings,                           Texas            06/07/1995           beneficial       Real Estate Manager

|__GALIC Brothers,                              Ohio             11/12/1993           . 80             Real Estate Management

|__Great American Life Assurance                Ohio             08/10/1967           100              Life Insurance

|__Great American Life Children's               Ohio             08/06/1998           beneficial       Charitable Foundation

|__Great American Life Ins. Company of NY       New York         12/31/1963.          100              Life Insurance Company

|__Loyal American Life Insurance                Ohio             05/18/1955           100              Life Insurance

|__ADL Financial Services,                      North            09/10/1970           100              Inactive

|__Purity Financial                             Florida          12/12/1991           100              Credit Union Marketing

|__Skipjack Marina                              Maryland         06/24/1999           100              Marina Operator

|__United Teacher Associates,                   Texas            12/17/1998           100(2)           Holding Company - Limited
                                                                                                       Partnership

|__United Teacher Associates Insurance          Texas            12/15/1958           100              Life Insurance Company

|__UTA Management Company                       Texas            11/24/1993           100              Holding Company

|__UTA Management Company                       Delaware         01/19/1999           100              Holding Company

|__UTAM,                                        Texas            01/18/1999           100(2)           Management Company - Limited
                                                                                                       Partnership

|__AAG Insurance Agency,                        Kentucky         12/06/1994           100              Insurance Agency

|__AAG Insurance Agency of Massachusetts,       Massachusetts    05/25/1995           100              Insurance Agency

|__American Data Solutions,                     Delaware         10/17/2000           100              Holding Company

|__American Data Source India Private           India            09/03/1997           .. 99            Software Development

|__American Memorial Marketing Services,        Washington       06/19/1980           100              Marketing Services

|__CSW Management Services,                     Texas            06/27/1985           100              Inactive

|__GALIC Disbursing                             Ohio             05/31/1994           100              Payroll Servicer

|__Great American Advisors,                     Ohio             12/10/1993           100              Broker-Dealer

|__Great American Life Assurance Co. of         Puerto           07/01/1964           .. 99            Insurance Company
Puerto

|__Keyes-Graham Insurance Agency,               Massachusetts    08/07/1981           100              Insurance Agency

|__Laurentian Credit Services                   Delaware         10/07/1994           100              Inactive

|__Laurentian Marketing Services,               Delaware         12/23/1987           100              Inactive

|__Laurentian Securities                        Delaware         01/03/1990           100              Inactive

|__Lifestyle Financial Investments,             Ohio             12/29/1993           100              Marketing Services

|__Lifestyle Financial Investments Agency of    Ohio             03/07/1994           beneficial       Insurance Agency
OH

|__Lifestyle Financial Investments of           Indiana          02/24/1994           100              Insurance Agency
Indiana,

|__Lifestyle Financial Investments of the NW,   Minnesota        06/10/1985           100              Insurance Agency

|__Loyal Marketing Services,                    Alabama          07/20/1990           100              Inactive

|__Money-Plan International,                    Florida          12/31/1979           100              Insurance Agency

|__Retirement Resource Group,                   Indiana          02/05/1995           100              Insurance Agency

|__AAG Insurance Agency of                      Alabama          09/22/1995           100              Insurance Agency

|__AAG Insurance Agency of Texas,               Texas            06/02/1995           100              Insurance Agency

|__RRG of Ohio,                                 Ohio             02/21/1996           beneficial       Insurance Agency

|__SPELCO (UK)                                  United Kingdom   ..................   .. 99            Inactive

|__SWTC Hong Kong                               Hong Kong        ..................   100              Inactive

|__SWTC,                                        Delaware         ..................   100              Inactive

|__Tecnomil                                     Delaware         07/05/1977           100              Inactive

|__Great American Insurance Agency,             Ohio             04/20/1999           100              Insurance Agency

|__Great American Insurance Company of NY       New York         08/22/1947           100              Property/Casualty Insurance

|__Great American Lloyd's Insurance             Texas            10/09/1979           beneficial       Lloyd's Plan Insurer

|__Great American Lloyd's,                      Texas            08/02/1983           100              Corporate Attorney-in-Fact

|__Great American Management Services,          Ohio             12/05/1974           100              Data Processing and Equipment
                                                                                                       Leasing

|__American Payroll Services,                   Ohio             02/20/1987           100              Payroll Services

|__Great American Re                            Delaware         05/14/1971           100              Reinsurance Intermediary

|__Great Texas County Mutual Insurance          Texas            04/29/1954           beneficial       Automobile Insurance

|__Grizzly Golf Center,                         Ohio             11/08/1993           100              Golf Course Management

|__Key Largo Group,                             Florida          02/25/1969.          100              Land Developer

|__Mid-Continent Casualty                       Oklahoma         02/26/1947           100              Property/Casualty Insurance

|__Mid-Continent Insurance                      Oklahoma         08/13/1992           100              Property/Casualty Insurance

|__Oklahoma Surety                              Oklahoma         08/05/1968           100             Special Coverage Insurance Co.

|__National Interstate                          Ohio             01/26/1989           .. 58            Holding Company

|__American Highways Insurance Agency           California       05/05/1994           100              Insurance Agency

|__American Highways Insurance Agency           Ohio             06/29/1999           100              Insurance Agency

|__Explorer Insurance Agency,                   Ohio             07/17/1997           beneficial       Insurance Agency

|__Hudson Indemnity,                            Cayman           06/12/1996           100              Property/Casualty Insurance

|__National Interstate Ins. Agency of Texas,    Texas            06/07/1989           beneficial       Insurance Agency

|__National Interstate Insurance Agency,        Ohio             02/13/1989           100              Insurance Agency

|__National Interstate Insurance                Ohio             02/10/1989           100              Property/Casualty Insurance

|__National Interstate Ins. Company of          Hawaii           09/20/1999           100              Property/Casualty Insurance
Hawaii,

|__NorthCoast Management,                       Nebraska         02/09/1993           100              Underwriting Management

|__Quality Pacific Insurance,                   Hawaii           03/17/1999           .. 95            Insurance Agency

|__Safety, Claims & Litigation Services,        Pennsylvania     06/23/1995           100              Claims Third Party
                                                                                                       Administrator

|__PCC 38                                       Illinois         12/23/1996           100              Real Estate Holding Company

|__Pointe Apartments,                           Minnesota        06/24/1993           100              Real Estate Holding Company

|__Premier Dealer Services,                     Illinois         06/24/1998           100              Third Party Administrator

|__Seven Hills Insurance                        New York         11/03/1932           100              Property/Casualty Reinsurance

|__Stone Mountain Professional Liability        Georgia          08/07/1995           100              Insurance Agency
Agency,

|__Tamarack American,                           Delaware         06/10/1986           100              Management Holding Company

|__Timberglen                                   United Kingdom   10/28/1992           100              Investments

|__Transport Insurance                          Ohio             05/25/1976           100              Property Casualty Insurance

|__Instech                                      Texas            09/02/1975           100              Claim and Claim Adjustment
                                                                                                       Services

|__Transport Insurance Agency,                  Texas            08/21/1989           beneficial       Insurance Agency

|__Worldwide Insurance                          Ohio             09/27/1979           100              Property/Casualty Insurance

|__Worldwide Direct Auto Insurance              Kentucky         11/13/1961           100              Property/Casualty Insurance

|__Worldwide Casualty Insurance                 Kentucky         02/17/1981           100              Property/Casualty Insurance

|__One East Fourth,                             Ohio             02/03/1964           100              Real Estate Holding Company

|__Pioneer Carpet Mills,                        Ohio             04/29/1976           100              Inactive

|__TEJ Holdings,                                Ohio             12/04/1984           100              Real Estate Holding Company

|__Three East Fourth,                           Ohio             08/10/1966           100              Real Estate Holding Company

(1)Except Director's Qualifying Shares.

(2)Total percentage owned by parent shown and by other affiliated company(s).


Item 27.  Number of Contract Owners

As of March 31, 2001, there were 4,534 Individual Contract Owners, Of which 4,054 were qualified and 480 were non-qualified.

Item 28.  Indemnification

     (a) The Code of Regulations of Annuity Investors Life Insurance Company provides in Article V as follows:


     The Corporations shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was director or officer of the Corporation and whom it may indemnify pursuant thereto. The Corporation may, within the sole discretion of the Board of Directors, indemnify in whole or in part any other persons whom it may indemnify pursuant thereto.

     Insofar as indemnification for liability arising under the Securities Act of 1933 ("1933 Act") may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (b) The directors and officers of Annuity Investors Life Insurance Company are covered under A directors and Officers Reimbursement Policy. Under the Reimbursement Policy, directors and officers are indemnified for loss arising from any covered claim by reason of any Wrongful Act in their capacities as directors or officers, except to the extent the Company has indemnified them. In general, the term "loss" means any amount which the directors or officers are legally obligated to pay for a claim for Wrongful Acts. In general, the term "Wrongful Acts" means any breach of duty, neglect, error, misstatement, misleading statement, omission or act by a director or officer while acting individually or collectively in their capacity as such claimed against them solely by reason of their being directors and officers. The limit of liability under the program is $20,000,000 for the policy year ending September 1, 2001. The primary policy under the program is with National Union Fire Insurance Company of Pittsburgh, PA, in the name of American Premier Underwriters, Inc.

Item 29.  Principal Underwriter

     Great American Advisors, Inc.(f.k.a. AAG Securities, Inc.) is the underwriter and distributor of the Contracts as defined in the Investment Company Act of 1940 ("1940 Act"). It is also the underwriter and distributor of Annuity Investors(r) Variable Account B.

     (a) Great American Advisors, Inc. does not act as a principal underwriter, depositor, sponsor or investment adviser for any investment company other than Annuity Investors Variable Account A and Annuity Investors Variable Account B.

       (b)    Directors Officers of Great American Advisors, Inc.

 Name and Principal                Position with
 Business Address                  Great American Advisors, Inc.

 James Lee Henderson  (1)          President
 James T. McVey  (1)               Chief Operating Officer and Senior Vice
                                   President
 Christopher Gryzen  (1)           Vice President and Chief Compliance Officer
 Mark Francis Muething  (1)        Vice President, Secretary and Director
 Peter J. Nerone  (1)              Vice President
 William Claire Bair, Jr.  (1)     Chief Financial Officer
 Paul Ohlin  (1)                   Treasurer
 Thomas E. Mischell  (1)           Assistant Treasurer
 Fred J. Runk  (1)                 Assistant Treasurer

(1)    525 Vine Street, 7th Floor, Cincinnati, Ohio  45202
       (c)    Not Applicable

Item 30.  Location of Accounts and Records

     All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Teresa C. Caprio, Vice President and Treasurer of the Company at the Administrative Office.
Item 31.  Management Services

       Not Applicable

Item 32.  Undertakings

     (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.
     (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
     (c) Registrant undertakes to deliver any Prospectus and Statement of Additional Information and any financial Statements required to be made available under this Form promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

     (d) The Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                                             SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Post-Effective Amendment No. 5 to its Registration Statement to be signed on its behalf by the undersigned in the City of Cincinnati, State of Ohio on the 30th day of April, 2001.


               Annuity Investors Variable Account A (Registrant)


                            By: /s/Charles R. Scheper
                               Charles R. Scheper
                                    President
                             Chief Executive Officer
                         and Director, Annuity Investors
                             Life Insurance Company


                    ANNUITY INVESTORS LIFE INSURANCE COMPANY
                                   (Depositor)


                            By: /s/Charles R. Scheper
                               Charles R. Scheper
                                    President
                      Chief Executive Officer and Director

     As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 5 to the registration Statement has be signed by the following persons in the capacities and on the dates indicated.



/s/  Robert Allen Adams        Chairman                    April 30, 2001
     Robert Allen Adams*

/s/  Teresa C. Caprio           Treasurer                  April 30, 2001
     Teresa C. Caprio*

/s/  Stephen Craig Lindner      Director                   April 30, 2001
     Stephen Craig Lindner*

/s/  William Jack Maney, II     Director                   April 30, 2001
     William Jack Maney, II*

/s/  Mark Francis Muething       Director                  April 30, 2001
     Mark Francis Muething*

/s/  David B. Rich             Chief Operating Officer     April 30, 2001
     David B. Rich*              Director

/s/  Vincent Graineri           Chief Financial Officer    April 30, 2001
     Vincent Graineri




     * Executed by Carol Edwards Dunn on behalf of those indicated pursuant to Power of Attorney


                                                           EXHIBIT INDEX

Exhibit No.                Description of Exhibit
     (5)(d) Revised form of Application for Group Flexible Premium Deferred Annuity Contract and Individual Flexible Premium Deferred Annuity Contract or Certification under a Group Contract. 1/

(10)                Consent of Independent Auditors1/
(15)     Powers of Attorney 1/

     1/ Incorporated by reference to Post-Effective Amendment No. 8, filed on behalf of Annuity Investors Variable Account B, SEC '33 Act File No. 333-19725, '40 Act File No. 811-08017 on April 30, 2001.








A1801401NW                                                          AILIC-A



1.  OWNER/PARTICIPANT
   Primary Owner/Participant                          Email Address:
     Name                        Sex |_| M  |_| F   SSN           -         -
     Address                     Telephone     (          )           -
     City                   State     Zip          Birthdate    /         /

   Joint Owner (if applicable)
     Name                         Sex |_| M  |_| F   SSN           -         -
     Address                     Telephone     (          )           -
     City                     State     Zip          Birthdate    /         /

2.  EMPLOYER INFORMATION
     Employer                                                         Tax ID#
     Address                        City          State                   Zip

3.  CONTRACT INFORMATION
A.      Contract Name:    |_| Commodore Nauticus(R)    |_| Commodore Americus(R)
                          |_| Other (please specify):

B.      Purchase Payment(s):
|_| Initial Purchase Payment Amount $ (amount paid with this application or rollover amount)
|_| Salary Reduction/Flexible Purchase Payment(s): (For savings/checking account deductions, please complete the Request For Automated Premium Contributions form)
             Periodic Payment Amount $      Projected Annual Purchase Payment $
             First Payment Date:            Frequency:

C.      Tax Qualification:      |_| Non-Qualified   |_| IRA   |_| TSA 403(b)    |_| 401(k)/401(a)  |_| 457    |_| SIMPLE IRA
                                |_| SEP IRA         |_| Other (please specify)

D.      Source of Tax Qualified Contributions:          |_| Employer     |_| Employee     |_| Both
                                                        |_| Other (please specify):

E. Replacement: (Not applicable to participants enrolled in a group contract that is part of an employer sponsored plan.)
1.) Will this Contract replace or use cash values of any existing life insurance or annuity with this Company or any other company? |_| Yes |_| No If "Yes," please list company name: policy/contract #

2.) Do you have existing individual life insurance policies or individual annuity contracts with this Company or any other company? |_| Yes |_| No If "Yes" to either question, you must complete the appropriate replacement forms and, if applicable in your state, the Existing Insurance Statement/Certification form.)

F.      Special Requests:

4.  PROPOSED ANNUITANT (if other than Owner/Participant)

     Name                                          Sex |_| M  |_|   Birthdate         /      /       SSN         -       -
                                                   F
     Address                           City                                     State                Zip
     -------------------------------   ---------------------------------          -----------        -----------

5.  BENEFICIARY
   Primary Beneficiary
     Name                             Relationship            SSN   -         -
     Address                     City                   State               Zip

   Contingent Beneficiary
     Name                             Relationship            SSN   -         -
     Address                       City                      State         Zip

6.   NOTICES (Please review the notice that applies in your state)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Arizona Residents: Upon written request, we will provide factual information within a reasonable time regarding the benefits and provisions of the Contract/Certificate. If for any reason you are not satisfied, you may return it within ten (10) days after the Contract/Certificate is delivered to you and we will refund the Purchase Payments, plus or minus any investment gains or losses on amounts allocated to the variable account, including any deduction for any sales charges or administrative fees, and (if applicable) less any bonus amounts credited to the Purchase Payments.
-----------------------------------------------------------------------------
Arkansas, Kentucky, Louisiana and New Mexico Residents: Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to civil and criminal penalties.
------------------------------------------------------------------------------
Colorado Residents: It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.
----------------------------------------------------------------------------
District of Columbia and Pennsylvania Residents: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.
------------------------------------------------------------------------------
Florida Residents: Any person who knowingly, and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete or misleading information is guilty of a felony of the third degree.
---------------------------------------------------------------------------
Maine and Virginia Residents: It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines or a denial of insurance benefits.
------------------------------------------------------------------------------
New Jersey Residents: Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties.
-----------------------------------------------------------------------------
Ohio Residents: Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud.
----------------------------------------------------------------------

----------------------------------------------------------------------------
7. SUITABILITY REVIEW FOR RESIDENTS OF IOWA, KENTUCKY, MARYLAND, MASSACHUSETTS AND NORTH CAROLINA (TO BE COMPLETED BY OWNER/PARTICIPANT)

SEC/NASD  rules  require that all  registered  representatives  have  reasonable grounds for  believing  that an investment is suitable for you. This decision is made upon the facts  disclosed  by you. If you are not  certain of a  particular value, please make a reasonable estimate.
Marital Status:                |_| Single  |_| Married       |_| Separated     |_| Divorced      Tax Bracket: ___________%
Investment Risk Tolerance:     |_| Low     |_| Moderate      |_|High
Investment Objectives:         |_| Growth  |_| Income        |_| Growth and Income  |_| Capital Preservation
Purpose of Investment:         |_| Retirement        |_| Diversification        |_| Other (Specify)
Annual Family Income $                                        Aggregate Family Net Worth $
                                                              (Excluding Real Estate and Furnishings)

The information as stated above is true to the best of my knowledge.
Signature of Owner/Participant:                       Signature of Agent:

I understand the representative has requested suitability information as required by the SEC/NASD, but I choose not to provide it. Signature of Owner/Participant:
8.  CONSENT TO DELIVERY IN ELECTRONIC MEDIA
-------------------------------------------------------------------------
______ By initialing here, the applicant acknowledges receipt of the applicable Commodore variable annuity prospectus in electronic format and consents to the delivery in electronic format of any Contract/Certificate, prospectus, supplement thereto, statement of additional information or any other information required to be furnished to contract holders, where permissible. Annuity
Investors Life Insurance Company is not required to make all such documents available in electronic format, and may provide any document or supplement to a document in paper format. Electronically formatted documents will be provided via email or on compact disk mailed to your address of record via U.S. Mail. To use the electronic prospectus, you will need a Windows-compatible or Macintosh computer and a CD-ROM drive. You may revoke your consent to delivery in electronic media at any time, or receive a paper copy of any document delivered in electronic format, by contacting Annuity Investors Life Insurance Company.
--------------------------------------------------------------------------

9.  ALLOCATION ELECTIONS
Please indicate how you would like your Purchase Payment allocated, using whole percentages. Your allocation must total 100%. This allocation will be used for future investments unless otherwise specified.

    Portfolios                                             Portfolios
    [Deutsche Asset Management VIT Funds]                   [AIM V.I. Funds]
  % [Deutsche VIT EAFE Equity Index]                     % [Value Fund]
  % [Deutsche VIT Small Cap Index]                       % [Capital Development Fund]
                                                         % [Government Securities Fund]
    [Dreyfus Variable Investment Fund]
  % [Small Cap Portfolio]                                  [PBHG Insurance Series Fund]
  % [Appreciation Portfolio]                             % [Technology & Communications Portfolio]
  % [Growth and Income Portfolio]                        % [Growth II Portfolio]
  % [Dreyfus Socially Responsible Growth Fund, Inc.]     % [Select Value Portfolio]
  % [Dreyfus Stock Index Fund]                           % [Mid-Cap Value Portfolio]

    [Janus Aspen Series]                                   [Strong Investments, Inc.]
  % [SS International Growth Portfolio]                  % [Strong Opportunity Fund II, Inc.]
  % [Worldwide Growth Portfolio]
  % [Aggressive Growth Portfolio]                           [Morgan Stanley UIF, Inc.]
  % [Capital Appreciation Portfolio]                     %  [U.S. Real Estate Portfolio]
  % [Balanced Portfolio]                                 % [Fixed Income Portfolio]

    [Merrill Lynch Variable Series Funds, Inc.]            FIXED ACCOUNT OPTIONS
  % [Basic Value Focus Fund]                             % Fixed Accumulation Account
  % [Global Allocation Focus Fund]                       % Fixed Option 1-Year Guarantee*
  % [High Current Income Fund]                           % Fixed Option 3-Year Guarantee*
  % [Domestic Money Market Fund]                         % Fixed Option 5-Year Guarantee*
                                                         % Fixed Option 7-Year Guarantee*


  % TOTAL                                                             % TOTAL


                        Combined Totals must equal 100%.

10. AGREEMENT I agree that the information provided is true and complete to the best of my knowledge. I have read and understand each of the statements and answers on this form. The Contract (or Certificate) I have applied for is suitable for my investment objectives and financial situation. I ACKNOWLEDGE RECEIPT OF A CURRENT PROSPECTUS. I UNDERSTAND THAT ALL VALUES, WHEN BASED UPON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, ARE VARIABLE AND NOT GUARANTEED AS TO DOLLAR AMOUNT. I UNDERSTAND THAT THE DEATH BENEFIT MAY BE VARIABLE OR FIXED UNDER SPECIFIED CONDITIONS.

Please initial here if you wish to give the registered representative identified below authorization to make transfers on your behalf and at your direction, on this Contract (Certificate).

Signed at (City)                          (State)                   Date
Owner's Signature
Joint Owner's Signature (if applicable)

11. AGENT'S STATEMENT To the best of my knowledge, the annuity applied for |_| is |_| is not intended to replace or use cash values of any existing life insurance or annuity with this or any other company. If the annuity applied for is intended to replace or use cash values of any existing life insurance or annuity with this or any other company, please read to the applicant(s) and complete the appropriate replacement forms and, if applicable in your state, the Existing Insurance Statement/Certification form.

Agent Name (please print)
Agent's Signature                              Date
Name of Broker/Dealer Firm                              Brokerage Account #
Agent #             Agent State License ID #               Agent Phone #

12.  FOR AGENT USE ONLY
|_| NT   |_| T1   |_| T2   |_| T3   |_| T4  (Default:  NT)

                         CONSENT OF INDEPENDENT AUDITORS


     We consent to the reference to our firm under the captions "Experts" and "Financial Statements" and to the use of our reports dated February 9, 2001, with respect to the statutory-basis financial statements of Annuity Investors Life Insurance Company, and February 15, 2001, with respect to the financial statements of Annuity Investors Variable Account A, in Post-effective Amendment No. 5 (Form N-4 No. 33-65409) and Post-effective Amendment No. 13 (Form N-4 No. 811-07299) to the Registration Statements and related Statement of Additional Information of Annuity Investors Variable Account A filed with the Securities and Exchange Commission.



                                           /s/ Ernst & Young LLP
                                               Ernst & Young LLP

Cincinnati, Ohio
April 25, 2001

                              POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.




Date:  April 26, 2001                  /s/ Charles Richard Scheper
                                           Charles Richard Scheper
                                           President,
                                           Chief Executive Officer, & Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.




Date:    April 26, 2001                /s/ Robert A. Adams
                                           Robert A. Adams
                                           Chairman & Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.


Date:  April 26, 2001                  /s/ S. Craig Linder
                                           S. Craig Lindner, Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.


Date:  April 26, 2001                  /s/ William J. Maney II
                                           William J. Maney II
                                           Assistant Treasurer, Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.



Date:  April 26, 2001                  /s/ Mark F. Muething
                                           Mark F. Muething,
                                           Executive Vice President,
                                           General Counsel,
                                           Secretary & Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.



Date:  April 26, 2001                  /s/ David B. Rich
                                           David B. Rich
                                           Chief Operating Officer,
                                           Director

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby makes, constitutes and appoints Mark F. Muething, John P. Gruber and Carol Edwards Dunn, and each of them, severally, his true and lawful attorneys and agents in his name, place and stead and on his behalf (a) to sign and cause to be filed registration statements of Annuity Investors(R) Separate Account A & B under the Securities Act of 1933 and the Investment Company Act of 1940, and all amendments, consents and exhibits thereto; (b) to withdraw such statements or any amendments or exhibits and make requests for acceleration in connection therewith; (c) to take all other action of whatever kind or nature in connection with such registration statements which said attorneys may deem advisable; and (d) to make, file, execute, amend and withdraw documents of every kind, and to take other action of whatever kind they may elect, for the purpose of complying with the laws of any state relating to the sale of securities of Annuity Investors(R) Separate Account A & B, hereby ratifying and confirming all actions of any of said attorneys and agents hereunder. Said attorneys or agents may act jointly or severally, and the action of one shall bind the undersigned as fully as if two or more had acted together.



Date:  April 26, 2001                  /s/ Vincent J. Granieri
                                           Vincent J. Granieri
                                           Senior Vice President,
                                           Chief Financial Officer & Actuary